

06012403

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Wienerberger

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4316   FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 4/10/06

Wienerberger

The most exhausting annual report in years

Annual Report 2005

Earnings Data		2003	2004	2005	Change in %
Revenues	*in € mill.*	1,544.0	1,758.8	1,954.6	+11
EBITDA [1]	*in € mill.*	334.6	405.4	428.4	+6
EBIT [1]	*in € mill.*	186.1	257.5	270.3	+5
Profit before tax	*in € mill.*	156.0	231.4	251.3	+9
Profit after tax	*in € mill.*	112.9	181.8	196.4	+8
Free cash flow [2]	*in € mill.*	264.6	300.7	212.5	-29
Maintenance capex	*in € mill.*	68.6	90.4	88.2	-2
Growth investments	*in € mill.*	310.0	542.2	250.5	-54
ROCE [1]	*in %*	8.7	9.7	8.9	-
CFROI [1]	*in %*	12.7	12.9	12.2	-

Balance Sheet Data		2003	2004	2005	Change in %
Equity [3]	*in € mill.*	980.4	1,367.2	1,483.1	+8
Net debt	*in € mill.*	675.9	762.4	934.4	+23
Capital employed	*in € mill.*	1,524.5	2,031.5	2,289.4	+13
Balance sheet total	*in € mill.*	2,407.1	2,865.9	3,269.6	+14
Gearing	*in %*	68.9	55.8	63.0	-
Employees [4]		10,872	12,154	13,327	+10

Stock Exchange Data		2003	2004	2005	Change in %
Earnings per share	*in €*	1.71	2.54	2.66	+5
Adjusted earnings per share [5]	*in €*	2.01	2.54	2.67	+5
Dividend per share	*in €*	0.77	1.07	1.18	+10
Share price at year-end	*in €*	21.18	35.15	33.80	-4
Shares outstanding (weighted) [6]	*in 1,000*	64,645	69,598	73,196	+5
Market capitalization at year-end	*in € mill.*	1,382.6	2,607.0	2,506.9	-4

Segments 2005 *in € mill. and %*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other [7]
Revenues	507.3 *(+4%)*	385.4 *(+3%)*	747.9 *(+18%)*	337.2 *(+19%)*	-23.2 *(-6%)*
EBITDA [1]	136.7 *(-4%)*	78.0 *(-11%)*	165.3 *(+23%)*	66.4 *(+12%)*	-18.0 *(-3%)*
EBIT [1]	87.0 *(-14%)*	43.3 *(-16%)*	109.2 *(+31%)*	51.8 *(+23%)*	-21.0 *(-1%)*
CFROI in %	13.9	12.1	12.1	14.1	-37.2
Total investments	122.4 *(-6%)*	61.9 *(+10%)*	113.6 *(-72%)*	39.5 *(-10%)*	1.3 *(-52%)*
Capital employed	569.5 *(+22%)*	396.3 *(+10%)*	952.9 *(+8%)*	345.0 *(+24%)*	25.8 *(-38%)*
Employees	4,767 *(+5%)*	2,002 *(+13%)*	4,203 *(+19%)*	2,194 *(+4%)*	161 *(-6%)*

1) Adjusted for non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest
4) Average number of employees for the year
5) Before amortization of goodwill and excluding non-recurring income and expenses
6) Adjusted for treasury stock
7) Including Group eliminations and holding company costs

Note: In the table of segment data, changes in % to the prior period are shown in brackets.
All abbreviations and foreign terms are defined in the glossary (bookmark) on page 139.

Revenues and EBITDA Margin
in € mill. and %



1,544.0
1,758.8
1,954.6
21.7
23.1
21.9
40%
30%
20%
10%
0%
2003 2004 2005
Revenues
EBITDA margin

EBITDA and EBIT
in € mill.



334.6
405.4
428.4
186.1
257.5
270.3
500
400
300
200
100
0
2003 2004 2005
EBITDA
EBIT

Equity and Net Debt
in € mill.



980.4
1,367.2
1,483.1
675.9
762.4
934.4
1,500
1,250
1,000
750
500
250
0
2003 2004 2005
Equity
Net debt

Earnings per Share
in €



1.71
2.01
2.54
2.54
2.66
2.67
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2003 2004 2005
IFRS
Adjusted

ROCE and CFROI
in %



8.7
12.7
9.7
12.9
8.9
12.2
15.0
12.0
9.0
6.0
3.0
0.0
2003 2004 2005
ROCE
WACC
CFROI
Hurdle rate

Free Cash Flow and Growth Investments
in € mill.



264.6
310.0
300.7
542.2
212.5
250.5
600
500
400
300
200
100
0
2003 2004 2005
Free cash flow
Growth investments

Revenues by Segment



1
2
3
4
5

1 Central-East Europe 26%
2 Central-West Europe 20%
3 North-West Europe 38%
4 USA 17%
5 Investments and Other -1%

EBITDA by Segment



1
2
3
4
5

1 Central-East Europe 32%
2 Central-West Europe 18%
3 North-West Europe 39%
4 USA 15%
5 Investments and Other -4%

Revenues by Product



1
2
3
4

1 Hollow bricks 33%
2 Facing bricks 41%
3 Roofing systems 21%
4 Pavers 5%

The Year 2005 in Review

Wienerberger continued its growth course during 2005. We did not meet our own ambitious goal to improve earnings by 10% over the record year of 2004, but Group revenues increased 11% to € 1,954.6 million and EBITDA rose by a further 6% to € 428.4 million – and that in the face of strong economic headwinds.

Our expansion strategy and geographical portfolio allowed us to more than offset EBITDA declines totalling € 26.6 million in Germany, Poland and Hungary as well as an additional € 30 million in higher energy costs. Operating profit increased 5% as did earnings per share, which rose to € 2.66 even though the capital increase in 2004 raised the comparable number of shares outstanding by more than 5%. The Managing Board will recommend that the Annual General Meeting approve a 10% increase in the dividend to € 1.18 per share.

From a strategic standpoint, we concentrated on the implementation of numerous profitable growth projects and the further development of our products and production technologies in 2005. Our investments in acquisitions and new capacity totalled € 250.5 million, and we started or realized more than 30 projects during the year. Gearing rose only slightly from 56 to 63% because of the strong free cash flow, and provides sufficient financial latitude for the continuation of our growth course.

Market Positions

Wienerberger is the world's largest producer of bricks and Nr. 2 on the clay roof tile market in Europe. We also hold leading positions in pavers in Europe, with a total of 232 plants in 24 countries.

Hollow bricks: Nr. 1 worldwide
Facing bricks: Nr. 1 in Europe, Nr. 2 in the USA
Clay roof tiles: Nr. 2 in Europe

The last year was anything but a **stroll** through the park.

In the face of a stiff breeze:

+6% in EBITDA to € 428 million




No reason to get cold feet:

Free cash flow +29% to € 213 million

… turned the headwinds into an upswing:

+11% in revenues

€ 1.95 billion



Although we never knew
where the wind was coming from:

5% growth in earnings per share





In this type of weather, we don’t go shopping:

still € 251 million growth capex

Something to hold on to:

Wienerberger remains the world leader in bricks








Contents



Index



Specials

Internet Links

The terms that are designated as links (see example below) in this annual report provide access to additional background information together with the URL annualreport.wienerberger.com (without space between words).

...regular analyses on Wie...
(Vienna), Berenberg...

annualreport.wienerberger.com/analyses

Dear Shareholders,

Continuation of growth course despite headwinds from market

In 2005 Wienerberger was able to record further earnings growth despite strong headwinds from the economic environment, even though growth was slower than in the past. A number of opposing factors were responsible for this development: the return on growth projects carried out in recent years had a positive impact, while declines on three key markets and a massive rise in energy prices during the year had an adverse effect.

Difficult business conditions improve towards year-end

The general economic environment was less favorable during 2005 than in the prior year. After a long winter we were faced with significant declines on residential construction markets in several East European countries and in Germany. The market for wall construction materials in Poland contracted roughly 7% due to a shift from single family houses to multi-storey dwellings. The decline in Hungary was even higher after a cut in the federal subsidy for home builders during 2004 and other government austerity measures triggered a sharp drop in consumer spending for major investments. However, the demand for bricks in Poland and Hungary stabilized during the fourth quarter of 2005. In Germany, consumer uncertainty led to the further postponement of construction projects and an unexpectedly high market decline of more than 10%. Residential construction also decreased in Great Britain, but housing starts showed excellent development in Belgium, France, Italy and Switzerland. In the USA new residential construction again reached a record level and, as in past years, played an important role in the dynamic growth of the economy. Experience shows that a high level of residential construction activity provides above-average support for the economic performance of a country.

Goal not reached – but growth remains solid

In spite of this difficult operating environment, Wienerberger continued its profitable growth strategy and again showed satisfactory development. We did not meet our self-defined, ambitious goal to increase earnings by 10% over the record year of 2004, but Group revenues increased 11% to € 1,954.6 million and operating EBITDA rose 6% to € 428.4 million. Operating profit grew 5% to € 270.3 million despite a high level of capital expenditure in 2004 and the resulting higher depreciation charge.

Geographic portfolio and expansion offset declines on three markets

Our expansion strategy and geographical portfolio allowed us to more than offset EBITDA declines totaling € 26.6 million in Germany, Poland and Hungary as well as an additional € 30 million charge from higher energy prices. While earnings in the Central-East Europe and Central-West Europe segments fell € 5.5 million and € 9.2 million, respectively, below the prior year, North-West Europe reported an increase of € 30.8 million and the USA a plus of € 7.3 million. Above all Belgium, France, the Czech Republic, Romania and Semmelrock recorded substantially higher earnings than in 2004. Support was also provided by the first full-year consolidation of thebrickbusiness in Great Britain. Pressure on margins was noted in Poland, where we were able to use the difficult business climate to increase our market shares. The sharp rise in energy prices had an especially strong impact on our earnings because the price increases for natural gas started at mid-year after we had already adjusted our selling prices during the first quarter.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Immediate adjustment of strategy to meet market conditions

Wienerberger reacted to these changed market conditions by accelerating cost and capacity optimization during the year. Seventeen smaller and older plants – primarily in Poland, Hungary and Germany – were closed, one-fourth of them on a temporary basis or in part, and production was shifted to newer and more efficient facilities. These measures were coupled with non-recurring expenses of € 11.4 million for 2005, which include € 9.8 million cash-out and € 1.6 million in write-offs. In keeping with the company's strategy to divest non-operating real estate, we sold a large property in the south of Vienna for € 15.7 million at the end of the year. The resulting book gain of € 10.6 million nearly offset the restructuring costs associated with the above-mentioned shutdowns.

Increase in dividend and continuation of distribution policy

Operating profit increased 5% as did adjusted earnings per share, which rose to € 2.67 even though the capital increase in 2004 raised the comparable number of shares outstanding by more than 5%. This will allow us to continue our dividend policy, which calls for a payout ratio of roughly 45%. The Managing Board will recommend that the Annual General Meeting approve a 10% increase in the dividend from € 1.07 to € 1.18 per share, which represents a yield of 3.4% on the average share price for 2005. We intend to continue this dividend policy in the future, in order to offer shareholders an attractive minimum return on their invested capital.

100% free float and broad international shareholder structure

The free float of Wienerberger AG increased to 100% during the course of the year. Numerous investors who held the exchangeable bonds issued by Bank Austria Creditanstalt exercised their options, and became shareholders of our company. At the same time, the bank's stake in Wienerberger AG fell below 5%. An analysis carried out in January 2006 shows that Wienerberger has a widely diversified international shareholder structure, which is typical for a large publicly traded company. Nearly 60% of professional investors come from Anglo-Saxon countries, and 19% of our capital is held in Austria. The remaining stakes are distributed throughout Germany, France, Switzerland and Northern Europe. The Managing Board decided to repurchase 600,000 shares of our stock – which represents 0.81% of issued shares – on the Vienna Stock Exchange at an average price of € 35.54 between March 24 and May 6, 2005 to serve the stock option plan.

Strong market positions and geographic diversification reduce risk

The foundation for the sustainable success of Wienerberger is formed by strong positions on all local markets and a balanced geographic portfolio. This allows us to offset fluctuations in individual markets and minimize risk. The largest share of revenues is generated in the USA with 17%, followed by Germany with 12% and Holland and Belgium with 10% each. Wienerberger is the largest producer of hollow bricks in the world, and the company that drives the development of this product. We are also number 1 in facing bricks in Europe and number 2 in the USA. In the clay roof tile segment, I consider Wienerberger to be number 2 in Europe.

Logical consolidator in the brick industry with profitable growth opportunities

We are the logical consolidator in the brick industry, which gives us unique access to profitable growth projects. After realizing the synergies and opportunities for optimization which we expect from every project, our goal is to generate a cash flow return on investment (CFROI) that lies clearly above the current return for the Group. Our activities in the past prove that we are able to meet this goal. The largest acquisition made by Wienerberger to date was the takeover of Koramic Roofing in two steps during 2003 and 2004. A comparison of the € 423 million purchase price with the € 68 million EBITDA generated by Koramic Roofing in 2005 yields a CFROI of 16% – exactly within our limits for external projects. thebrickbusiness, the third largest producer of bricks in Great Britain, was acquired at the end of 2004 and can therefore be evaluated according to our self-defined goals in 2007 at the earliest. However, we successfully concluded the integration of this company during the past year and carried out a number of optimization measures. The cash flow return on investment (CFROI) for the Group declined slightly in 2005 because of market developments and totaled 12.2 after 12.9% in the previous year, but still exceeded our 12% hurdle rate.

€ 250.5 million in growth investments, gearing rises to 63%

From a strategic standpoint, we concentrated on the implementation of numerous profitable growth projects as well as the further development of our products and production technologies in 2005. Our investments in growth projects totaled € 250.5 million, whereby 75% of this amount was directed to new plants or capacity extensions and 25% to smaller acquisitions. We started or realized more than 30 bolt-on projects during the year. As a result of these growth investments and an increase in working capital – a consequence of the weaker market demand – net debt rose from € 762.4 to 934.4 million. Gearing therefore increased from 55.8 to 63.0%, which still represents a solid ratio that will give us sufficient flexibility to continue our expansion. Our goals call for gearing to remain within a range from 60 to 80%. Wienerberger is able to invest roughly € 250 million in growth each year from current free cash flow. A further € 250 million in debt capacity will become available if we raise gearing to 80%.

Wienerberger debut bond with € 400 million successfully placed

In order to finance our expansion, we took advantage of the favorable interest rate levels and issued our first corporate bond in 2005. The volume was increased from the originally planned € 300 million to 400 million because of a three-fold oversubscription. The bonds were placed with Austrian (35%) and international (65%) investors – above all in Holland, Great Britain, Germany, Norway and France. This instrument further diversified our range of debt financing sources, broadened our investor base and substantially expanded the term structure of our liabilities. The Wienerberger bond pays a coupon of 3.875% and is due on April 25, 2012.

Higher energy costs to be offset by price adjustments

For 2006 I expect a general improvement in the economic climate. Although we are facing an increase of roughly € 45 million in energy costs over 2005, we should be in a position to largely offset these added expenses through price adjustments that were made at the start of 2006, if there is no significant deterioration on individual markets. By the end of February 2006 we had also secured approximately 40% of the gas supplies required for the current year at prices that are below the calculation basis for the above-mentioned € 45 million. A further 23% of our energy requirements are purchased on regulated markets in Eastern Europe.

Optimistic outlook for 2006 in a number of markets

The market situation in Poland and Hungary stabilized toward the end of 2005. Following capacity adjustments and the start-up of new plants, our goal for the coming year is to improve earnings in these countries. A steady increase in residential construction is forecasted for all other East European markets, and I expect particularly strong growth in Romania. We also assume that developments in Western Europe will be positive, or at least remain stable. In Germany there are signs of increasing confidence, which could also have a favorable impact on construction activity. New residential construction should continue to show strength in Belgium and France, and growth in Holland should reach a moderate level. For Great Britain we expect a stable number of housing starts, whereas in the USA a weakening in this indicator is possible. Since this development is linked primarily to higher interest rates, our US management expects it would have a principal impact on the low-price segment in which bricks hardly play a role. The demand for facing bricks – as well as the price level – should therefore remain strong.

Goal to increase earnings by 10% confirmed

We used 2005 to further optimize our production capacity and cost structures. In combination with the successful implementation of our profitable growth strategy, I am optimistic that we will be able to reach our goal to increase earnings by 10% in 2006. Our expansion plans foresee roughly € 250 million of growth investments during the coming year. At this time we expect the major part of this volume will be directed toward new plant construction or the expansion of capacity. We will also evaluate larger acquisitions, but only conclude such transactions if they match our strategy and, above all, create value.

Thanks to employees and management, Supervisory Board and shareholders

The success of Wienerberger is based on a strong corporate culture and goal-oriented teamwork by all parties. The success of our operating companies is the result of sustainable economic, ecological and social efforts by our local employees and managers. This commitment is also honored by our customers and business partners. I would like to thank the Supervisory Board for their candid discussions as well as the efficient treatment of strategic and operating issues, and my colleagues on the board for their intensive and constructive teamwork in 2005. My special thanks go out to our employees and management, whose commitment allowed us to realize satisfactory earnings in spite of the headwinds created by the market and energy price developments during the year. In conclusion, I would like to express my thanks to you, our shareholders, for the trust you have placed in us. Continue to accompany us on our growth course in a successful future.

Yours
Wolfgang Reithofer

Managing Board and Management

Wolfgang Reithofer

Chief Executive Officer
Appointed up to May 2011
Born 1948, married,
one daughter, two sons

While working towards his Doctorate of Laws at the University of Vienna, he also attended courses in technical mathematics and business administration. After nine years as assistant to the board and officer with Union Baugesellschaft and Österreichische Realitäten AG, he joined Wienerberger as an officer in 1981 with responsibility for personnel, legal affairs, controlling, and accounting. After only four years he was appointed to the Managing Board in 1985; he became Vice-Chairman in 1992 and CEO in May 2001.

Additional functions: Chairman of the Supervisory Board of ÖBB Holding AG and ÖBB Immobilien Management GmbH, Vice-Chairman of the Supervisory Board of Immoeast Immobilien Anlagen AG, Supervisory Board member of Wiener Börse AG

Heimo Scheuch

Chief Operating Officer
Appointed up to May 2009
Born 1966, married

After the completion of legal studies at the Universities of Vienna and Paris and studies at the Vienna University of Economics and Business Administration, the City of London Polytechnic and Ecole Superieure de Commerce de Paris, he began his career with the legal firm Shook, Hardy & Bacon in Milan and London as a corporate finance specialist. In 1996 he joined Wienerberger AG as assistant to the Managing Board; in 1997 he transferred to the senior management of Terca Bricks in Belgium, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Additional functions: Member of the Executive Committee of the European Brick Association, board member of the French and Belgian brick associations

Hans Tschuden

Chief Financial Officer
Appointed up to May 2009
Born 1958, married,
two sons

He completed studies at the Vienna University of Economics and Business Administration and INSEAD in Paris, and started his career – after working in the accounting department of Ögussa and as assistant to the Managing Director of Heringrad – with the Wienerberger Group in 1989 as controller. He then advanced to become Managing Director of Keramo Wienerberger in Belgium, Wienerberger pipe systems in Vienna and Steinzeug clay pipe sewage systems in Cologne. In 1999 he became a member of the Wienerberger Management Committee and joined the Managing Board of Wienerberger AG in May 2001 as CFO.

Johann Windisch

Chief Operating Officer
Appointed up to May 2009
Born 1952, married,
one daughter, one son

After receiving his doctorate in Industrial Engineering and Management from the Technical University of Vienna and consulting work for Agiplan in Vienna, he joined Wienerberger in 1980 as assistant to the Managing Board. He assumed management of the controlling and accounting departments in 1983, and took over direction of the building construction area in 1987. He was then appointed to the Managing Board of Wienerberger Ziegelindustrie, where he became CEO in 1999. In May 2001 he was appointed to the Managing Board of Wienerberger AG as COO.

Additional functions: Chairman of the Hollow Brick Product Group and member of the Executive Committee of the European Brick Association, President of the Austrian Association of Brick Producers, member of the Board of the Croatian-Austrian Chamber of Commerce



From left to right: Hans Tschuden, Wolfgang Reithofer, Johann Windisch, Heimo Scheuch

Management Committee

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group.

Top Executives	
Johan van der Biest	Wienerberger Belgium
Dick Green	General Shale Bricks, USA
Klaus Hoppe	Wienerberger Germany
Bert Jan Koekoek	Wienerberger Netherlands
Christian Schügerl	Wienerberger Eastern Europe
Karl Thaller	Wienerberger Eastern Europe
Willy van Riet	Wienerberger Great Britain

Corporate Services	
Martin Kasa	Corporate Marketing
Walter Linke	Corporate Engineering
Thomas Melzer	Corporate Communications
Brigitta Schwarzer	General Secretary
Hannes Taubinger	Corporate Controlling
Anton Ulmer	Corporate Development (as of June 2005)

Organization

	Wolfgang Reithofer	Johann Windisch	Heimo Scheuch	Hans Tschuden
	CEO	COO	COO	CFO
Corporate Services				
	Strategy,	Technology,	Corporate Marketing,	Controlling, Treasury, IT,
	Investor Relations,	Engineering,	Product Management,	Human Resources,
	Communications,	Procurement	European Lobbying	Corporate Development,
	General Secretary			Risk Management
Segmentation		**Central-East Europe**	**North-West Europe**	**USA**
		Austria	Belgium	Southeast
		Hungary	Holland	Midwest
		Czech Republic	France	Mid-Atlantic
		Poland	Great Britain	
		Slovakia	Ireland	
		Croatia	Denmark	
		Slovenia	Sweden	
		Romania	Norway	
		Bosnia	Finland	
		Bulgaria	Estonia	
		Russia	Latvia	
		Ukraine	Lithuania	
		Semmelrock		
		Bramac		
		Tondach Gleinstätten		
	Investments and Other	**Central-West Europe**		**Investments and Other**
	Real Estate	Germany		Pipelife
		Switzerland		
		Italy		


In the
brick business,
not everything
is sunshine

But if you're really good at what you do, you can face any kind of weather.

1

New residential construction and renovation

The pace of new residential construction on local markets has an important influence on the demand for bricks. Major drivers for new residential construction include population growth and consumer confidence in the individual countries. Bricks are also used for office and public buildings. In contrast, the demand for clay roof tiles is driven more by renovation (55%) and less by new residential construction (45%).


Consumer Confidence
80%
60%
40%
20%
0%
-20%
-40%
-60%
2001
2002
2003
2004
2005
USA
Western Europe
Eastern Europe

2

Focus on core business and profitable growth strategy

The core business of Wienerberger – bricks, roof tiles and pavers – is capital-intensive. After a high initial investment, only ca. 60% of depreciation is required for maintenance capex. This releases substantial free cash flows that can be used, above all, for profitable growth. As the largest producer of bricks in the world, we invest roughly € 250 million each year to increase our existing positions and develop new markets.


4
3
1
2

Revenues by Product

1 Hollow bricks 33%
2 Facing bricks 41%
3 Roofing systems 21%
4 Pavers 5%

Report of the Supervisory Board

Extensive coordination between Supervisory and Managing Boards

During the reporting year the Supervisory Board and Managing Board held five meetings that included extensive discussions on the financial position and strategic development of the Group as well as major events, investments and programs. At all meetings the Managing Board provided the Supervisory Board with detailed information and also supplied regular written reports on the business and financial condition of the Group and its holdings, as well as the personnel situation, capital expenditure and acquisition plans. Separate reports were prepared for special projects. In addition, the Chairman of the Supervisory Board held regular conferences with the Chief Executive to discuss the strategy, development of business and risk management of the Company.

Evaluation of long-term growth potential by Supervisory Board

The activities of the Supervisory Board included a detailed evaluation of the Group's long-term growth potential and the steady implementation of its profitable expansion strategy. In particular, these discussions also concentrated on a series of potential major acquisitions. However, these projects would have destroyed value because of excessive price expectations by the sellers, and they were not pursued. The Supervisory Board discussed an extensive report presented by the Managing Board at a meeting on December 1, which covered the Russian building industry in general and also provided information on new residential construction and the brick market in this country as well as factors to be considered for expansion outside the greater Moscow area. In order to finance the more than 30 bolt-on projects that were started or realized during the past year and refinance short-term liabilities, the Supervisory Board approved the issue of a € 400 million corporate bond with a seven-year term as well as a commercial paper program.

Capacity adjustments to optimize business

During the second half of the year the Supervisory Board dealt with optimization measures and the resulting capacity adjustments that were made necessary by forecasts that the Company would most likely not meet the targeted 10% increase in earnings. The Supervisory Board approved the recommendation of the Managing Board to close a total of 17 plants, which resulted in restructuring costs of € 11.4 million.

In-depth treatment of individual topics by the committees

The committees examined a range of specialized subjects in detail and reported to the Supervisory Board on the results of these discussions. The Strategy Committee met three times, the Personnel Committee four times and the Accounting Committee met once. There were four members who each missed one meeting of the Supervisory Board during the past year; the meetings of the committees were attended by all members.

Presidium approved compensation for Managing Board

The Presidium of the Supervisory Board received regular information from the Managing Board on the development of business and represented the Company on Managing Board issues. In particular, the Presidium was responsible for approving the remuneration for the individual members of the Managing Board including variable components of compensation. The criteria used to determine the variable components of compensation, the principles underlying pension commitments and severance pay as well as information on compensation paid to individual members of the Managing Board and Supervisory Board are explained in the remuneration report on page 31.

Accounting Committee examined annual financial statements and risk management

The Accounting Committee consulted the auditor in its meeting on March 29, 2005, which focused on an examination of the annual financial statements 2004 of Wienerberger AG, the consolidated financial statements, the review of operations and the recommendation of the Managing Board for the distribution of profits. In addition, the Accounting Committee issued a statement on

5

Know how and synergies of the Group

The competitive advantage of Wienerberger is based on detailed knowledge of the local markets by all operating personnel as well as the use of group-wide synergies through the exchange of know-how in the areas of technology, marketing, product development and procurement.



4

Local presence and decentralized organization

The maximum supply radius is 250 km for hollow bricks, 500 km for facing bricks and 800 km for clay roof tiles. In order to fully cover a regional market with bricks and tiles, a company needs a network of production facilities as well as an organization that places high value on decentralized responsibility and local know-how. Cultural preferences and the construction standards of the individual regions influence the development of markets and products.



3

Strong market positions and customer relations

Our goal is to develop strong market positions and customer relationships in all markets in which we are active. We work to meet this goal with high-quality products and services as well as sustainable and responsible actions by all our employees.



Friedrich Kadrnoska, Chairman of the Supervisory Board of Wienerberger AG

the planned auditor for the 2005 Business Year that also covered the legal relations of this firm with the Wienerberger Group and members of its corporate bodies as well as a recommendation for the auditor's election. The Accounting Committee discussed the implementation of risk management in the Group and found no grounds for criticism.

Strategy Committee handled investments and other major transactions and measures

The Strategy Committee dealt with major investments in the construction of new plants, capacity extensions and acquisitions, necessary restructuring measures through plant closings with a focus on Germany, Poland and Hungary as well as the sale of non-operating real estate through written resolutions and at three meetings. The Strategy Committee was principally responsible for all transactions requiring approval, which are not reserved for the Supervisory Board.

Personnel and Nominating Committee extended contract of Reithofer and nominated Johnson to Supervisory Board

A meeting of the Personnel and Nominating Committee on February 14, 2005 discussed the proposal of nominations to the Annual General Meeting, which led to the nomination of Peter Johnson, Chief Executive Officer of George Wimpey plc. The Annual General Meeting on May 12 followed this recommendation and elected Peter Johnson to the Supervisory Board, and also extended the term of office for Christian Dumolin. Following his election to the Supervisory Board, Peter Johnson was appointed to the Strategy Committee. In accordance with a recommendation of the Personnel and Nominating Committee, the Supervisory Board extended the contract of the

Chief Executive Officer, Wolfgang Reithofer, on August 30 for another five years up to May 2011. The work of this committee also focused on the design of the 2005 and 2006 stock option plans for key managers of the Wienerberger Group. The terms of these plans are described on page 127 of the notes.

Unqualified opinion and approval of annual financial statements

The annual financial statements and review of operations of Wienerberger AG as well as the consolidated financial statements for 2005 according to IFRS were audited by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH and awarded an unqualified opinion. The Audit Committee discussed all documentation related to the annual financial statements, the recommendation of the Managing Board for the distribution of profits and the auditor's reports in detail with the auditor and presented this information to the Supervisory Board. We examined this information as required by § 96 of the Austrian Stock Corporation Act and agree with the results of the audit. The Supervisory Board has approved the annual financial statements, which are hereby ratified in accordance with § 125 Par. 2 of the Austrian Stock Corporation Act. We also agree with the recommendation of the Managing Board for the use of net profit.

Further improvement in corporate governance and "new" committees

The Supervisory Board discussed the further optimization of corporate governance in the Group during two meetings. On February 14, 2006 the rules of procedure for the Managing Board and Supervisory Board were amended to meet new legal requirements and the revised Austrian Corporate Governance Code. The former Strategy Committee is now called the Project Committee, and the name of the Accounting Committee was changed to Audit Committee. The responsibilities of the various committees of the Supervisory Board are described in detail in the Corporate Governance Report on page 28. The members of the committees are listed on the next page, and the criteria for independence that were established by the Supervisory Board can be reviewed on the Wienerberger website.

Rupert Hatschek resigns with 137th AGM

Rupert Hatschek, who has been a member of the Supervisory Board since 1993 and also serves as a member of the Personnel and Nominating Committee, announced his resignation from the Supervisory Board for personal reasons effective with the Annual General Meeting on April 27, 2006. We would like to thank Rupert Hatschek for his many years of service and his valuable contribution to the development of the Wienerberger Group.

Thanks to employees and management

The Supervisory Board would like to express its thanks to the management and employees of the Company for their efforts during the past year, which was a particular challenge for each and every person because of the difficult business climate. The Supervisory Board considers the 5% growth in earnings per share to be excellent performance in this operating environment.

Vienna, March 27, 2006
Friedrich Kadrnoska, Chairman



Members and Committees of the Supervisory Board

8 shareholder representatives

Friedrich Kadrnoska, Chairman, independent
Appointed to 138th AGM (2007), first elected: May 8, 2002
Chairman of the Supervisory Boards of Wiener Börse AG, Österreichisches Verkehrsbüro AG, RUEFA Reisen AG and Adria Bank AG, member of the Supervisory Boards of VISA Service Kreditkarten AG and Wiener Privatbank Immobilieninvest AG, Managing Board member of "Privatstiftung zur Verwaltung von Anteilsrechten", Director of the VISA Europe Limited Board and of UniCredito Italiano

Christian Dumolin, Vice-Chairman, independent
Appointed to 141st AGM (2010), first elected: July 17, 1996
Chairman of the Supervisory Board of the Koramic Investment Group NV, member of the Regents Board of the Belgian National Bank

Rupert Hatschek, independent, resigns as of April 27, 2006
Appointed to 138th AGM (2007), first elected: June 3, 1993
Managing Director of Rupertus Vermögensverwaltungs- und Beteiligungsges.m.b.H., member of the Supervisory Boards of AIBC Anglo Irish Bank (Austria) Kapitalanlagegesellschaft m.b.H., Vienna (Vice-Chairman), König & Bauer AG and Maschinenfabrik KBA-Mödling AG

Peter Johnson, independent
Appointed to 141st AGM (2010), first elected: May 12, 2005
Chief Executive Officer of George Wimpey Plc, member of the Managing Board of the Home Builders Federation and the Supervisory Board of DS Smith Plc

Franz Lauer, independent
Appointed to 138th AGM (2007), first elected: June 20, 1983
Member of the Supervisory Boards of Voestalpine AG, Flughafen Wien AG and Teerag Asdag AG

Harald Nograsek, independent
Appointed to 138th AGM (2007), first elected: May 8, 2002
Chief Financial Officer of Österreichisches Verkehrsbüro AG

Claus Raidl, independent
Appointed to 140th AGM (2009), first elected: May 11, 2004
Chief Executive Officer of Böhler-Uddeholm AG, Chairman of the Supervisory Board of EK Mittelstandsfinanzierungs AG, member of the Supervisory Boards of Wiener Börse AG, Donau Allgemeine Versicherungs-Aktiengesellschaft and Voestalpine Bahnsysteme GmbH

Franz Rauch, independent
Appointed to 140th AGM (2009), first elected: May 11, 2004
Managing partner of Rauch Fruchtsäfte Gesellschaft mbH, member of the Supervisory Boards of ÖBB Holding AG, Bank Austria Creditanstalt AG, Generali Holding AG, OTAG Oberflächentechnologie AG, Hohenems, Vorarlberger Kraftwerke AG and Vorarlberger Illwerke AG

4 employee representatives

Rupert Bellina, delegated for the first time: January 25, 2005
Foreman at Semmelrock Baustoffindustrie GmbH

Claudia Krenn, delegated for the first time: July 2, 2002
Office management at Wienerberger AG

Karl Sauer, delegated for the first time: October 9, 1996
Chairman of the Employees' Council, speaker of the European Employees' Council

Gerhard Seban, delegated for the first time: February 3, 2006
Salesman at the Hennersdorf plant in Austria

4 committees

Presidium and Remuneration Committee
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin

Project Committee
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin
Peter Johnson
Claus Raidl
Karl Sauer

Audit Committee
Harald Nograsek *(Chairman)*
Franz Lauer
Karl Sauer

Personnel and Nominating Committee
Friedrich Kadrnoska *(Chairman)*
Christian Dumolin
Rupert Hatschek
Franz Rauch
Karl Sauer

Resigned

Helmut Urban *(as of February 3, 2006)*

Corporate Governance Report

Early implementation of strict principles of good management and transparency

For many years Wienerberger has followed a strategy that is designed to increase the value of the Company on a sustainable and long-term basis. Strict principles of good management and transparency as well as the continuous development of an efficient control system in the interest of all stakeholders form the basis for meeting this goal. This corporate culture creates trust in the company, and is therefore an essential factor for the long-term creation of value.

Guidelines to prevent insider trading

We pay highest attention to the equal treatment of and provision of comprehensive information to all shareholders. To prevent insider trading, we have issued a compliance code that is also published on our website. This guideline implements the regulations of the Issuer Compliance Code published by the Austrian Financial Market Authority, and also covers the members of the Supervisory Board. The observance of these rules is monitored regularly by our compliance officer.

Further development of Austrian Corporate Governance Code

The revised Austrian Corporate Governance Code took effect in January 2006, and reflects changes made to comply with EU recommendations as well as amendments to Austrian company law 2005. These code revisions further increase transparency and also strengthen the independence of supervisory boards. The new guidelines require the Supervisory Board and its committees to have a sufficient number of independent members. In addition, the annual report must indicate which members of the supervisory board are considered to be independent (also see page 27). Criteria are also provided for the independence of the supervisory board members, and the activities of the supervisory board through its committees (nominating and remuneration committee) were adjusted to reflect international norms. Furthermore, compensation paid to the Managing Board will become more transparent as a result of the mandatory disclosure of the principles underlying the remuneration system and the amounts paid to individual board members. The code exceeds legal requirements, and compliance is voluntary. Observance of the code also means that the failure to meet C-Rules ("comply or explain") must be explained and disclosed.

Support for code and far-reaching transparency

Wienerberger implemented most of the above-mentioned changes two years ago as part of an improvement to its corporate governance system. The renewed declaration of support by Wienerberger to the new Austrian Corporate Governance Code and to compliance with its rules was therefore only a formality. We not only want to meet the minimum requirements of this code, but strive to achieve best practice. Wienerberger has already received numerous awards for its leading role in corporate governance in Austria.

Evaluation and confirmation of compliance with code by KPMG

The implementation and correctness of our public announcements were evaluated by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH in accordance with the standards issued by the International Federation of Accountants for reviews. Their report can be reviewed on our website under www.wienerberger.com. The auditor's evaluation of our adherence to the rules of the code and the correctness of our announcements confirmed that this public declaration of compliance is correct.

Amendment of rules of procedure to meet revised code

In keeping with the spirit of the code, the members of the Managing Board and Supervisory Board, in particular through their chairmen, regularly confer on the development and strategy of the Company above and beyond discussions conducted during the regular meetings of the Supervisory Board. The Supervisory Board also exercises its consultative and control functions through committees, where such actions are required by defined responsibilities or the importance of particular issues. The rules of procedure for the Managing Board and Supervisory Board were amended to meet the revised requirements of the code in a meeting of the Supervisory Board on February 14, 2006. These documents are available for review on our website under www.wienerberger.com. The names of the Strategy Committee and Accounting Committee were changed to Project Committee and Audit Committee, respectively, while the responsibilities and duties of these committees remain nearly unchanged.

Committees, duties and responsibilities of Supervisory Board

The ***Supervisory Board*** is responsible for decisions that involve subjects of fundamental importance or the strategic direction of the Group. The ***Presidium*** represents the interests of the company on all Managing Board issues, and also serves as a ***Remuneration Committee*** for the members of the Managing Board. The ***Project Committee*** is authorized to approve transactions and measures that do not require the approval of the Supervisory Board – in particular capital expenditures, acquisitions and the sale of property – and also makes decisions in urgent cases. The ***Audit Committee*** is responsible for all questions related to the annual financial statements and the audit of the Group as well as accounting, in preparation for the Supervisory Board. In addition, this committee evaluates the independence of the auditor and its qualifications as verified by a peer review. A financial expert serves as a member of the Wienerberger Audit Committee.

All members of Wienerberger Supervisory Board are independent

The ***Personnel and Nominating Committee*** is responsible for preparing nominations to the Supervisory Board, whereby its goal is to guarantee the independence of the members of this body. It recommends nominations to the Supervisory Board, which are placed before the Annual General Meeting for a vote. The criteria for independence are published on our website under www.wienerberger.com. The Personnel and Nominating Committee is also responsible for establishing a description of the required qualifications prior to the appointment of persons to the Managing Board and preparing decisions for the Supervisory Board based on a defined selection procedure and succession planning. This committee also approved the terms of the stock option plans for key employees of the Group, which are described on page 127 of the notes. The participation of Wienerberger employees on the Supervisory Board and its committees through their elected representatives forms a legally regulated part of the Austrian corporate governance system. The Austrian Stock Corporation Act entitles employees to delegate one member from among their ranks to the Supervisory Board of a corporation for every two members elected by the annual general meeting.

Succession planning for Managing Board based on assessment

In 2000 an assessment process was conducted for Wienerberger management to select new members for the Managing Board. This objective procedure led to an extension of Wolfgang Reithofer's term of office as well as the appointment of Heimo Scheuch, Hans Tschuden and Johann Windisch to the Managing Board. It also provided the Personnel and Nominating Committee with basic information to be used in succession planning for the Wienerberger Managing Board. In August 2005 the Supervisory Board extended the contract with Chief Executive Officer Wolfgang Reithofer for a further five years up to May 2011.

Report on related party transactions

The Supervisory Board of Wienerberger includes no former members of the Managing Board or key employees, and there are also no cross representations. No loans were granted to the members of the Supervisory Board or Managing Board, and no agreements have been concluded with these persons. Information on related party transactions is provided on page 127 of the notes.

Disclosure of auditor's fees

The 136th Annual General Meeting nominated KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH to audit the annual financial statements and consolidated financial statements of Wienerberger AG. In addition to this function, KPMG also provides tax and financial consulting for the Wienerberger Group through its global network of partner offices. Consulting fees charged by KPMG, excluding the audit of financial statements, totaled less than € 0.4 million for 2005. The fees for the audit of the Group and related services totaled € 1.3 million. In 2006 there are only a few contractual agreements for the provision of project-related consulting services.

Extensive risk management does not require specific department

A management letter prepared by the auditor as well as a report by this firm on the efficiency of risk management in the Wienerberger Group was presented to the Chairman of the Supervisory Board and discussed by this body. The risk analysis prepared together with an external consultant indicated that the specific circumstances associated with the risk situation of the Wienerberger Group could not be optimized in a reasonable manner through the establishment of a traditional internal audit function. Therefore, internal controlling and audit functions are carried out by Group controlling to avoid additional costs, and evaluated by the auditor based on a questionnaire with a focus that varies each year. The Managing Board reports to the Supervisory Board once each year on planning as part of this control system and the most important results of control measures.

"One share - one vote" applies in full

Wienerberger AG has issued 74.2 million shares of common stock. There are no preferred shares or limitations on common shares. Therefore, the principle "one share – one vote" applies in full. In order to guarantee the equal treatment of all shareholders in the determination of a price for mandatory offers, the 15% discount permitted by § 26 Par. 1 of the Austrian Corporate Takeover Act was excluded. This decision ensures that each shareholder will receive the same price for his or her Wienerberger shares in the event of a mandatory offer. Wienerberger AG has no core shareholder. The shareholder structure is described on page 36.

Current data on compensation and director's dealing on the website

The principles of the remuneration policy and detailed information on the compensation paid to each member of the Wienerberger Managing Board and Supervisory Board as well as an overview of the shares held by these persons is shown on the next pages. Current updates on the purchase and sale of Wienerberger shares by members of the Managing Board or Supervisory Board is disclosed on the Company's website under "Directors' Dealing".

Full implementation of the code

Under consideration of the above-mentioned modification to the internal audit function, Wienerberger meets all rules of the Austrian Corporate Governance Code, even those that have only recommendation character.

Remuneration Report

Remuneration report explains amount and structure of payments to Managing and Supervisory Boards

The remuneration report summarizes the principles that are used to determine the remuneration for the Managing Board of Wienerberger AG, and also provides details on the amount and structure of the income of these persons. In addition, it includes information on the underlying principles and amount of compensation paid to the members of the Supervisory Board as well as data on the number of shares owned by members of the Managing Board and Supervisory Board. The Supervisory Board has transferred the determination of remuneration for the Managing Board of Wienerberger AG to the Presidium, which therefore also serves as the Remuneration Committee.

Goal of remuneration systems is to reflect the success of the company

In accordance with Austrian law, the Managing Board is appointed for a specific term of office that equals a maximum of five years. The employment contracts for the individual members of the Wienerberger Managing Board are prepared by the Remuneration Committee together with an external consultant, and the amount and structure of compensation is defined for the full contract period. The goal of the remuneration system is to provide the members of the Managing Board with compensation that is appropriate in national and international comparison (building materials sector) in accordance with their functions and scopes of responsibility. An important element of this remuneration system is a high variable component, which reflects the joint and personal performance of every member of the Managing Board as well as the success of the company. Total compensation is divided into fixed, variable and share-based components, whereby the variable component is based on profit after tax and the share-based component on the mid- to long-term development of the company.

Fixed base salary oriented on responsibilities

The ***fixed base salary*** reflects the scope of responsibility of the Managing Board member and, following common practice in Austria, is divided into fourteen installments and paid at the end of each month. This results in different base salaries that correspond to the individual duties as well as the related strategic and operating responsibilities of the various board members.

Annual bonus based on profit after tax

The ***annual bonus*** represents a variable cash payment that is dependent on the base salary as well as profit after tax before minority interest, and thereby also reflects the financing costs associated with the Group's growth course. The variable component of salary is limited to 200% of the annual fixed salary for the Chief Executive Officer and 150% for all other members of the Managing Board. The variable cash compensation is verified by the auditor and paid in the following year.

Over 50% of compensation is variable

Cash payments to the members of the Managing Board totaled TEUR 3,618 for 2005 (2004: TEUR 3,430). Of this amount, TEUR 1,627 represent fixed base salaries and TEUR 1,991 are variable components that will be paid in 2006.

Cash compensation Managing Board		2004			2005	
in TEUR	Fixed	Variable	Total	Fixed	Variable	Total
Wolfgang Reithofer	620	618	**1,238**	626	668	**1,294**
Heimo Scheuch	301	405	**706**	308	441	**749**
Hans Tschuden	301	405	**706**	308	441	**749**
Johann Windisch	376	405	**781**	385	441	**826**
Total	**1,598**	**1,832**	**3,430**	**1,627**	**1,991**	**3,618**

Stock option plan to synchronize interests of management and shareholders

The ***share-based compensation*** for the Managing Board is based on a stock option plan for key managers of the Group, which was approved by the Annual General Meeting of Wienerberger AG on May 8, 2002. The stock option plan represents a form of remuneration with a long-term incentive. The number of allocated options is dependent on the fulfillment of annual performance goals. In order for the 2005 options to become valid, actual results must equal at least 95% of budgeted profit after tax before minority interest for the Group. If actual results are between 95 and 100% of the target, the number of options is allocated on a proportional basis. In accordance with this condition, CEO Wolfgang Reithofer was allocated 12,354 options for 2005 and the other members of the Managing Board, Heimo Scheuch, Hans Tschuden and Johann Windisch, were allocated 10,295 options each for Wienerberger shares at an exercise price of € 37.50. No subsequent change in the performance targets is possible after the allocation of the share-based compensation. The terms of the stock option plan and the valuation of the options are described in the notes on page 127.

Other activities require approval of Supervisory Board

The members of the Managing Board require the approval of the Supervisory Board before they may enter into any activities outside the scope of their work with Wienerberger. This guarantees that neither the time required nor the related compensation could lead to a conflict with their duties for the company. Any outside activities that involve seats on supervisory boards or comparable positions for publicly traded companies are listed on page 18 and also disclosed on the Wienerberger website. No compensation is provided for positions in Group companies.

Severance pay is regulated by law in Austria

All members of the Managing Board are covered by ***defined contribution pension agreements*** that require the company to make a fixed contribution each year. The Chief Executive Officer also has an "old" defined benefit pension agreement that guarantees a fixed indexed pension payment. The company has no obligations above and beyond these agreements. Defined contribution payments and provisions for pensions (defined benefit commitments) totaled TEUR 1,075 for the members of the Managing Board during the reporting year (2004: TEUR 627). The members of the Managing Board are entitled to severance payments on the termination of employment in accordance with legal regulations in Austria, which depends on total compensation as well as the length of service with the company. Legal requirements define the maximum severance payments as one full year's compensation, whereby the entitlement is forfeited if the employment relationship is terminated by the employee. Severance payment for the Wienerberger Chief Executive Officer may equal a maximum of two year's compensation. The addition to the provision for severance payments was calculated in accordance with financial principles and totaled TEUR 378 for 2005. Payments of TEUR 589 were made to former members of the Managing Board and their surviving dependents in 2005 (2004: TEUR 501).

Annual General Meeting approves remuneration for Supervisory Board

The remuneration for the members of the Supervisory Board was approved by the Annual General Meeting on May 15, 2003 and equals 0.15% of profit after tax (before minority interests). Therefore, compensation for the 2005 Business Year totaled TEUR 295. The distribution of this amount among the members of the Supervisory Board is decided at the constituent meeting of this body that follows the Annual General Meeting for the prior year, and is based on functions and memberships in committees. For 2004 (payment in 2005) and 2003 (payment in 2004) compensation for the members of the Supervisory Board totaled TEUR 273 and TEUR 170, and is distributed as follows:

Supervisory Board Remuneration *in TEUR*	**Payments in 2004**	**Payments in 2005**
Friedrich Kadrnoska, *Chairman*	40	72
Christian Dumolin, *Vice-Chairman*	33	60
Rupert Hatschek	13	24
Franz Lauer	13	24
Harald Nograsek	20	36
Claus Raidl	0	17
Franz Rauch	0	17
Karl Schmutzer [1]	13	8
Jean Dominique Sturm [1]	13	8
Willy van Riet [2]	20	8
Alois Michielsen [3]	4	0
Total	**170**	**273**

1) Resigned from the Supervisory Board on May 11, 2004
2) Resigned from the Supervisory Board on March 30, 2004
3) Resigned from the Supervisory Board on May 15, 2003

No additional compensation for Supervisory Board

No compensation is paid for services outside the above-mentioned Supervisory Board duties, in particular for consulting or arranging services. The salaries received by the employee representatives as part of their employment contracts represent exceptions to this rule.

Managing and Supervisory Boards voluntarily disclose holdings in Wienerberger shares

The members of the Managing and Supervisory Boards have voluntarily agreed to disclose their holdings in shares of Wienerberger AG. In accordance with § 48 of the Austrian Stock Exchange Act, the purchase or sale of shares by members of the Managing Board and Supervisory Board is reported to the Austrian Financial Market Authority within five working days after the date on which the transaction is concluded and is also disclosed on the Wienerberger website under "Directors' Dealing". The number of Wienerberger shares held by the members of the Managing and Supervisory Boards at the end of 2005 totaled 244,607. Rupert Hatschek will resign from the Supervisory Board effective with the Annual General Meeting on April 27, 2006, and his holding is therefore not reported.

Number of shares owned	**1.1.2005**	**Purchase**	**Sale**	**31.12.2005**
Managing Board				
Wolfgang Reithofer	150,041	18,000	0	168,041
Heimo Scheuch	3,120	15,000	0	18,120
Hans Tschuden	1,497	15,000	7,500	8,997
Johann Windisch	10,000	15,000	0	25,000
Supervisory Board				
Friedrich Kadrnoska	759	0	0	759
Christian Dumolin	23,690	0	0	23,690
Peter Johnson	0	0	0	0
Franz Lauer	0	0	0	0
Harald Nograsek	0	0	0	0
Claus Raidl	0	0	0	0
Franz Rauch	0	0	0	0
Total	**189,107**	**63,000**	**7,500**	**244,607**

The Wienerberger Share

ATX again top performer in international comparison with +51%

2005 was a very successful year for the European stock exchanges. The English FTSE 100 Index and German DAX reported sound performance with increases of 17% and 27%, respectively. The Austrian ATX closed the third year in succession with a new record high and growth of 51%. In contrast, developments on the US exchanges were disappointing: the American S&P 500 closed the year with a plus of only 3% and the Dow Jones Industrial fell 1% below the prior year level. The strong rise in energy prices was also a dominating factor for capital markets, and triggered a substantial rise in the share prices of raw material and utility companies. However, this trend had a negative impact on energy-dependent branches. The construction industry recorded strong growth in spite of these factors, above all during the second half-year, as a result of high M&A activity and good earnings. The Dow Jones Euro Stoxx Construction & Materials and the Bloomberg 500 Building Index registered increases of 31% and 26% for the year.

Share price under strong pressure at mid-year, with recovery at year-end

After an unusually strong increase in 2004, the Wienerberger share came under pressure during the reporting year because of slower growth and declined by 4%. At the start of 2005 the share price was able to continue the past year's trend, reaching an annual high of € 39.10 in February. The negative impact of a slowdown in new residential construction on a number of East European markets combined with weaker construction activity due to bad weather during the first quarter pushed the share price below this starting level by the end of March. The announcement of six-month results and simultaneous lowering of the ambitious growth targets that were set for the 2005 Business Year added to this downward trend, which ended in October at a low of € 28.12. By the end of the year the share had regained a large part of these losses because of more optimistic forecasts for the development of business in 2006, and closed at € 33.80 in December. The upward development of the share price gained substantial momentum at the start of 2006, and the Wienerberger share rose to a new all-time high of € 40.50 after the February announcement of preliminary results for 2005 that exceeded analyst expectations.

Development of the Share Price



€ 65
€ 60
€ 55
€ 50
€ 45
€ 40
€ 35
€ 30
€ 25
€ 20
€ 250 mill.
€ 200 mill.
€ 150 mill.
€ 100 mill.
€ 50 mill.
€ 0 mill.
J05 F05 M05 A05 M05 J05 J05 A05 S05 O05 N05 D05 J06 F06
Wienerberger AG
DJ Euro Stoxx Construction & Materials
Stock Exchange Turnover of the Wienerberger Share per week (in € mill. double-count method)
ATX – Austrian Traded Price Index

Key Data per Share		2003	2004	2005	Change in %
Earnings	in €	1.71	2.54	2.66	+5
Adjusted earnings [1]	in €	2.01	2.54	2.67	+5
Dividend	in €	0.77	1.07	1.18	+10
Free cash flow [2]	in €	4.09	4.33	2.90	-33
Equity [3]	in €	15.17	19.64	20.26	+3
Share price high	in €	21.60	36.35	39.10	+8
Share price low	in €	14.76	21.10	28.12	+33
Share price at year-end	in €	21.18	35.15	33.80	-4
P/E ratio high [4]		10.7	14.3	14.6	-
P/E ratio low [4]		7.3	8.3	10.5	-
P/E ratio at year-end [4]		10.5	13.8	12.7	-
Shares outstanding (weighted) [5]	in 1,000	64,645	69,598	73,196	+5
Market capitalization at year-end	in € mill.	1,382.6	2,607.0	2,506.9	-4
Average stock exchange turnover/day	in € mill.	3.0	12.2	16.3	+34

1) Before amortization of goodwill, excluding non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest
4) Based on adjusted earnings per share
5) Adjusted for treasury stock

Liquidity
in € Mill.


25
20
15
10
5
0
16.2
11.9
19.2
17.7
21.4
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Ø stock exchange turnover of Wienerberger share/day

Increase of one-third in liquidity over 2004

The trading volume of Wienerberger shares again showed significant growth in 2005. With annual turnover of € 4,039.7 million or an average of 475,508 shares per day (purchases and sales, double-count method), the liquidity of the Wienerberger share increased by roughly one-third over the prior year. However, the Wienerberger share moved from fifth to seventh place in a ranking of top issues on the Vienna Stock Exchange based on trading volume. Over-the-counter sales totaled € 1,629.7 million in 2005, compared to € 1,951.4 million in the previous year. On the Austrian Futures and Option Exchange (ÖTOB) 43,207 option contracts with a total volume of € 147.0 million were traded for Wienerberger stock.

Dividend policy calls for a pay-out ratio of 45% on net income

Wienerberger follows a constant dividend policy, which calls for a payout ratio of roughly 45% of net income (based on approx. 74.2 mill. shares outstanding). The Managing Board will therefore recommend that the Annual General Meeting on April 27, 2006 approve the payment of a € 1.18 dividend per share, which represents an increase of 10% and a total distribution of € 86.4 million. This reflects a yield of 3.4% based on the average share price for 2005 and 3.5% at the year-end rate. Wienerberger intends to continue this dividend policy in the future, in order to offer shareholders an attractive minimum return on their invested capital.

Shareholder Structure

Pure free float company with capitalization of € 2.5 billion at year-end 2005

Wienerberger AG is listed with 74.2 million shares of zero par value common stock (bearer shares, no preferred or registered shares) in the Prime Market segment of the Vienna Stock Exchange. In the USA the company trades on the OTC market through an ADR Level 1 Program of the Bank of New York. With market capitalization of € 2.5 billion and a weighting of 5% in the ATX at year-end 2005, Wienerberger is one of the largest listed companies in Austria.

Shareholder structure by country


7
6
5
4
1
2
3

1 USA 30%
2 UK & Ireland 28%
3 Austria 19%
4 Germany 7%
5 France 5%
6 North Europe 4%
7 Other 7%

Shareholder structure by investor type


7
6
5
4
3
1
2

1 Growth 35%
2 Value 23%
3 GARP 12%
4 Retail 12%
5 Index 7%
6 Hedge funds and other 6%
7 BA-CA exchangeable bond <5%

Wienerberger is a 100% free float company without a core shareholder. AIM Trimark, a Canadian investment company, holds over 5% of the outstanding Wienerberger shares in 16 of its mutual funds. The total number of shares held by Bank Austria Creditanstalt AG, which represent the underlying for a three-year exchangeable bond issued in January 2004, fell below 5% in the prior year.

Wienerberger has a widely diversified shareholder structure, which is typical for an international publicly traded company. The majority of professional investors come from Anglo-Saxon countries, the USA (30%) as well as Great Britain and Ireland (28%). The share of retail investors totals only 12%, the majority are institutional investors with 88%. Nearly half the investors are growth-oriented (growth or GARP investors, see the graph on the left). Our owners include some of the best known investment companies in the world, such as AIM Trimark, Franklin Advisors, Fidelity Investments, Deutsche Asset Management and Pioneer. AIM Trimark reported a holding of more than 5% of Wienerberger shares at year-end 2005. Fidelity informed us on May 12 and Bank Austria Creditanstalt reported on August 29 that each of their stakes had fallen below 5%.

The Wienerberger Corporate Bond

In order to refinance short-term liabilities, Wienerberger successfully placed its first corporate bond in April 2005 and thereby further diversified its sources of financing. The issue volume was increased from the originally planned € 300 to 400 million as a result of the three-fold oversubscription. The bonds were placed with Austrian (35%) and international (65%) investors – above all in Holland, Great Britain, Germany, Norway and France. The coupon pays 3.875%, and the maturity extends for seven years. Standard & Poor's rated Wienerberger and its bond "BBB (stable outlook)" and Moody's issued a "Baa2 (stable outlook)". The Wienerberger bond is traded on the Vienna and Luxemburg Stock Exchanges.

Investor Relations

Professional investor relations have had a high priority at Wienerberger for many years. This function reports directly to the Chief Executive Officer, but its work is also integrated closely with the Chief Financial Officer. The goal of our investor relations activities is to provide a true and fair view of the company, and thereby facilitate a correct valuation of the Wienerberger share.

High number of investor contacts and relaunch of website

Wienerberger again held several road shows and participated in investor conferences in Europe and the USA during the past year. The Managing Board and the investor relations team met hundreds of investors personally and discussed the company as well as its development and strategy in conference calls and video meetings. The new Wienerberger website with its innovative design and optimized structure went online in September, and also included a further improvement of the investor relations content. In addition to extensive information on the company, we also provide download versions of annual and interim reports, a financial calendar, current presentations, live webcasts of the annual general meeting and press conferences, recordings of conference calls, analysts' earnings estimates and current reports, and a specially designed online annual report (annualreport.wienerberger.com).

National and international awards for Wienerberger investor relations and annual report

Our efforts to continually improve investor relations were also recognized by the financial community in 2005. At the Austrian Stock Exchange Awards we received gold in the main category and silver for corporate governance. Even more satisfying were the many awards we received for our "unexciting" annual report. Wienerberger won first prize for the best annual report in 2004 at the Austrian Annual Report Awards. At the renowned worldwide ARC Awards in New York, we received an entire basket of prizes: five Gold Awards for the annual report – overall presentation, photography, cover photo/design, interior design and financial data. However, the most important honor was a Grand Award for Financial Data, which ranked Wienerberger first among the 1,900 entries for the best presentation of results in the world. Our report was also recognized by "Real IR Magazine" (11th in Europe) and by the "Annual Report on Annual Reports" (18th in the world).

Coverage further increased in 2005

The coverage of our company by a large number of well-known Austrian and international investment banks further increased during the reporting year. As of March 2006 the following brokers publish regular analyses on Wienerberger and its stock (in alphabetical order): ABN Amro (London), Bank Austria Creditanstalt (Vienna), Credit Suisse First Boston (London), Deutsche Bank (London/Vienna), Dresdner Kleinwort Wasserstein (London), Erste Bank (Vienna), Goldman Sachs (London), MAN Securities (London), Merrill Lynch (London), RCB (Vienna), UBS (London).

Information on the Wienerberger Share

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-mail:	communication@wienerberger.com
Website:	www.wienerberger.com
Online Annual Report:	annualreport.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR:	WBRBY
ISIN:	AT0000831706

Strategy and Business Model

Wienerberger is a growth company with high free cash flow

The Wienerberger strategy is based on profitable growth with a focus on bricks, roof tiles and pavers. We are the largest multi-national supplier in our core business, and hold strong market positions in 24 countries with our own production facilities as well as in six export markets (also see pages 62 and 63). Our core products – hollow bricks, facing bricks, roofing systems and pavers – have one factor in common: they generate high free cash flows that we use to continue our expansion through acquisitions and the construction of new plants.

Revenues 2005 by product


4
3
2
1

1 Hollow bricks 33%
2 Facing bricks 41%
3 Roofing systems 21%
4 Pavers 5%

Bricks are the most popular building material in the world for new residential construction, and are also used in the non-residential segment. Wienerberger has developed leading positions on all relevant markets in Europe (with the exception of the Iberian Peninsula) and the USA in recent years. Our innovative products, own technology and a broad-based plant structure give us a decisive competitive advantage. Hollow bricks generate 33% of Group revenues and 42% of EBITDA. The facing brick product lines are responsible for 41% of revenues and 36% of EBITDA.

Clay roof tiles are primarily used to cover pitched roofs in Europe. Bricks and roof tiles represent basic building materials for houses, and the combination of these two product areas creates both cost and market synergies. More than half of clay roof tiles are used in renovation, which leads to a lower dependency on cyclical new housing starts than hollow and facing bricks. The major features of the clay roof tile industry are growing market shares, stable cash flows and high profitability. Our clay roof tile activities in Belgium, Holland, France, Germany, Poland, Estonia and Switzerland as well as a 25% holding in Tondach Gleinstätten in Central-East Europe produce roofing systems made of clay. Bramac, a 50/50 joint venture with Lafarge, manufactures concrete roof tiles for Central-East Europe. Clay and concrete roof tiles contribute 21% to Group revenues and 22% to EBITDA.

EBITDA 2005 by products


5
4
3
2
1

1 Hollow bricks 42%
2 Facing bricks 36%
3 Roofing systems 22%
4 Pavers 4%
5 Investments and Other -4%

The fourth core product area is formed by pavers. We are represented in this sector by Semmelrock, a 75% subsidiary and one of the leading producers of concrete slabs and pavers in Central and Eastern Europe, as well as our wholly owned paver activities in the Benelux countries. This product area generates 5% of revenues and 4% of EBITDA.

The brick and clay roof tile business is capital-intensive. It requires a high initial investment and generates stable cash flows. In our core business, we only require roughly 60% of depreciation for maintenance capex. This leads to high free cash flows that can be used for growth projects, dividends, debt reduction or share buybacks. Given the attractive opportunities available to Wienerberger, we are focusing our activities on profitable growth and distinguish between two types of projects: "bolt-on projects" and "external projects". We define bolt-on projects as the construction of new plants or extension of capacity as well as smaller acquisitions in existing markets. The integration of these projects with our activities and subsequent optimization allow us to realize high synergies and increase earnings. For these projects, we have set an ambitious target: cash flow return on investment (CFROI) of at least 22% within two or three years after the start of investment. An analysis of the more than 40 bolt-on projects that we have carried out since 2000 confirms that we have met this goal with CFROIs between 20 and 30% – dependent on the exact monitoring period.

Ambitious profitability criteria for growth projects

When strategic considerations, in particular leading market positions, justify a higher purchase price, we define a CFROI of 16% as the hurdle rate for "external projects" in the third year after investment. We define external projects as the acquisition of competitors with strong positions or the entry into new markets, which will form the basis for bolt-on projects in future years. We also use external projects to improve the earning power of the Group, which currently generates a CFROI of 12.2%. An analysis of the Koramic acquisition, which was started in 2003 and concluded in 2004, based on a comparison of the € 423 million purchase price with EBITDA of € 68 million in 2005 (= year 3 of the investment) yields a CFROI of 16% – which exactly meets our guidelines. thebrickbusiness, the third largest producer of bricks in Great Britain, was acquired at the end of 2004 and cannot be evaluated according to our self-defined targets before 2007.

Sufficient funds available to continue expansion

Wienerberger has a number of alternatives to finance its growth strategy. Bolt-on projects can be financed from free cash flow after dividends of roughly € 140 million. Furthermore, the current level of earnings opens an added debt potential of € 70 million if gearing remains constant. In total, approximately € 210 million is available each year to build new plants, increase capacity and make smaller acquisitions. Management has set a goal to hold gearing within a range of 60 to 80%, and maintain the Company's current rating of BBB / Baa2. Solid gearing of 63% at year-end 2005 creates additional financial flexibility of up to € 250 million for larger growth projects if we increase gearing to 80%.

Expansion in all regions as focus of strategy

Our strategy in the core business is designed to establish and increase leading positions on all markets in which we are present. In addition, we will also expand step by step into new and promising markets, especially in the east.

Eastern Europe is a long-term profitable growth market for Wienerberger

In Eastern Europe Wienerberger holds excellent positions on building material markets, with shares of 20% and more. These markets are characterized by above-average growth in new housing construction, which is shifting further to the east since the EU accession of the Czech Republic, Hungary and Slovakia. Euroconstruct also forecasts significantly higher mid-term growth for the East European EU countries than in Western Europe, although temporary regional declines like 2005 cannot be excluded. We therefore see substantial long-term opportunities throughout this entire region, which has become a home market for us. Wienerberger will use its competitive advantages with respect to costs and products, and gradually increase its activities in Eastern Europe through acquisitions and the expansion of production capacity. In particular, we want to use short-term declines in demand and the resulting market pressure to further strengthen our positions.

Entry in new markets such as Russia, Ukraine and Bulgaria

We are also investigating opportunities to expand into new countries, whereby we focus on growing markets in which bricks already hold a high share. The realistic chance to gain a leading position over the short-term is also an important factor. Our first brick plant in Russia will reach full operations this year, and preparations are underway for market entry outside the greater Moscow area and in Ukraine. In Bulgaria we have acquired an older brick plant 120 km northeast of Sofia, which we intend to rebuild by mid-2007 after the necessary approvals have been received.

Strengthening of market shares in Western Europe through bolt-on projects

Growth opportunities in the mature markets of Western Europe are available through bolt-on projects in all product areas. We utilize synergies created by acquisitions and the extension of capacity, and are thereby able to improve our earnings in stagnating markets. Furthermore, there are opportunities to increase the market share of bricks for load-bearing walls in France, Holland and Great Britain. We expect further consolidation on the German roofing sector, and Wienerberger will take an active role in this process if the conditions are appropriate. Plans also call for an increase in exports to North-West Europe. With this strategy, we intend to steadily expand our market shares in all countries.

US population growth indicates strong long-term demand for bricks

The USA is the largest facing brick market in the world, and currently reports population growth of roughly 1% per year. For this reason, we view the USA as a long-term growth market and important source of earnings for our Company. In 2005 we further increased production capacity at our large plants in Rome (Georgia), Louisville (Kentucky) and Brickhaven (North Carolina) – a strategy that supports the optimization of manufacturing costs. The strengthening of sales through our own brick retailers provide us with direct access to the market and helps utilize production capacity. The construction of larger plants and the expansion of direct sales is an approach that we will also use in the future to steadily expand our market position in the USA.

Investments finance expansion in core business

Non-core activities in the Wienerberger Group are combined under the Investments and Other segment. The strategy for the Pipelife joint venture, the fourth largest producer of plastic pipes in Europe, is to continuously improve earnings and maximize free cash flows and thereby reduce net debt. Pipelife made substantial progress with the implementation of this strategy during the past year and recorded a significant improvement in earnings. All non-core assets are separated from our operating activities and the proceeds from sales are invested to expand the core business. We currently value non-core properties at roughly € 43.5 million.

Maximization of TSR with dividends and earnings growth

The primary goal of Wienerberger is to maximize Total Shareholder Return (TSR). We view both factors – an increase in the price of our stock and dividend payments – as important. We have therefore defined a dividend payout ratio of approximately 45%, which will give shareholders a solid minimum return. We also want to grow profitably across all areas of our core business to form the basis for sustainable growth in the price of our stock.

Disclaimer: Statements on the Future

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should in fact occur, actual results may differ from the results expected at this time. This annual report is not connected with a recommendation to buy or sell shares in Wienerberger AG.

We have lived through a lot of stormy times

But even headwinds couldn't stop our growth course.

1819 *Founding by Alois Miesbach on the Wienerberg in Vienna*

1869 *Start of public trading on the Vienna Stock Exchange*

1918 *Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I*

1945 *Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks*

1955 *Record production for the reconstruction of Vienna after World War II*

1972 *Investment in Bramac concrete roof tile company in Austria*

1980 *Beginning of reorganization and turnaround by new management under Erhard Schaschl*


GENERAL SHALE
BRICK
Building the American Dream


WIENERBERGER


STURM




1990
Start of expansion in Eastern Europe through market entry in Hungary
1995
Acquisition of the Sturm Group in France
934.2
880.8
672.7
851.1
765.1
766.9
1994
Sale of the ÖAG Group
236.9*
179.8*
340.5
154.6*
1986
Start of internationalization and expansion through acquisition of the Oltmanns Group in Germany
1989
Founding of Pipelife joint venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group (sanitary products wholesaler), expansion of clay pipe activities

Group revenues in € mill.


TERCA
LEADER IN BRICKS

* *1986 to 1988 non-consolidated revenues of Wienerberger AG*



2005
Debut bond with a volume of 400 million issued, over 30 growth projects started or realized, closure of 17 old plants with a focus on Germany, Poland and Hungary.

2001
New Managing Board under Wolfgang Reithofer, acquisition of Optiroc brick division in Northern Europe, implementation of a Group-wide restructuring program with focus on Germany

2002
Acquisition of Hanson plc brick activities in Continental Europe



1,094.5
1,113.7
1,143.3
1,337.5
1,544.9
1,670.3
1,826.9
1,653.7
1,758.8
1,954.6

1999
Advance to Global Player through the acquisition of General Shale in the USA, purchase of ZZ Wancor in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife

2004
Transformation to a pure free float company, full acquisition of Koramic Roofing and thebrickbusiness in Great Britain. The change in the consolidation form of the 50% Pipelife investment (from proportional to at-equity) caused the decline in revenues in 2004.

2003
Development of Roofing Systems as second core business through acquisition of a 50% stake in Koramic Roofing and advance to Number 2 in roofing systems in Europe, sale of Steinzeug clay pipe activities



thebrickbusiness
CAT

2000
Transformation to pure player in building materials through sale of Treibacher Industries and Wipark garage business, acquisition of Cherokee Sanford in the USA

1997
Sale of the Business Park Vienna real estate project and Treibacher Abrasives





1996
Acquisition of Terca, the leading facing brick producer in Benelux, majority investment in Semmelrock (pavers) in Austria

Risk Management

Risk is defined as the divergence from goals

Global operations expose the Wienerberger Group to a variety of risks. In principle Wienerberger views risk as the potential divergence from corporate goals, and therefore as a range of potential future scenarios. Risk covers the possibility of a loss (risk in the literal sense of the word) as well as the failure to realize an additional gain.

Natural balance of risk through decentralized organizational structure

A decentralized plant structure and broad-based management team create a geographical diversification that minimizes these business risks. Concentration on the core business, many years of experience in this field and a leading position on its markets allows Wienerberger to identify and correctly evaluate risks at an early stage. The geographical diversification of business activities prevents individual market and production risks from threatening the entire Group, and limits the impact of such events to parts of the local organization. In this way, the Wienerberger business model creates a natural balance of risk.

Identification and regular monitoring of Top 15 risks

Wienerberger re-examined its ***risk assessment*** in 2005, and updated its evaluation of the potential risks facing the Company. This analysis identified the 15 major risks for the Group, which can be classified into four categories:

- Market risks, e.g. development of the construction and brick markets as well as prices
- Procurement, production, capital expenditure and acquisition risks, e.g. excess production capacity, research and development, prices for raw materials and energy
- Financial risks, e.g. foreign exchange risks, financing limitations
- Other risks, e.g. environmental and legal risks

New risk analysis shifts energy costs and legal risks to foreground

Each year the Management Committee analyzes the major risks facing the Group during its strategy meeting, and adjusts its assessment of these risks if necessary. This examination led to a change in the weighting of individual risks during 2005. In particular, the risks associated with interest rate and foreign currency fluctuations have been significantly reduced as a result of the Group's hedging activities. The goal in this area was and is to improve the coverage between assets and liabilities through the use of foreign currency swaps, and thereby minimize the impact of foreign exchange fluctuations on Group equity. In addition, Wienerberger has used the recent favorable level of interest rates to reduce the variable component of financing and in this way limit interest rate risk. Information on the Group's financing situation after hedging effects is provided on pages 125 and 126 of the notes.

Market risks and energy prices are the major risks

At the same time other risks, such as energy costs, have moved more into the foreground. Wienerberger meets the risk associated with rising energy costs by continuously monitoring market developments, concluding forward contracts, defining procurement prices at an early point in time and closing long-term supply contracts. However, the most important measure is the steady optimization of energy requirements. A detailed description of energy procurement is provided on page 60. The major risks for the Group are classified under the category of market risks. They include, above all, the development of new residential construction, the market share of bricks in comparison to substitute products, the competitive situation on supplier and customer markets, the utilization of capacity and price levels in our key markets. We limit these risks through the continuous monitoring of markets by our sales force and local management as well as the development of forecasts for new residential construction. Our most important customers are building material distributors, and we expect further consolidation in this industry and rising pressure on prices in the future. However, our largest single customer group is currently responsible for less than 5% of Group revenues.

No identifiable risks that could endanger the entire company

Our broad geographical diversification limits the largest single risk to less than 20% of current EBITDA. If all top 15 risks should materialize at the same time, less than one-third of equity would be affected. From the present point of view, there are no risks that could endanger the continued existence of the Wienerberger Group. In addition to the 15 major risks, a number of secondary risks are monitored primarily by the local companies and Wienerberger AG is informed if the level of risk should increase.

Risks only taken on in operating business

In order to ***avoid and manage risk*** the local companies deliberately take on risk only as part of their operating activities in the production and sale of building materials. These risks are always evaluated in relation to potential gains or opportunities. Risks beyond the scope of operating activities, for example financial risks, are monitored and managed by the parent company of the Group. The local companies support this function by supplying information. In addition to operating risks, the Group only incurs risk outside the scope of normal business activities in conjunction with acquisitions, financing and investments in non-core areas. All other risks are avoided or hedged. Above all, speculative actions not related to operating activities are prohibited.

Guidelines, insurance and experts help to minimize risk

Various management and investment guidelines as well as policies for the treasury and procurement areas regulate dealings with individual risks. Insurance policies have been concluded to cover specific guarantee or warranty risks and possible damages. The scope of these insurance policies is analyzed regularly based on the maximum cost associated with the insured risk and the relevant insurance premium. In order to counter potential risks that could result from the wide variety of tax, competition, patent, cartel and environmental regulations and laws faced by Wienerberger, management decisions are based on extensive legal consultations with company and outside experts. Compliance with regulations and the supervision of employees in their interaction with risk is a basic responsibility of all Wienerberger managers.

High importance for planning and reporting

The most important instruments for the ***monitoring and management of risk*** are planning and controlling processes, Group guidelines and regular reporting. Reporting plays a major role in the monitoring and control of risks associated with normal business operations. Information on indicators that point to a major potential risk or opportunity and are not included in the formal reporting procedure is passed on to the next higher management level without delay.

Effectiveness of risk management audited and confirmed

The Group auditor evaluates the effectiveness of Wienerberger risk management each year, and reports to the Managing Board and Supervisory Board on the results of this audit. The functional capability of Wienerberger risk management was examined and confirmed by the auditor in accordance with the Austrian Corporate Governance Code. A detailed description of the risks facing the Wienerberger Group is provided in the notes on page 124.

Products

Hollow bricks (1)

Wienerberger hollow brick brand: POROTHERM (POROTON in Germany)

Hollow bricks are used for load-bearing exterior and interior walls as well as for non-load-bearing partition walls or fillwork. A wall made of hollow bricks is normally not seen after completion because it is covered with plaster or paneling.

In any case, the technical advantages and features of these monolithic walls are convincing: high compressive strength, excellent thermal insulation and heat accumulation, sound insulation, high fire resistance (non-flammable), moisture regulating. In short, walls made of bricks create an unmistakably pleasant comfort atmosphere.


1

Wienerberger hollow bricks are sold under the POROTHERM brand (POROTON in Germany), and are optimized to meet these special applications and requirements. Examples are extreme thermal insulating, thick clay blocks for exterior walls, special heavy clay blocks for improved sound insulation and seismic-resistant bricks for safe construction in earthquake zones.

The Wienerberger hollow brick system also includes brick lintels and brick ceiling systems, which makes it possible to build an entire house with bricks – from the basement to the roof.

Pavers (2)

Wienerberger paver brands: TERCA (clay) and SEMMELROCK (concrete)

Pavers by Wienerberger are produced as clinkers made of clay or as concrete tiles and slabs. These materials are used by homeowners (for driveways, paths, terraces and garden design) as well as in public areas (sidewalks, open areas and pedestrian zones).

The large range of shapes, colors and surface structures offered by TERCA clay pavers and SEMMELROCK concrete pavers place virtually no limits on the esthetic fantasy and durability of paver designs. SEMMELROCK concrete pavers also permit the spatial structuring and design of garden landscapes, for example with products for slopes, planters and fencing systems.

Roofing Systems (3)

Wienerberger clay roof tile brand: KORAMIC

Clay roof tiles are used primarily to cover pitched roofs. They not only provide sustainable protection for houses from the weather, but also represent an important design element for architects. Clay roof tiles are not only used in new construction, but also to a large extent in the renovation of existing buildings.

Wienerberger clay roof tiles are sold under the KORAMIC brand. They are available in a wide variety of forms (pressed or plain tiles), colors and surfaces (natural, glazed, sanded or engobed). These product features create a unique and attractive look for a roof made of clay tiles. For each type of tile, Wienerberger offers a complete line of special tiles and accessories such as ridge tiles, verge tiles and much more


3
4
2

Through its 50% holding in Bramac the Wienerberger Group also produces concrete tiles that are used to cover pitched roofs, primarily in Austria and the southeast region of Europe. Concrete roof tiles are used above all in new residential construction.

Facing Bricks (4)

Wienerberger facing brick brand: TERCA

Facing bricks are used in visible brick architecture: facades and interior walls are made from or covered with these bricks. The necessary functions of the load-bearing walls are provided by hollow bricks or other building materials such as concrete or calcium silicate blocks.

A wall made of facing bricks is an esthetic calling card for a home, and also provides optimal protection from the weather – there is no maintenance or expensive renovation in later years. Facing bricks can also be used in a wide range of decorative applications: for example interior walls, exterior enclosures, arches or chimney cappings. Wienerberger facing bricks are sold under the TERCA brand. They open up a wide range of design alternatives through the combination of colors, shapes and surface structures – a feature that is provided by hardly any other building material.

Facing bricks can also be combined together in storey-high prefabricated elements for fast construction. Especially in the area of non-residential construction, brick architecture can therefore play an important role in modern, economic building.

Similar to clothing, architecture is also subject to fashion trends. In this respect the development of new colors, surface structures and special shaped bricks plays an important role. The goal of Wienerberger is to meet the design requirements of architects and builders, and progress with the times.

Employees

Employees by Segment



5
4
3
1
2

1 Central-East Europe 36%
2 Central-West Europe 15%
3 North-West Europe 32%
4 USA 16%
5 Investments and Other 1%

Development of Productivity
in TEUR



180
160
120
80
40
0
142.0
144.7
146.7
30.8
33.4
32.1
2003
2004
2005
Revenues / Employee
EBITDA / Employee

Visit our job center (Jobs & Career) at: www.wienerberger.com

The Wienerberger Group employed an average workforce of 13,327 in Europe and the USA during 2005, compared to 12,154 in the previous year. This increase of roughly 10% resulted from acquisitions and new plant construction in Europe. Revenues per employee rose by 1%, but productivity (EBITDA per employee) fell 4% below the prior year level because of the sharp rise in energy costs.

People are the focus of our efforts at Wienerberger. Professional personnel development and the advancement of human capital represent key factors for the success of our Company. In keeping with our decentralized structure, human resource management is the responsibility of our local companies. Only the personnel policies for key executives are coordinated centrally. These actions concentrate on the identification and support of future managers, the preparation of talented men and women for management positions and the introduction of new management techniques for top executives.

In order to develop the managers of the future, we continued our work on the Wienerberger Ambassador Program in 2005. This program brings talented men and women from all countries together in a two-year series of seminars that teach specialized know-how and the development of international and inter-disciplinary networks as well as the principles that guide our Company. We also conduct a financial trainee program, which is designed to meet our needs for accounting specialists. Over a period of 18 months, selected university graduates gain experience in controlling and SAP.

The Wienerberger Engineering Academy was established as a permanent facility to provide training in various technical disciplines as well as social and management skills, and thereby supports the internal development of specialists to safeguard the long-term success of our Company. This two-year program focuses not only on social skills, but above all on ceramic products and production technologies. The local know-how compiled by our international experts in the areas of raw material testing, mining, preparation, drying and firing technology and quality analysis is passed on to our technical personnel. The goal of this program is to secure and increase our competitive advantage in engineering over the long-term. In the future we plan to extend the Wienerberger Academy to also cover other specialized disciplines in the Company.

In order to increase motivation and strengthen identification with the success of our Company, management receives a fixed salary as well as a variable component that is based on earnings indicators and qualitative criteria and averages roughly one-fourth of total compensation. An important factor for the focus of management on shareholder value is our stock option plan, which covers 70 key employees. The terms of this plan are explained in the notes on page 127.

The further development of the Wienerberger corporate culture and the identification of all employees with these common values is a central objective of our mission statement. This new mission statement was introduced to all Group companies during the past year. Any necessary local modifications and definitions as well as the introduction of this statement were developed as required on site in keeping with our decentralized approach. Wienerberger is dedicated to the principles of sustainability, multi-cultural diversity, decentralized responsibility and entrepreneurial beliefs. People are the focus of our efforts, and our personnel policies are based on this conviction.


Finally, the
sun is shining
again in
Sri Lanka

Above all, in the hearts of people.

We can't change the world alone, but each of us can play a small role in making it a better and more human place. When the Tsunami floods destroyed large parts of Southeast Asia on December 26, 2004, we decided immediately to set an unmistakable sign of our readiness to help. In SOS-Kinderdorf we found a competent partner to work with us on the southeast coast of Sri Lanka, which was hit particularly hard by this disaster. Emergency assistance and the security gained from not being alone in this difficult situation helped people recover their hope and optimism.

Work as therapy

Any tragedy requires a certain period of mourning. However, after this it is very important to rekindle personal initiative and take on responsibility for the future. In a caring way, SOS-Kinderdorf is helping the people in Sri Lanka to take these steps.



First aid is the best aid

The representatives of SOS-Kinderdorf arrived on the east cost only a few days after the "big wave" to provide residents of the completely destroyed Iraalodai fishing village with relief supplies and emergency housing. Funds were distributed for the first phase of reconstruction, and self-help groups were given assistance with the purchase of boats and fishing equipment.









The gift of listening

Day care centers provided refuge and psychological help for children traumatized by terrifying experiences during the floods.





Help for self-help

We placed great value on involving the local population in all reconstruction projects – these men and women should take an active role in designing their new home.

Open to new ideas

In planning and carrying out the many construction projects, residents of the Kayankerni fishing village have proven to be extremely talented and open to new ideas. They have acquired new skills from experts with great interest, and learned about the advantages of unaccustomed construction methods. Before the floods, the people in Kayankerni lived in simple mud houses.











Security for the future

The first houses have now been completed and people are happy that they will soon have a safe roof over their heads. Slowly but surely, smiles are returning to the faces of the villagers ...

Research and Development

R&D is one of the key points in our strategic planning

With its 5,000 year history, the brick is not only one of the most successful building materials from a historical point of view. It remains one of the most important materials for construction throughout the world in the 21st Century. Today the brick is a modern, technologically mature and esthetically versatile product. For this reason, research and development (R&D) is one of the focal points of our strategic planning. It also forms the basis to further expand our competitive advantage. During the past year we invested roughly € 4 million in our R&D activities.

Product development and production technology secure our competitive advantage

R&D is managed centrally, but implemented locally. Our projects concentrate on two areas: product development and production technology. The goal of this work is to maintain or increase our technological leadership by continuously improving the performance, efficiency and quality of our products and production facilities. Our engineering team includes roughly forty men and women who work on the development of new production technologies and the optimization of existing processes as well as their implementation in our many plants. These headquarters experts are supported by our local engineering departments.

Leading role in product development for the brick industry

Wienerberger has established a reputation as the most innovative company in the brick industry through its many years of successful development work. Our close contacts with architects and builders give us new impulses and suggestions for the improvement of our products. In the hollow brick segment, thermal insulation represents one area where we have made substantial progress in recent years. We have created high-end solutions by maximizing the number of void rows, reconfiguring voids and optimizing ceramics, but these changes have also created special challenges for our production technology. These improvements have allowed us to realize thermal insulation values that were previously considered impossible. Wienerberger also offers the Poroton T08 and T09 bricks whose voids are filled with Perlite, a mineral thermal insulating material that is made of expanded volcanic rock. This guarantees a high degree of thermal insulation without additional artificial layers and also improves sound insulation capacity.

Thermal insulation and usability of bricks

Another example for the further development of our product line is the Porotherm M.i, which was designed for applications in connection with thermal insulating facade systems. We designed these bricks in cooperation with leading plaster manufacturers to allow for particularly fast and efficient working as well as increased heat storage, thereby making this product well-suited for the construction of low-energy and passive houses.

Continuous addition of new colors, shapes and surfaces to the product portfolio

The brick is also subject to continuously changing architectonic trends and fashion dictates. For this reason, Wienerberger works continuously to expand the range of its facing bricks, clay roof tiles and pavers. The offering is modified to meet local requirements and traditions, and tailored to meet the needs of buyers and architects by the individual Group companies based on their close contact with customers. We added more than one hundred new colors and shapes to our product lines during the past year, including a sanded clay roof tile with an antique appearance. At present the Wienerberger product line includes roughly 1,500 different facing bricks and 500 types of clay roof tiles.

New, lighter and more environmentally friendly bricks in the USA

In the USA our General Shale subsidiary developed a lighter facing brick to meet the trend that has developed from growing environmental awareness and rising energy costs. This product makes an active contribution to the protection of clay reserves, reduces the amount of energy required for production and transportation, and also lowers emissions. Our new, more environmentally friendly brick generation fully meets the latest demands of consumers. It has also been well received by architects who focus on sustainable construction in accordance with the new LEED standards (Leadership in Energy and Environmental Design) and has been included on their list of "green" building materials.

Improved air stream in kilns and dryers to increase capacity

The optimization of energy costs has always been a focal point of our research activities. Our experts made a breakthrough in this area with the development of an integrated kiln-to-dryer heat transfer process. It has significantly reduced primary energy requirements in existing plants and, at the same time, supported an increase of 20% or more in capacity (depending on the starting level). Improvements in the kiln-to-dryer heat transfer at six existing and three newly constructed plants have also led to substantial reductions in the use of electricity and fuel. These efficiency measures have been implemented in more than 20 brick plants over recent years, and similar projects are planned for other brick and roof tile production facilities.

Reduction in primary energy through use of alternative sources

The high volatility of gas prices has led to the increased use of alternative energy sources. The firing of brick kilns with bituminous coal, which has been perfected by our US plants, has created a major cost advantage over the competition in this country. We also reduce primary energy requirements (gas, coal, oil) by using additives. Substances such as paper fibers, sawdust, straw and coal are mixed with clay during processing, and burnt out completely in the kiln. This not only leads to a reduction in the use of primary energy, but also guarantees the desired degree of porosity and increases the thermal insulating capacity of the final product – and allows us to make a further valuable contribution to the protection of our environment.

Quality leadership through technical differentiation

In addition to cost efficiency, the Wienerberger strategy also focuses on quality leadership. A factory production control program was developed for our European plants during the past year, and will guarantee the continuous monitoring of quality. This system also supports the implementation of CE coding for our products, which is required as of April 2006 by an EU directive that covers the declaration of the major standards for building materials. We are a pioneer in our branch with this multinational solution that also incorporates specific country factors, and are well prepared to meet these additional coding requirements.

The most natural thing in the world: Brick production



Raw materials management (1)

The first phase involves the extraction of clay, the main raw material for bricks, in an environmentally compatible process and transportation to a nearby plant for processing. Wienerberger is dedicated to restoring former clay mining sites. Clay pits that are no longer used are returned to serve as a habitat for flora and fauna or create a natural recreation area for local residents, or are restored for use by agriculture or forestry businesses..



Preparation (2)

The clay is prepared and made workable in a second step by grinding, mixing, wetting and cleaning to remove foreign materials such as stones. Additives (e.g. sawdust) are then added before further production. Technical progress now makes it possible for us to use lower quality clay that was formerly discarded as residue. The use of biogenic, renewable materials such as sunflower seed shells or hay and secondary raw materials like paper fiber improves environmental compatibility and reduces costs.



Shaping (3)

This step involves the actual shaping of the brick, where the prepared clay is pressed through dies by extruders or mechanically compressed into forms. Clay roofing tiles can be extruded or also pressed into forms and made into pressed tiles. Our in-house die manufacturing allows us to develop our own special die forms, which represent the basis for innovative products with new shapes and configurations as well as optimized product features.



Drying (4)

The drying process prepares the brick for firing by removing the moisture from the soft "green" brick. New and more efficient drying and air stream technologies have reduced the drying period to one-third of the originally required time. This lowers energy requirements, improves product quality and helps us develop new products.



Firing (5)

The firing of the brick at a temperature of 900 to 1200°C in a tunnel kiln is the final part of the production process. After firing, brick products are nonflammable and fire-safe for ever. Kiln and firing technologies as well as air stream systems have reduced the required firing time by up to two-thirds. This has created enormous advantages: a 50% decrease in the use of primary energy over the past ten years, up to 90% less emissions through thermal post-combustion equipment, optimized product quality and a substantial increase in capacity. Facing bricks and clay roof tiles can also be produced with a ceramic surface (engobe or glaze), which is burned in and creates a particularly attractive and durable surface.



Packaging (6)

The fired bricks are loaded onto palettes with automatic equipment, and normally enclosed with metal strips and/or films. The use of thinner films made of recycled PE and an increase in the life cycle of palettes reduces packaging material.



Delivery (7)

Wienerberger has a network of decentralized production facilities. The plants are located near to raw material supplies and as close as possible to local markets. This reduces transport distances, which makes fast delivery possible and also lowers the environmental impact.





Internal cycle (8)

Innovative technology has allowed us to develop production processes that eliminate nearly all waste and waste water, and allows for the complete recycling of any residue. The result is a working environment that is nearly free of brick dust with optimal noise protection. The automation of production processes has made control functions the primary job of employees, which leads to a better quality of work and higher qualifications.

Corporate Responsibility

Our goal is to create sustainable values with natural products

Wienerberger views business as an integral part of society. Its duty is to serve people and create value for all. Wienerberger takes its role as a responsible member of society seriously and acts in accordance with economic, ecological and social principles. Our goal is to create sustainable values with natural products.


THE GLOBAL
COMPACT

With the signing of a social charter in 2001, the management of Wienerberger formally confirmed its intention to comply with the recommendations of the International Labor Organization (ILO) in Geneva and to follow the principles of social progress. As a logical consequence of this action, Wienerberger also joined the UN Global Compact in 2003. This initiative was started in 1999 by the United Nations to promote good corporate citizenship. The UN Global Compact now comprises ten major principles from the areas of human rights, labor standards, environmental protection and measures to combat corruption. Companies that join this project agree to voluntarily comply with the principles of the UN Global Compact, which can be reviewed under www.unglobalcompact.org.

Sustainability anchored in Wienerberger mission statement

The decision to publicly document our ethical principles led to an intensive discussion of sustainability within our Company. A workshop was held at the start of 2004 with 80 managers of the Wienerberger Group and external consultants to define the "Wienerberger principles of sustainability". This discussion showed that sustainability is not just a slogan for Wienerberger, and also confirmed our long-standing focus on economic, ecological and social criteria. The results of this workshop formed the basis to develop our new Wienerberger mission statement, which is now available in 18 languages and was presented to our employees in 2005.

Development of specific guidelines for sustainable actions

At the same time we carried out extensive discussions in all areas of the Company and local operating organizations to develop guidelines for sustainability. For example, our subsidiary in France prepared a policy statement whose guiding principles can be applied to the entire Wienerberger Group. These principles underscore the commitment of the Company to compliance with environmental protection laws, climate protection, energy savings, the restoration of clay mining sites, recycling of waste, exchange of experience with other companies, humanitarian assistance, support for local communities, preservation of our cultural heritage and transparency.

Active protection of the environment

Concrete activities and cooperation with NGOs

"Building Value for a sustainable future" is one of our guiding principles, and our many activities demonstrate that these are not just empty words. As a producer of bricks, Wienerberger "uses" nature in a kind of symbiosis: our clay mining procedures are designed to minimize the impact on the environment and our bricks and roof tiles are ecologically friendly, natural products with a long service life that can easily be recycled. In England Wienerberger is working on a system to collect old bricks, which will then be ground and used as a substitute for clay in brick production, and thereby protect valuable clay reserves over the long-term. At our plants we work to maintain the best possible understanding with municipal authorities, representatives of interest groups and neighboring residents. The focus of our activities is placed on mutual understanding and learning from one another. We also place high value on an open and continuous dialogue with NGOs.

Exemplary cooperation with WWF on specific projects

A special cooperation has linked us with the World Wide Fund for Nature (WWF) for the past three years since the signing of a letter of intent for the pursuit of joint projects. Within the framework of this agreement Wienerberger supports the international activities of the WWF in Austria, which include the Ramsar Center in Schrems, a documentation, event and research facility on wetlands as well as the WWF-Seewinkelhof in Apetlon. In exchange the WWF advises us on the realization of environmental protection projects.

Cooperation with WWF on recultivation projects in Holland

A further example of our constructive teamwork with the WWF is formed by our activities in the Netherlands: under the motto "nature and construction" Wienerberger has made a commitment to mine clay in the flood lands (areas between the dikes and the river) and thereby restore the original course of the waterways. The property is then returned to nature, instead of becoming farmland or pastures. These newly established wetlands create a wide variety of benefits for both nature and people: unique fauna develop in these local recreational areas, and the flood lands return to their original function as a buffer against flooding and a source of protection for the residents of the river delta. In addition, the higher water table prevents a decline in the ground level, which represents a major threat for large parts of the Netherlands together with the rising sea level.

Clay mining area in Germany returned to nature

In Germany Wienerberger transferred a large biotope with over five hectares of land to the city of Erfurt for the symbolic price of one euro. We restored this former clay mining site in close cooperation with the city's environmental and nature protection authorities. Our activities involved the creation of ponds and nesting areas for birds as well as the planting of numerous bushes and trees. An impressive variety of species have now settled in this area, which residents have named the "Noah's Ark of the Erfurt north". The decision by Wienerberger to transfer this property has guaranteed its future as a nature reserve.

Use and development of environmental technologies to reduce emissions

Environmental protection also plays an important role in our production process, which we support through the installation of thermal post-combustion equipment to cut energy requirements and organic hydrocarbon emissions. This technology is now operating at roughly 70% of our plants, and the number is growing with each year. We have used scrubbers to reduce sulfur and fluorine emissions for many years, and this equipment has led to a reduction of up to 70% in sulfur emissions and up to 90% in fluorine emissions. A pleasant side-effect is that the granulate remaining after the filter process can be recycled and used in the porosity of bricks. Twenty-one such units were installed alone in Belgium during the past year, and led to a reduction of 30% in sulfur emissions and 73% in fluorine emissions as well as a decrease of 50% in dust output. We also started a broad-based research project in Belgium to implement the goals defined in the Kyoto Protocol at all our Belgian plants latest by 2010.

Replacement of primary energy with more compatible sources

Wienerberger is also making substantial efforts to replace heavy fuel oil and natural gas with more environmentally sound secondary sources of energy. This objective has been realized, for example, through the addition of sawdust and the above-mentioned scrubber granulate to raw clay, which leads to a significant decrease in the firing time for bricks.

Study for use of waste heat in Great Britain

In Great Britain we are currently conducting a feasibility study at one of our plants to evaluate the use of waste heat generated by local energy production. In cooperation with a landfill operator and a municipal organization, this plant was equipped to use gases from a nearby landfill to generate electricity. A next step calls for the recycling of waste heat from the energy production process. First results will be available after a 12-month test phase.

Use of biogenic fuels in project phase

Another project that involves the use of biogenic fuels is currently under evaluation. At present three technologies are being tested to determine their suitability for brick production: 1. Fermentation of biomass to biogas, 2. Gasification of timber (as in biomass power plants), 3. Use of biogenic oils (e.g. palm oil). One of the major challenges is to identify and organize sufficient local supplies of the necessary biological substances, and our procurement department is currently working to determine the long-term availability of the relevant materials.

Support for klima:aktiv program and sustainable construction with bricks

In Austria we support the klima:aktiv initiative that was created by the Life Ministry, which is designed to cover all areas of climate protection – from energy optimization to the promotion of environmentally compatible construction and identification of opportunities to reduce energy requirements in production and transportation up to ways of saving energy in everyday life. Through the construction of a klima:aktiv model house, we were able to demonstrate that our products not only meet the strict ecological criteria but also show that sustainable construction is affordable.

First reference projects for unfired bricks in Austria

As part of a pilot project we have constructed two houses in Austria with unfired bricks as load-bearing walls. Our goal is to establish a connection between the traditional building material clay with the industrial production of large unfired bricks for the construction of residential and office buildings that meet the highest ecological and energy standards and user comfort in passive construction. The latest ecological results for the optimized unfired brick are excellent. Wienerberger has filed an application with the Vienna building inspection authorities to approve the use of unfired bricks in load-bearing walls, which is the basic requirement for technical registration throughout Austria.

Social responsibility

In keeping with our focus on people, social engagement and support for the needy form an important cornerstone of our social responsibility.

Project to promote workplace safety in Holland

In 2005 we started a project in Holland to increase the awareness of our employees for the importance of safety and provide special training. Wienerberger has invited all employees to make safety inspections in the plants, and the results of these assessments are analyzed by employees from other plants. A report is prepared for each production facility that includes the most important suggestions for improvement and identifies any lacks of safety awareness. A prize was awarded for the best report, which was also presented in the November issue of the employee magazine. The implementation of the first optimization measures started in 2005.

Social projects: Wienerberger focuses on sustainable assistance with SOS Foundation

In early 2005 Wienerberger initiated a program to help the victims of the Tsunami floods and donated over € 1 million to SOS-Kinderdorf (Children Villages) for immediate relief assistance and the reconstruction of an entire village. Discussions were held with SOS-Kinderdorf International to determine the ideal use for these funds: the result was the establishment of the SOS-Sustainability I Foundation – special funds reserved for Asia, which are invested under professional management and will therefore continue to grow over the years. This foundation guarantees financing not only for reconstruction but also ongoing expenses to cover food, shelter, clothing, schools, personnel etc. Wienerberger was immediately convinced by the idea behind the foundation and became a founding member. The first project involves financing for the construction of an SOS-Kinderdorf and community center on the eastern coast of Sri Lanka. Moreover, the operating costs for the next ten years have already been guaranteed today.

Christmas donation dedicated to Children Villages in Poland

The positive experiences with SOS-Kinderdorf led us to expand this successful partnership in December, and dedicate our Christmas donation of € 75,000 to SOS-Kinderdorf projects in Poland. Two new houses will be added to the oldest Polish SOS-Children Village in Siedlce (near Warsaw), with Wienerberger providing the bricks. However, the major part of these funds will be used to support the operation of two short-term crisis housing facilities near Krakow and Warsaw.

Help for flood victims in Romania

In Romania we reacted to the terrible floods in July 2005 with assistance for the Vrancea region, where high water levels caused extreme damage. In agreement with the Red Cross, Wienerberger decided to provide support for the particularly hard-hit village of Radulesti, in which 37 of the 334 houses were destroyed, and provided € 150,000 of financial and material assistance for the construction of 12 new houses. These homes have already been completed and turned over to the new residents. Parallel to this program we also started a collection campaign for Vrancea at the end of November together with Romania Libera, the largest Romanian daily newspaper.

Initiative to support day care centers and schools in Hungary

In Hungary, Wienerberger started a campaign in 2000 to support day care centers as well as elementary and secondary schools. Under the patronage of the Hungarian minister of education, donations in kind totaling roughly € 80,000 were distributed during the past year to institutions that provide training, education, medical assistance or rehabilitation for children. Our bricks were used to renovate schoolrooms, build gymnasiums and replace desolate roofs.

Award for sustainable commitment of Wienerberger

In the Belgian Province of Antwerp we received the "Green Feather Award" as the most sustainable company in the region. Wienerberger impressed the jury with exemplary projects in the areas of environmental protection, workplace safety and mobility. In Austria Wienerberger was rated fourth in the first Austrian CSR ranking. We were able to demonstrate our commitment through the strong bond of sustainability in our Company as well as a range of projects in the areas of environmental protection and social responsibility.

Procurement

Strategic procurement department helps realize synergies in the Group

The rapid expansion and decentralized structure of the Wienerberger Group have created a wide range of challenges for our strategic procurement department. Our goal in this area is to identify synergies in close cooperation with local Group companies, and to realize these synergies through coordinated actions on procurement markets. We also work to improve the efficiency and the scope of our procurement services on a continuous basis.

Clay supplies are secured over the long-term

Our most important raw material is clay, and our supplies of this material are secured for the foreseeable future. Roughly two-thirds of required clay reserves are owned by the Group, and the rest are safeguarded through long-term mining contracts.

Energy costs
as % of revenues



10.8
11.3
12.8
3%
6%
28%
63%
4%
7%
28%
61%
7%
6%
25%
62%
14
12
10
8
6
4
2
0
2003
2004
2005
Natural gas
Electricity
Coal and other
Crude oil

The year 2005 was characterized by high volatility in energy prices, especially for oil and natural gas. The cost of energy for the Group totaled € 250.4 million or 12.8% of revenues for the reporting year. This figure represents an increase of € 51.8 million (+26%) over 2004, whereby € 30.0 million was triggered by price increases and € 21.8 million by additional production volume. The price-related increase resulted above all from a massive rise in the cost of crude oil, which is also used by other energy sources like natural gas and electricity as a base indicator. Group expenses for energy can be classified into 62% for natural gas, 25% for electricity, 7% for crude oil and 6% for coal and other sources.

A large number of local suppliers and different hedging mechanisms make energy markets heterogeneous and subject to varying dynamics. For this reason, Wienerberger specialists analyze local price developments and close contracts for the required amounts. The Group's long-term purchasing strategy is organized by the central procurement department under consideration of the Group's risk position. The markets in Western Europe and the USA are generally liberalized, and fixed-price contracts or derivative instruments provide opportunities to hedge short-term price fluctuations. Depending on the development of the market, prices for part of the Group's requirements are fixed for longer periods. For 2006 we secured 40% of natural gas requirements and over 70% of electricity by the end of February. Most of the energy markets in Eastern Europe are still regulated, and prices are set by the governments but based on global trends. There are generally no opportunities for hedging. Roughly 23% of our energy costs are incurred in regulated markets. Based on a reference price of USD 60 per barrel for crude oil, we expect a price-related increase of roughly € 45 million in energy costs for 2006.

Higher transparency through energy management system

Energy costs are a focal point of our risk management. Our procurement strategy will therefore concentrate on the further development of our energy management information system in 2006. This project is designed to permit the central monitoring of energy costs by plant on a monthly basis and create a Group database for contracts and terms.

Expansion of procurement activities

Our central procurement department also began to play a more important role in investment projects during 2005. The steady expansion of procurement activities and cross-regional negotiations with major suppliers will generate synergies for new plant construction and the renovation of existing facilities, and allow us to realize additional cost advantages over the competition.



You don't
see flowers
everywhere
it rains

But there are always markets that b(l)oom beautifully.

Wienerberger is the only international producer of bricks and roof tiles, with a total of 232 plants in 24 countries and 6 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are active. This includes further expansion in the east as well as consolidation in the west.

Wienerberger Markets in the USA



Pennsylvania 1
Ohio
Wisconsin
5
3 Michigan
1
3
New York
New Jersey
3
3
1 1 Indiana
1
2
2
Delaware
Maryland 1
Illinois
3
1
West Virginia
2 Kentucky
1
1
4
2 Virginia
5
3
North Carolina
6
3 2 Tennessee
1
1
4
3
South Carolina
2 Mississippi
6
4
1
2
Georgia
Florida
3
1 Alabama

Number of sites

Facing bricks
Concrete products
Distribution outlets

Market positions

1 Facing bricks

Wienerberger Markets in Europe



22
8
5
Germany
4
Denmark
13
3
4
1
Netherlands
9
Great Britain
9
6
4
Belgium
4
3
4
France
2 2
Switzerland
5
Italy
2 2
Slovenia
3
1 1
Croatia
Norway 1
Sweden 1 1
Finland 2
Estonia 1 1
13
2 3 3
Poland
12
8
Czech Republic
3 2 1
Slovakia
7
5
1
2
Austria
2 2
Romania
Bulgaria 1
15
6
2
Hungary
Macedonia 1
Serbia and Montenegro 1
1
1
1
1
1 1
1 2
1 4
2 4
3
2
1 1
1 1
1 1
1 1
1 1
1 1
1 1
1 1
1 1
1 1
4
1
1
1

Market positions

1 *Hollow and/or facing bricks*

1 *Clay roof tiles*

1 *Joint ventures*
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Hollow bricks
Facing bricks
Roofing systems
Pavers
3 2 1 1

Markets with plant sites

Export markets

Highlights 2005

March 11
The new Wienerberger mission statement
Wienerberger presents its new mission statement and starts a roll-out in all countries.

March 16
Wienerberger acquires a majority holding in the well-known F. v. Müller Dachziegelwerke with two roof tile plants in Eisenberg and Görlitz.

April 15
The three-fold oversubscription of the Wienerberger bond makes this one of the most successful transactions in uncertain times.

May 11
BA-CA reduces Wienerberger stake to less than 10%
The stake held by Bank Austria Creditanstalt AG in Wienerberger falls below 10%.

May 25
Wienerberger continues to expand in France
Wienerberger converts its Angervilliers facing brick plant near Paris into a high-performance hollow brick plant.

July 12
Wienerberger intensifies partnership with SOS-Kinderdorf
In this first year of the UN Decade of Sustainability, Wienerberger sets a clear sign of its commitment as a responsible member of society and becomes a founding member of the SOS-Sustainability | Foundation.

July 13
Wienerberger invests roughly € 5.4 million in a new production line for the Croatian plant in Karlovac, and now operates the largest brick plant in this part of Europe.

BUILDING A BENCHMARK IN UNCERTAIN TIME

Täna valmistati Aser
uuele tootmishoonel

Wienerberger Deutschland acquires major stake in Muller Dachziegelwerke

Le briquetier Wienerberger bâtit son expansion

Rakúšania kúpili u nás dve ďalšie tehelne

Groene Pluim voor steen

Wienerberger investeert 17 miljoen euro in Beerse

April 1
Wienerberger adds a third production line to its soft-mud facing brick plant at Beerse in northern Belgium at a cost of € 17 million.

May 16
The Wienerberger subsidiary Semmelrock opens a new concrete paver plant in the Croatian city of Ogulin.

May 21
Industry returns a piece of nature
After the relocation of brick production from Mühlacker to Spardorf, Wienerberger returns this former clay mining site to the city.

June 3
Wienerberger continues its expansion and purchases two brick plants in Slovakia.

June 10
Wienerberger opens a new plant in Jezernice, northern Moravia,
and now has a second high-performance production facility in this rapidly growing region.

August 24
Wienerberger continues to pursue its steady growth course in France. The company, which has been active in France for 10 years, plans to invest approx. € 74 million in 2005/2006.

August 25
Donation of biotope
Wienerberger Germany transforms a former clay mining site with over five hectares of land into a biotope and transfers this land to the city of Erfurt for the symbolic price of € 1.

August 25
Wienerberger supports permanent exhibit at the Technical Museum in Vienna
Wienerberger has maintained close contacts with Vienna's Technical Museum for many years, and now joins the new permanent exhibit "Everyday Life - Instructions for Use" as a partner. This exhibit will present the subject of brick production in an unconventional manner.

August 25
Wienerberger lays the cornerstone for a new brick plant in Aseri, Estonia, and plans investments of ca. € 16 million.

August 29
Wienerberger supports klima:aktiv, an initiative of the Austrian Life Ministry for active climatic protection, and thereby makes an important contribution to strengthening ecological construction in Austria.

August 31
The Wienerberger Supevisory Board extended the contract of CEO Wolfgang Reithofer by the legal maximum of five years up to May 2011.

September 20
Wienerberger to acquire Cermegad, Zeslawice brick plants in Poland
Wienerberger signs an agreement in principle to purchase two hollow brick plants in Krakow, southern Poland.

September 21
Wienerberger continues to divest non-operating real estate and sells its Albrechtsfeld agricultural property in the province of Burgenland, Austria.

November 8
Wienerberger becomes founding member of www.archi-students.org
As a founding member, Wienerberger supports the first European web portal for architecture students – www.archi-students.org – which was launched in Paris.

December 14
Wienerberger places € 200 million of commercial paper
Wienerberger starts a Belgian commercial paper program with a volume of up to € 200 million to refinance short-term liabilities.

rgatellis

Wienerberger baut klima:aktiv

r als einem Jahr Tauziehen kamen Wienerberger und Bauern zu einem
iapp 1000 Hektar umfassenden Gutes im Seewinkel wurde beschlossen.

Verkauf des Albrechtsfeld

Wienerberger verlängert Vertrag mit CEO Reithofer bis Mai 2011

Wienerberger a construit case sinistratilor din Vrancea

ij Wienerberger

Österreichs beste Geschäftsberichte

1. PLATZ: WIENERBERGER

August 26
Wienerberger receives the "Green Feather" Award from the Belgian province of Antwerp as the most sustainable company in the region.

August 29
Wienerberger free float reaches 100%
Wienerberger becomes a pure free float company after the stake held by Bank Austria Creditanstalt falls below 5%.

September 12
The Wienerberger annual report for 2004 receives 5 Gold Awards and 1 Grand Award at the Annual Report Competition in New York. "One of the year's most unexciting annual reports" also ranks first at the 2005 Austrian Annual Report Awards.

September 13
Further expansion
Wienerberger continues its expansion course in Denmark with the acquisition of a brick plant from Petersminde Teglvaerk AS.

October 20
Wienerberger receives "Stock Exchange Award 2005"
Wienerberger ranks first at the Austrian Stock Exchange Awards presented by the business magazine "Gewinn" for the second time. In the Corporate Governance Prize for 2005, Wienerberger received the silver award.

October 28
Connection between traditional and modern
Wienerberger makes a contribution in kind to support the construction of a new exhibition hall for contemporary art, the Kunsthalle Portikus in Frankfurt, Germany.

December 15
Wienerberger Christmas donation goes to SOS-Kinderdorf in Poland
With its Christmas donation for 2005, Wienerberger further expands its partnership with SOS-Kinderdorf. These € 75,000 will be used to support three projects in Poland.

December 15
Wienerberger constructs 12 new houses for flood victims in Vrancea, Romania.

The Economy

EU growth again below average in spite of stronger global economy

The global economy was characterized by solid growth outside Western Europe in 2005. China followed the strong upward trend that began in earlier years and recorded a real GDP increase of 9.9%. The steady recovery in Japan (+2.5%) and the sound development in the USA (+3.6%) were also remarkable. The EU-15 reported a plus of 1.9% due to a rise in exports and increased momentum during the second half-year, but remained below the prior year growth rate of 2.3%. Above all Germany (0.8%), the Netherlands (1.0%), Portugal (1.1%) and Italy (1.2%) fell clearly below the average. Development was significantly better in Ireland (4.9%), Sweden (3.0%), Great Britain (2.8%) and Spain (2.7%). Austria closed the year with overall growth of 2.1%. Inflation has accelerated throughout Europe because of the sharp rise in energy prices, and this shift has led numerous central banks to reduce their expansive monetary policies and raise interest rates.

Development in Eastern Europe solid, but weaker than in prior year

The start of the year saw only moderate development, but higher exports and declining interest rates strengthened recovery in Eastern Europe (CEE-8) during the second half of the year. A slight weakening from 4.9 to 4.3% was noted over the course of the year, but the overall level of growth again outpaced Western Europe; particularly good development was recorded in Latvia (7.2%), Lithuania (6.4%), Estonia (6.0%) and Slovakia (4.9%). The average growth rate was reduced above all by larger countries such as Hungary (3.9%) and the Czech Republic (4.0%). Poland reflected the regional mean with a GDP plus of 4.4%.

Housing Starts 2005 per 1,000 Residents

Sources: Euroconstruct November 2005, U.S. Census Bureau



6.94
6.57
5.69
4.92
4.78
4.29
3.96
3.53
3.41
2.79
2.73
2.62
8
6
4
2
0
USA
F
Ø Western Europe
A
B
NL
HUN
CR
UK
SR
GER
PL

European construction industry slightly increases in 2005

The European construction industry reported generally modest growth for 2005. In Western Europe housing starts per thousand residents increased from 5.46 to 5.69. This positive trend was supported primarily by developments in France, Belgium, Spain and Ireland. Germany remains at a particularly low level that, with 2.73 housing starts, equals less than half the West European average. Great Britain exceeded this figure by only a slight amount with 3.41. In contrast, extremely high values were registered in Ireland with 16.2 and Spain with 18.6 housing starts per thousand residents. In Eastern Europe developments varied: new residential construction was disappointing in Hungary, while a shift from single family houses to multi-storey buildings was noted in Poland. Although the general trend in Eastern Europe has confirmed a steady increase in new residential construction over recent years, the level still remains clearly below Western Europe. The most developed countries are Hungary (3.96) and the Czech Republic (3.53). Wienerberger sees substantial opportunities in Poland (2.62), Ukraine (1.7), Romania (1.4), Bulgaria (1.1) and, due to the size of the market, also in Russia.

Optimistic outlook for 2006

In the European Union confidence in the construction industry started to gain momentum at mid-year, leading to optimistic forecasts for most countries in 2006. The Construction Confidence Index (CCI), an indicator of expected developments in this industry, also included a positive outlook on Germany for the first time in years. In Germany the higher level of orders at year-end 2005, the final elimination of the home builders' subsidy and possible advance purchases before the VAT increase in January 2007 could have a positive impact on private residential construction. The CCI remains at a high level in France, while Great Britain stabilized toward the end of the year after a strong decline in 2005.

European Construction Confidence Indexes

Source: Datastream


40
20
0
-20
-40
-60
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
EU
Germany
France
Great Britain

US housing starts again set new record in 2005

Consumer spending in the USA was again responsible for the sound development of the economy in 2005. The GDP rose by 3.6%, even though the US Federal Reserve worked to counteract the danger of inflation with a number of interest rate hikes. General expectations for interest rate increases in the USA were higher than other economic regions and led to sufficient capital inflows into this country, which strengthened the value of the US dollar against the euro and Japanese yen. New residential construction has been one of the most important drivers for economic growth in the USA during recent years. In 2005 housing starts reached a new record level of 2.1 million units (or 6.94 per 1,000 residents). Although forecasts have indicated a weakening of momentum in US private residential construction for several years, a possible scenario – that cannot be excluded for 2006 – does not appear likely at this time.

US Housing Starts in 1,000

Source: U.S. Census Bureau


2,500
2,000
1,500
1,000
500
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05

Financial Review

Revenues by Region


7
1
6
2
5
3
4

1 Eastern Europe 22%
2 Benelux 20%
3 Germany 12%
4 France 8%
5 Austria 4%
6 Other Europe 17%
7 USA 17%

Earnings

Wienerberger is able to report satisfactory development for 2005 in spite of a difficult market environment. The many profitable growth projects that were completed in recent years and the Group's geographic portfolio supported an increase in revenues, and also allowed the company to more than offset declines totaling € 26.6 million in Germany, Poland and Hungary as well as an additional energy charge of € 30.0 million. Wienerberger recorded an increase of 11% in revenues to € 1,954.6 million and 6% in EBITDA to € 428.4 million for the reporting year.

Group revenues rose 11% over the prior year to € 1,954.6. Of this total, € 111.4 million was generated by the first full-year consolidation of thebrickbusiness and Koramic Roofing, the acquisition of F. v. Müller clay roof tiles in Germany and the purchase of three brick plants and two concrete paver plants in Poland. After adjustment for these acquisitions and foreign exchange effects, organic growth totaled 4%. It was driven primarily by price increases in Central-East Europe as well as higher sales volumes and prices in North-West Europe. In the USA higher prices were realized on stable sales volumes, while in Central-West Europe two-digit declines in sales volumes and pressure on prices in the roof tile segment resulted from a further market slump in Germany. Positive foreign exchange effects, above all from the Polish zloty and the Czech koruna led to an increase of € 24.7 million in Group revenues.

Revenues by Segment


5
4
1
3
2

1 Central-East Europe 26%
2 Central-West Europe 20%
3 North-West Europe 38%
4 USA 17%
5 Investments and Other -1%

In Central-East Europe higher revenues were reported by the development of brick activities in Austria, the Czech Republic, Slovakia and Romania, while revenues in Poland remained stable despite a 7% market decline and strong pressure on prices. Revenues in Hungary and Croatia fell substantially below the prior year because of a temporary decline in new residential construction in these two countries. The last quarter of 2005 brought a stabilization of the demand for bricks on our key Polish and Hungarian markets, and supported a modest improvement over the weak prior period. The Semmelrock Group (concrete pavers) generated higher revenues in Eastern Europe as a result of its expansion in recent years, but sales recorded by Bramac (concrete roof tiles) fell below the 2004 level by a slight margin because of a decline on the Hungarian market.

In Central-West Europe brick activities in Italy and Switzerland again showed very favorable development. Significantly weaker market conditions in Germany triggered a decline in brick revenues, which was offset by the initial contribution made by two roof tile plants that were purchased in April. North-West Europe reported a strong improvement in revenues because of the positive development of demand in France and Belgium as well as the first full-year consolidation of thebrickbusiness and Koramic Roofing. In contrast, sales volumes declined in Great Britain. In the USA the Wienerberger subsidiary General Shale profited from the expansion of new residential construction and was able to record sizeable growth in revenues because of price increases and higher sales of purchased goods. The average exchange rate for the US dollar was only slightly lower than in the prior year, and there were virtually no foreign currency-based changes to results.

Higher EBITDA despite rise in energy prices

Group EBITDA rose 6% to € 428.4 million. The EBITDA margin declined from 23.1 to 21.9%, primarily as a result of the sharp rise in energy costs, higher sales of purchased goods in the USA and difficult market conditions in Germany, Poland and Hungary. Energy costs increased € 51.8 million to € 250.4 million, and equaled 12.8% of revenues for 2005 after only 11.3% in the previous year. Roughly € 30 million of this total resulted from the massive increase in energy prices, while the remainder represents higher amounts required for production.

EBITDA improvement in North-West Europe, declines in Central-East and Central-West Europe

The Central-East Europe segment recorded a 4% decrease in EBITDA to € 136.7 million. Higher earnings were reported in Austria, the Czech Republic, Slovakia and Romania as well as by Semmelrock. Wienerberger was faced with difficult market conditions in Hungary, Poland and Croatia and was forced to record in part significantly lower earnings. In Central-West Europe Italy and Switzerland were able to increase operating earnings by a moderate amount above the high 2004 level. In Germany a weak market and expenses related to the integration of F. v. Müller clay roof tile plants were responsible for a sizeable drop in earnings. In total, EBITDA recorded by the Central-West Europe segment fell 11% to € 78.0 million. The North-West Europe showed excellent development for the reporting year. EBITDA rose 23% to € 165.3 million as a result of impressive organic growth in the brick and roof tile business in Belgium and France as well as the first full-year consolidation of thebrickbusiness and Koramic Roofing.

Full use of capacity in USA and strong growth in earnings

The USA benefited from the continuing strong demand for bricks as well as the full use of capacity, and was able to increase EBITDA by 12% to € 66.4 million. This development was supported by higher selling prices and the further optimization of production costs through the construction of new plants and the use of bituminous coal to fire the kilns. Holding company costs, which are included in the Investments and Other segment, remained roughly at the prior year level

Organic growth in earnings despite difficult markets and higher energy costs

Earnings Development	**2004**	**Disposals**	**Purchases** [1]	**F/X** [2]	**Organic**	**2005**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Revenues	1,758.8	5.3	111.4	24.7	65.0	1,954.6
Operating EBITDA	405.4	0.2	15.3	6.9	1.0	428.4
Operating EBIT	257.5	-0.1	5.1	4.0	3.6	270.3
Non-recurring items	0.0	0.0	-4.2	0.0	3.5	-0.7
Financial results [3]	-26.1	0.0	-10.5	0.2	18.1	-18.3
Profit before tax	231.4	-0.1	-9.6	4.2	25.2	251.3
Profit after tax	181.8	-0.1	-10.4	2.8	22.1	196.4

1) Effects of companies acquired in 2005 (changes in the consolidation range)
2) Foreign exchange differences
3) Including income from investments in associates

Non-recurring income and expenses nearly balanced

The € 15.3 million increase in EBITDA from changes in the consolidation range can be compared with organic growth of € 1.0 million as well as an increase of € 6.9 million foreign exchange effects. Wienerberger reacted to the changed market conditions by accelerating cost and capacity optimization programs during the course of the year. Seventeen smaller and older plants – primarily in Poland, Hungary and Germany – were closed, one-fourth of them on a temporary basis or in part, and production was shifted to newer and more efficient facilities. These measures resulted in non-recurring expenses of € 11.4 million for 2005, which include € 9.8 million cash out and € 1.6 million in write-offs. In keeping with the company's strategy to divest non-operating real estate, Wienerberger sold a large property in the south of Vienna for € 15.7 million at the end of the year. The resulting book gain of € 10.6 million nearly offset the restructuring costs associated with the above-mentioned shutdowns. In order to improve transparency, non-recurring income and expenses are shown below operating EBIT on the income statement.

EBITDA +6% to € 428.4 million

Operating EBITDA [1]	**2004**	**2005**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	142.2	136.7	-4
Central-West Europe	87.2	78.0	-11
North-West Europe	134.5	165.3	+23
USA	59.1	66.4	+12
Investments and Other [2]	-17.5	-18.0	-3
Wienerberger Group	**405.4**	**428.4**	**+6**

1) Adjusted for non-recurring income and expenses
2) Including holding company costs

Operating depreciation in relation to revenues remained near the prior year level at 8.1%. This value, which is high in international comparison, is a consequence of our strong investment activity in recent years and is an indicator of the capital-intensive nature of our business and the technical potential of the Wienerberger Group. Operating profit rose 5% to € 270.3 million despite high capital expenditure in 2004 and a resulting increase in depreciation. The average number of employees rose 10% to 13,327 due to acquisitions and new plant construction.

Decline in EBITDA margin from 23.1 to 21.9%

Profitability Ratios	**2004**	**2005**
	in %	*in %*
Gross profit on revenues	38.9	38.0
Administrative expenses to revenues	6.2	5.6
Selling expenses to revenues	17.8	18.9
Operating EBITDA margin	23.1	21.9
Operating EBIT margin	14.6	13.8

Income Statement	2004	2005	Change
	in € mill.	*in € mill.*	*in %*
Revenues	1,758.8	1,954.6	+11
Cost of goods sold	-1,074.5	-1,211.0	-13
Selling and administrative expenses [1]	-421.2	-479.3	-14
Other operating expenses	-48.5	-25.6	+47
Other operating income	42.8	31.6	-26
Amortization of goodwill	0.0	0.0	-
Operating EBIT	**257.5**	**270.3**	**+5**
Non-recurring results	0.0	-0.7	-
Operating profit (EBIT)	**257.5**	**269.6**	**+5**
Financial results [2]	-26.1	-18.3	+30
Profit before tax	**231.4**	**251.3**	**+9**
Taxes	-49.5	-54.8	-11
Profit after tax	**181.8**	**196.4**	**+8**

1) Including freight costs
2) Including income from investments in associates

Earnings per Share
in €


3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.71
2.01
2.54
2.54
2.66
2.67
2003
2004
2005
IFRS
Adjusted

Financial results improved by 30% to € -18.3 million because the significant growth in earnings recorded by the two company groups valued at equity, Pipelife and Tondach Gleinstätten, was more than able to offset higher interest expense and related costs. The interest cover (ratio of EBIT to net financing costs) reached 6.2 (2004: 7.7). The tax rate totaled 21.8% for 2005, which represents only a slight change compared to the previous year (2004: 21.4%). Profit after tax rose 8% to € 196.4 million, supported by the growth in operating earnings as well as an improvement in financial results due to higher income from investments in associates. Earnings per share (based on the 5% higher weighted average number of shares outstanding in 2005, or 73,195,978 shares) rose to € 2.66. After an adjustment for non-recurring income and expenses, earnings per share totaled € 2.67.

Asset and Financial Position

Acquisitions and higher working capital raise balance sheet total

The balance sheet total rose 14% over the prior year level to € 3,269.6 million for 2005, primarily as a result of acquisitions, higher working capital and foreign exchange effects. The balance sheet structure of the Wienerberger Group is characterized by a high fixed asset component and long-term financing.

Higher cash balances due to optimization of net financing costs

Fixed and financial assets decreased to 68% (2004: 70%) of total assets. Tangible fixed assets exceeded the prior year value by € 169.6 million, and comprised 66% of capital employed. Inventories as shown on the balance sheet totaled € 445.9 million (2004: € 391.4 mill.) and were higher in December than during the year for seasonal reasons. The increase in inventories was triggered mainly by acquisitions and difficult conditions on numerous markets. Turnover of trade receivables declined from 36 to 34 days, and trade payables fell from 30 to 28 days. Working capital (inventories + trade receivables – trade payables) equaled 21% (2004: 21%) of capital employed and had a turnover of 90 days (2004: 87 days). Liquidity, which is comprised of cash, deposits with banks and securities, rose 54% to € 242.3 million as a result of measures designed to optimize net financing costs.

Development of balance sheet structure in € billion


Assets
Fixed and financial assets 68%
Inventories 14%
Other assets 18%
2005
3.27
2004
2.87
70%
14%
16%
Equity and Liabilities
48%
33%
9%
10%
2004
2.87
2005
3.27
Equity and minority interest 45%
Financial liabilities 36%
Provisions 8%
Other liabilities 11%

Increase in equity supported by higher earnings and positive foreign exchange effects

Group equity including minority interest rose 8% to € 1,483.1 million (2004: € 1,367.2 mill.). This growth was the result of higher net profit of € 196.4 million and (after an adjustment for the effects of hedging instruments) positive foreign exchange differences of € 20.1 million. These items were contrasted by a dividend payment of € 78.0 million by Wienerberger AG as well as cash outflows of € 14.7 million for the share buyback program (less cash-in from the execution of stock options) and minority interests of € 7.7 million. Investments made during the reporting year were financed by current cash flow. The equity ratio (including minority interest) decreased from 48 to 45% because of higher liquidity and the resulting increase in assets. As of the balance sheet date, equity covered 66% of fixed and financial assets.

Investments and higher working capital lead to increase in financial liabilities

Non-current provisions rose 10% to € 234.5 million chiefly as a result of foreign currency effects, while current provisions fell 31% to € 39.2 million due to the reclassification of liabilities and restructuring measures. Non-current and current provisions represent 8% of the balance sheet total. The provisions for deferred taxes rose 14% to € 105.3 million. The provisions for pensions of € 57.8 million slightly exceeded the prior year level, and are of subordinate importance for the long-term financing of the Wienerberger Group. Interest-bearing loans (financial liabilities) increased by € 256.4 million to € 1,189.2 million, while cash and cash at bank rose € 133.4 million. Of total financial liabilities, 92% (2004: 70%) are long-term and 8% (2004: 30%) are short-term in nature.

Calculation of Net Debt	**2004**	**2005**	**Change**
	in € mill.	*in € mill.*	*in %*
Long-term financial liabilities	634.4	1,074.5	+69
Short-term financial liabilities	267.5	89.0	-67
Financing leases	28.7	23.1	-20
- Intercompany receivables and payables from financing	-11.2	-9.9	-12
- Securities	-70.5	-22.4	-68
- Cash and cash at bank	-86.5	-219.9	+154
Net debt	**762.4**	**934.4**	**+23**

As of December 31, 2005 net debt totaled € 934.4 million, which is 23% higher than the prior year value of € 762.4 million. Investments and the dividend payment led to growth of € 338.7 million and € 78.0 million, respectively, in net debt. Changes in working capital, foreign currency effects and other items increased net debt by € 138.0 million. Net debt was reduced by € 321.3 million of operating cash flow and € 61.4 million in divestments. The combined impact of these factors was an increase in gearing from 55.8 to 63.0%. Long-term financing such as equity, minority interest, non-current provisions and long-term liabilities covered 128% of fixed and financial assets at year-end (2004: 112%). The ratio of net debt to EBITDA was 2.2 for 2005 after 1.9 in the prior year.

Solid gearing of 63.0% despite increase in net debt

Development of Net Debt
in € mill.


1,000
800
600
400
200
0
762.4
-321.3
+338.7
-61.4
+78.0
+0.0
+138.0
934.4
Net Debt 31.12.2004
Gross cash flow
Total investments
Asset disposals
Corporate dividend
Capital increase
Working capital and other
Net Debt 31.12.2005

Balance Sheet Development	2004	Disposals	Purchases [1]	F/X [2]	Organic	2005
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,337.6	1.0	41.6	39.3	89.6	1,507.1
Intangible assets	522.1	0.2	9.8	23.4	8.8	563.9
Other non-current assets	195.7	0.0	0.0	0.6	26.1	222.4
Inventories	391.4	1.2	10.0	6.7	39.0	445.9
Other current assets	419.1	0.5	-46.6	-48.3	206.6	530.3
Balance sheet total	**2,865.9**	**2.9**	**14.8**	**21.7**	**370.1**	**3,269.6**
Equity [3]	1,367.2	0.0	0.0	18.6	97.3	1,483.1
Provisions	271.0	0.2	8.1	8.9	-14.1	273.7
Liabilities	1,227.7	2.7	6.7	-5.8	286.9	1,512.8

1) Effects of companies and stakes acquired in 2005
2) Foreign exchange effects
3) Including minority interest

The acquisitions of von Müller Dachprodukte GmbH & Co. KG and Petersminde Teglvaerk A/S led to an increase of less than 1% in the balance sheet total. The 13% organic change in the balance sheet total resulted primarily from an increase in cash through measures designed to optimize net financing costs as well as an investment-related increase in property, plant and equipment.

Organic increase in balance sheet total

Balance Sheet Ratios		2004	2005
Capital employed	in € mill.	2,031.5	2,289.4
Net debt	in € mill.	762.4	934.4
Equity ratio	in %	47.7	45.4
Gearing	in %	55.8	63.0
Asset coverage	in %	67.9	66.4
Working capital to revenues	in %	23.8	24.5

Term Structure of Financial Liabilities



1
2
3

1 <1 year 8%
2 1-5 years 53%
3 >5 years 39%

Term Structure of Financial Liabilities
in € mill.



89.0
329.7
45.6
27.4
671.7
700
600
500
400
300
200
100
0
2006
2007
2008
2009
>2010

Treasury

Wienerberger placed its debut bond in 2005, which had a volume of € 400 million. This seven-year bullet repayment instrument with a coupon of 3,875% was oversubscribed three-times. The objectives followed in allocating the bonds were to achieve a balanced regional distribution and further diversify the company's sources of financing. Wienerberger and its bond were rated BBB (stable outlook) by Standard & Poor's and Baa2 (stable outlook) by Moody's. In order to use the favorable interest rate level, Wienerberger refinanced the syndicated term loan that was signed in 2003, and concluded an agreement for a new € 190 million credit that was also distributed among a number of bank partners. In addition, the company issued a commercial paper program with a total volume of € 200 million that will be used to refinance the short-term component of debt and further diversify the Group's financing sources.

Including the interest rate swaps that were concluded at attractive levels, fixed-interest liabilities equaled 73% of the portfolio as of December 31, 2005 and variable-interest liabilities totaled 27%. The major component of financing is denominated in the euro. Wienerberger monitors the foreign exchange risk associated with balance sheet items based on the net risk position in its major currencies (USD, CHF, CZK, HUF, PLN, GBP) and hedges these risks with foreign currency swaps based on monthly stress tests. Since the risk position includes both equity and debt components, an allocation to financial liabilities is not meaningful.

Treasury Ratios	2004	2005
Net debt / EBITDA	1.9	2.2
EBITDA / Net financing costs	12.2	9.9
EBIT / Net financing costs	7.7	6.2
FFO [1] / Net debt	41%	31%
RCF [2] / Net debt	32%	28%

1) Funds from operations; net debt, excluding Group balances from financing, plus obligations from pensions and operating leases
2) Retained cash flow; net debt excluding Group balances from financing

Cash flow

Decline in free cash flow following increase in working capital

The growth in operating earnings supported an 8% increase in gross cash flow to € 321.3 million. Together with cash outflows generated by the largely market-related increase in working capital, cash flow from operating activities reached a level of € 238.9 million in 2005 (2004: € 310.6 mill.). Cash flow from investing activities totaled € -276.9 million. Free cash flow of € 212.5 million (2004: € 300.7 mill.) forms the basis to continue the strong, internally financed growth of the Wienerberger Group.

Of total cash flow from financing activities, € 78.0 million was used to finance the € 1.07 dividend for the 2004 Business Year. Cash flow of € 258.1 million from the change in interest-bearing liabilities is comprised of a € 124.7 million increase in borrowings to finance investments and working capital as well as € 133.4 million from higher cash balances related to measures designed to optimize financing costs.

€ 133.4 million higher cash due to optimization of financing costs

Cash Flow Statement	2004	2005
	in € mill.	*in € mill.*
Cash flow from operating activities	**310.6**	**238.9**
Maintenance capex (maintenance, rationalization, environment)	-90.4	-88.2
Bolt-on projects (new plant construction, extensions, small acquisitions)	-177.5	-250.5
External growth projects (large acquisitions)	-364.6	0.0
Divestments and other	80.5	61.8
Cash flow from investing activities	**-552.1**	**-276.9**
Growth investments	542.2	250.5
Free cash flow	**300.7**	**212.5**

Investments

Investments totaled € 338.7 million for the reporting year (2004: € 632.6 mill.). Maintenance, rationalization and environmental investments (maintenance capex) equaled € 88.2 million (2004: € 90.4 mill.) or 56% (2004: 61%) of depreciation for the year. This represents the part of capital expenditure that is required to maintain current production capacity and modify equipment to meet the latest technical standards. A total of € 250.5 million (2004: € 177.5 mill.) was spent on smaller acquisitions as well as the construction of new plants and capacity extensions (bolt-on projects) in existing markets. The focus of bolt-on investments in 2005 was Central-East Europe with a share of roughly 40%. In the prior year, a total of € 364.6 million was invested for the acquisition of Koramic Roofing and thebrickbusiness (external projects).

€ 250.5 million for bolt-on projects, € 88.2 million for maintenance capex

Investments in tangible fixed assets are divided among the various asset groups as follows: land and buildings at € 37.9 million, machinery and equipment at € 80.0 million, fixtures, fittings and office equipment at € 8.6 million and construction in progress at € 181.4 million.

Total Investments
in € mill.


700
600
500
400
300
200
100
0
632.6
378.7
338.7
28%
58%
25%
57%
74%
2003
2004
2005
External projects
Bolt-on projects
Maintenance capex

Development of Non-Current Assets	Intangible	Tangible	Financial	Total
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
31.12.2004	**522.1**	**1,392.4**	**98.2**	**2,012.7**
Capital expenditure [1]	11.0	267.6	0.2	278.8
Changes in the consolidation range	9.6	40.6	-0.1	50.1
Depreciation	-3.6	-156.1	0.0	-159.7
Disposals	-0.8	-42.2	-2.8	-45.8
Currency translation and other	25.6	37.8	32.6	96.0
31.12.2005	**563.9**	**1,540.1**	**128.1**	**2,232.1**

1) Additions as per schedule of fixed and financial assets

Total Investments [1]	2004	2005	Change
	in € mill.	*in € mill.*	*in %*
Central-East Europe	129.9	122.4	-6
Central-West Europe	56.4	61.9	+10
North-West Europe	399.8	113.6	-72
USA	43.8	39.5	-10
Investments and Other	2.7	1.3	-52
Wienerberger Group	**632.6**	**338.7**	**-46**

1) Additions to tangible and intangible assets, including working capital and changes in the consolidation range or maintenance capex plus growth investments

Wienerberger Value Management

Increase in company value as the focus of strategy

Growth in the value of our Company forms the cornerstone of our corporate strategy. For internal operating management, we therefore calculate a cash-based pre-tax return for all levels of the Group. The key ratios are cash flow return on investment (CFROI = EBITDA / historical capital employed) and cash value added (CVA). The CFROI model allows us to compare the various segments of the Group, independent of the age structure of their plants. For all segments we have established a minimum sustainable CFROI target of 12% (= hurdle rate), after adjustment for non-recurring income and expenses. CVA is calculated based on the CFROI of the individual segments compared to the 12% internal hurdle rate (= 10% pre-tax WACC + 2% economic depreciation), which is then multiplied by capital employed (CE) at acquisition cost. CVA shows the absolute operating cash value added by the individual segments.

Group CFROI exceeds hurdle rate of 12%

Calculation of Group CFROI		2004	2005
Operating EBITDA	*in € mill.*	**405.4**	**428.4**
Capital employed	*in € mill.*	2,031.5	2,289.4
Accumulated depreciation	*in € mill.*	1,109.4	1,231.2
Historical capital employed	*in € mill.*	**3,140.9**	**3,520.6**
CFROI	*in %*	**12.9**	**12.2**

All operating segments meet return criteria

CFROI 2005 by Segment	EBITDA [1]	Historical CE	CFROI	CVA
	in € mill.	*in € mill.*	*in %*	*in € mill.*
Central-East Europe	136.7	985.2	13.9	18.5
Central-West Europe	78.0	644.4	12.1	0.7
North-West Europe	165.3	1,370.4	12.1	0.9
USA	66.4	472.2	14.1	9.7
Investments and Other [2]	-18.0	48.4	-37.2	-23.8
Wienerberger Group	**428.4**	**3,520.6**	**12.2**	**5.9**

1) Adjusted for non-recurring income and expenses
2) Including holding company costs

CFROI equaled 12.2% for the reporting year, compared to 12.9% in 2004. This decrease was the result of market declines in Germany, Poland and Hungary as well as higher energy costs. All operating segments exceeded the 12% hurdle rate, with Central-East Europe and the USA by a significant margin.

CFROI


2,628.0
3,140.9
3,520.6
12.7
12.9
12.2
15%
12%
9%
6%
3%
0%
2003
2004
2005
Hist. CE in € mill.
CFROI in %
Hurdle Rate in %

Return on capital employed (ROCE) is also calculated at the Group level. This indicator is computed by comparing net operating profit after tax (NOPAT) to capital employed for the entire Group. The ratio indicates the extent to which Wienerberger meets the yield required by investors. The weighted average cost of capital (WACC) for the Group is based on the minimum return expected by investors for funds they provide in the form of equity and debt. The WACC is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The after-tax WACC equaled 7.5% for 2005 and reflects the prior year level.

Net operating profit after tax (NOPAT) increased 4% to € 203.5 million in 2005. Capital employed rose 13% to € 2,289.4 million because of an increase in foreign exchange rates as of the balance sheet date, higher working capital and growth investments. Positive foreign exchange effects have only a partial impact on earnings because the average exchange rates did not change in the same proportion. ROCE reached 8.9% in 2005 (2004: 9.7%), which results in EVA® of € 31.8 million.

ROCE totals 8.9% and clearly exceeds WACC of 7.5%

Calculation of Group ROCE		2004	2005
Operating EBIT	*in € mill.*	257.5	270.3
Taxes	*in € mill.*	-49.5	-54.8
Adjusted taxes	*in € mill.*	-11.8	-12.0
NOPAT	*in € mill.*	**196.2**	**203.5**
Equity and minority interest	*in € mill.*	1,367.2	1,483.1
Financial liabilities and financing leases	*in € mill.*	930.7	1,186.5
Intercompany receivables and payables from financing	*in € mill.*	-11.2	-9.9
Cash and financial assets	*in € mill.*	-255.2	-370.3
Capital Employed	*in € mill.*	**2,031.5**	**2,289.4**
ROCE	*in %*	**9.7**	**8.9**

Positive CVA of € 5.9 million

Value Ratios		2004	2005
ROCE	*in %*	9.7	8.9
EVA [1]	*in € mill.*	43.8	31.8
CFROI	*in %*	12.9	12.2
CVA	*in € mill.*	28.6	5.9

1) EVA is a registered brand name of Stern Stewart & Co.

Outlook and Goals

Improvement in market conditions expected, above all in Eastern Europe

We expect an improvement in the economic climate during 2006, and intend to continue our growth strategy. The demand for wall construction materials in Poland and Hungary stabilized during the fourth quarter of 2005, and forecasts call for a further steady increase in residential construction on all other East European markets. Especially in Romania, Bulgaria and Russia, we see substantial opportunities for growth over the long-term. In Western Europe Wienerberger believes developments will be positive, or at least stable. There are signs of growing confidence in Germany, which could also have a favorable impact on construction activity. New residential construction should remain strong in Belgium and France, and also show modest growth in the Netherlands. We expect a stable level of housing starts in Great Britain, whereas this indicator could fall roughly 5% below the high prior year level in the USA. The primary impact of this decline should be felt in Florida, California and Arizona as well as in the low-price segment – all markets in which bricks do not play an important role.

Goal of 10% earnings growth in 2006 confirmed after optimization of costs and capacity

Given the improvement in general economic conditions and based on measures taken by our company, we are reinforcing our goal to improve earnings (EBITDA and EPS) by 10% in 2006. During the past year we optimized our production capacity and cost structures, and started or completed more than 30 growth projects. Based on the current reference price of USD 60 per barrel crude oil and the assumption of stable production volumes, we forecast an increase of roughly € 45 million in energy costs over 2005. We have taken the necessary steps to largely offset these higher costs through the adjustment of selling prices. In order to safeguard our earnings growth over the mid- to long-term, we are planning to start or realize again more than 30 bolt-on projects with growth investments of at least € 250 million in 2006. Our plans call for maintenance capex of approximately € 100 million as part of total investment of € 350 million in our core business. We are also continuously evaluating opportunities for larger acquisitions that will create value.

	Revenues		Total Investments [2]	
Revenues and Investment Planning	**2005**	**Plan 2006**	**2005**	**Plan 2006**
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
Central-East Europe	507.3	569.0	122.4	107.0
Central-West Europe	385.4	410.5	61.9	65.0
North-West Europe	747.9	823.1	113.6	115.0
USA	337.2	360.3	39.5	62.0
Investments and Other [1]	-23.2	-25.3	1.3	1.0
Wienerberger Group	**1,954.6**	**2,137.6**	**338.7**	**350.0**

1) Group eliminations are included in this segment
2) Includes growth investments as well as maintenance capex (replacement, rationalization and environment)

10% ROCE target to be achieved again by end of 2007

In spite of steady high levels of growth investments we want to generate a return on capital employed (ROCE) of 10% by the end of 2007. Our mid-term targets also foresee an EBITDA margin of 25%. However, the realization of this margin goal will depend on significant recovery in the German market and the further expansion of our roof tile business.

Disclaimer: Statements on the future (see page 40)

Central-East Europe

The Central-East Europe segment covers our brick and roof tile activities in Austria and Eastern Europe as well as Semmelrock (concrete pavers, 75% stake, full consolidation), Bramac (concrete roof tiles, 50% stake, proportional consolidation) and Tondach Gleinstätten (clay roof tiles, 25% stake, at-equity consolidation). This segment generated 26% of revenues and 32% of Group EBITDA in 2005.

Most profitable Group segment

Revenues in Central-East Europe rose 4% to € 507.3 million, but EBITDA fell 4% to € 136.7 million. This decline from the unusually good 2004 level was the result of weakness on markets in Poland and Hungary, which was not fully offset by higher earnings in the Czech Republic, Romania and Slovakia and at Semmelrock. The 4% increase in revenues by this segment in the face of unfavorable market conditions underscores the success of our expansion strategy.

Growth in revenues despite weakness in Poland and Hungary

Central-East Europe		2004	2005	Chg. in %
Revenues	in € mill.	489.7	507.3	+4
EBITDA [1]	in € mill.	142.2	136.7	-4
EBIT [1]	in € mill.	101.6	87.0	-14
CFROI [1]	in %	17.0	13.9	-
CVA [1,2]	in € mill.	41.7	18.5	-56
Total investments	in € mill.	129.9	122.4	-6
Capital employed	in € mill.	468.1	569.5	+22
Employees		4,558	4,767	+5
Sales volumes hollow bricks	in mill. NF	3,408	3,544	+4
Sales volumes pavers	in mill. m²	5.7	6.6	+16
Sales volumes concrete roof tiles [3]	in mill. m²	17.2	15.8	-8

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%
3) Sales volumes are not proportional, but reflect 100%


455.1
489.7
507.3
29.0
28.0
26.9
30%
20%
10%
0%
2003
2004
2005
Revenues in € mill.
EBITDA margin in %

Austria (2% of Group revenues)

After modest recovery in the prior year, new residential construction in Austria remained stable throughout 2005. Price levels came under rising pressure as a result of excess capacity. Domestic sales volumes increased, but lower exports led to a net decline in sales volumes of bricks. The growth in revenues was supported by the successful realization of price adjustments and concentration on the high-quality Porotherm S.i and plane brick product lines. Earnings matched the prior year level despite a capacity-related increase in production costs. For 2006 we expect good development in new residential construction. Although forecasts call for a further rise in the cost of energy, optimization measures and an improvement in efficiency should form the basis for further earnings growth.

Steady earnings growth in Austria despite decline in sales volumes

Poland (4% of Group revenues)

Decline in demand used to expand market shares in Poland

A shift in construction activity in Poland from single family houses to multi-storey dwellings led to a significant drop of roughly 7% in the demand for wall construction materials. This situation, in turn, triggered sharp price reductions because of the excess production capacity that now characterizes the market. These developments led to declines in revenues and earnings, and we were therefore following a two-point strategy: our existing production capacity was adjusted through the permanent closing of two older hollow brick plants and other temporary shutdowns, and production was shifted to modern sites with better production costs. Specific measures include the complete renovation of the hollow brick plant in Kupno and a significant expansion of capacity in the Jankowa facing brick plant. We also increased our market share by purchasing two brick plants in southern Poland, whereby this transaction was closed in February 2006. New residential construction in Poland still remains at a low level compared to Western Europe. In order to develop this enormous growth potential, we intend to further increase our market position in all product groups during 2006, and thereby realize a substantial improvement in earnings. The integration of the newly acquired plants in southern Poland will support these efforts.

Hungary (4% of Group revenues)

Reduction in federal subsidies led to market decline in Hungary

A reduction in federal subsidies for residential construction and resulting advance purchases in 2004 as well as other reforms designed to reduce the high budget deficit triggered a two-digit drop in the market for wall construction materials in Hungary during 2005. This had a direct impact on sales volumes and, to a lesser extent, on the price level. Our Hungarian subsidiary was unable to escape this trend, and recorded a significant decrease in revenues and earnings that was intensified by higher energy costs. We reduced excess capacity by doubling exports to Romania and Bulgaria as well as closing the old plants in Teskand, Mohacs and Solymár. The start of operations at the new plant in Tiszavasvari, eastern Hungary, led to a further improvement in production costs and expanded our geographical presence. At the Bataszek plant, work started on the renovation of the dryer. In spite of the sharp rise in energy costs, we expect the optimization of our plant and production cost structures will lead to a noticeable improvement in revenues and earnings during 2006.

Czech Republic (4% of Group revenues)

Slight sales volume decline in Czech Republic but higher prices

After a good year in 2004, developments in the Czech Republic were characterized by a decline of roughly 6% in the market for wall construction materials during 2005. In combination with rising imports from Germany and Austria, this triggered an increase in competition. We were still able to expand and further improve our market position with the start-up of the hollow brick plant in Jezernice, the largest in the Czech Republic, and the shutdown of an older plant in Osik. The success of our high thermal insulating Porotherm S.i brick and the plane brick product line as well as optimized production costs, higher prices and positive foreign exchange effects led to a satisfactory improvement in revenues and earnings despite a slight reduction in sales volumes. For 2006 we expect moderate growth in residential construction will support the continued positive development of earnings.

Slovakia (1% of Group revenues)

Higher earnings and increased market presence in Slovakia

Sales volumes in Slovakia remained stable during 2005 despite an increase in imports from Poland and Hungary, and a favorable price level allowed us to record a further improvement in earnings. The new plant in Ruzomberok, which was acquired in June 2005 together with a closed factory in Martin, gives Wienerberger a hollow brick plant in the northern region of Slovakia. Measures to optimize and integrate the new site were started immediately. For 2006 we expect the market to grow by a slight amount and we want to at least maintain the excellent level of earnings.

Romania (1% of Group revenues)

Strong growth and massive earnings improvement in Romania

The strong momentum in the Romanian economy was also reflected across the residential construction sector, which closed 2005 with above-average growth of 15%. We were only able to meet demand by doubling imports from Hungary, and recorded a substantial improvement in both revenues and earnings. In order to utilize the opportunities presented by the dynamic growth of the Romanian market, we are completely reconstructing the old plant in Sibiu. This project is scheduled for completion in mid 2006 and will include a massive expansion of capacity. In the Gura Ocnitei plant we are working to optimize production costs. We are also planning to construct additional plants in this country during the next two to three years. For 2006 we expect a continuation of this growth trend and a further strong increase in sales volumes and earnings.

Croatia (1% of Group revenues)

Optimization of Karlovac plant in Croatia

Although residential construction in Croatia stagnated at the prior year level during 2005, we were able to increase sales volumes and slightly expand our market position. Programs to optimize product quality and cost structures at the Karlovac plant were successfully concluded, and the construction-related loss of capacity was offset by imports from Slovenia. Demand should remain stable in 2006, and allow for the steady development of earnings.

Slovenia (1% of Group revenues)

Decline in earnings in Slovenia

Moderately positive conditions in the construction sector allowed us to increase sales volumes in Slovenia during 2005. Rising imports from Italy and Croatia had a negative impact on prices, and higher energy costs led to a decline in earnings. For 2006 we expect stable development of both the market and earnings.

Russia and Bulgaria (new markets)

Start-up of first Russian plant in mid 2006 and plant reconstruction in Bulgaria

A massive rise in residential construction is forecasted for the urban areas and rapidly expanding economic regions of Russia over the coming years. In order to participate in this development, we started work on the construction of a combined hollow brick and facing brick plant in Kiprewo near Moscow during 2005, which is scheduled to start operations during the second half of 2006. Our goal is to successfully enter the market and then secure further production sites. In Bulgaria – a market that was previously supplied through imports only – Wienerberger started operations with the acquisition of a brick company in Lukovit, located 120 km northeast of Sofia. The reconstruction of this plant will start as soon as all necessary approvals have been received, and plans call for the new high-performance production facility to start operations in 2007. We see attractive opportunities for growth in this country because of the high share of hollow bricks in residential construction and the highly fragmented competition, and intend to establish a relevant market position with a number of plants and extensive presence over the mid-term.

Semmelrock Concrete Pavers (4% of Group revenues)

Higher earnings and stronger market position for Semmelrock

Our specialist for design-oriented concrete pavers continued to expand its market position in all regions during 2005 and recorded a substantial overall improvement in earnings. On the declining paver market in Austria, Semmelrock focused on the development of new products and innovative technologies in order to stabilize earnings during the coming year. The Alpha-Umwelttechnik segment was sold at the start of 2005 in keeping with the company's strategy to focus on pavers. In Hungary the weaker development of both the private and public construction sectors led to a decline in sales volumes. The improvement of sales structures and construction of a new paver plant in Miskolc (eastern Hungary) allowed Semmelrock to expand its market position. In spite of rising competition, the company was able to expand capacity with a second production line in Sered and strengthen its position in Slovakia. In Poland Semmelrock profited from the trend to high-quality products and invested in a new slab production plant in Gliwice. In addition, the company acquired the remaining shares in Kombet, a clay paver producer, at the start of 2006. In Croatia Semmelrock strengthened its share of the growing market and optimized its sales structures. In 2006 the company plans to continue its growth investments in Eastern Europe, enter the market in Slovenia and further improve earnings.

Bramac Concrete Roof Tiles (3% of Group revenues)

Bramac benefits from dynamic growth in Bulgaria and Romania

The traditional Bramac markets in Central and Eastern Europe (above all, Hungary) were characterized by slowing economic growth and increased pressure on prices in 2005. Romania and Bulgaria reported higher sales volumes and satisfactory prices, which were backed by the start-up of a plant in Sibiu, Romania, during 2004 and the expansion of the plant in Silistra, Bulgaria. Supported by successful efficiency programs and product innovations, Bramac was able to match prior year earnings in spite of the more difficult market conditions. Plans call for a broad-based increase in the product line and the continuation of optimization programs in 2006, which should lead to a further improvement in earnings.

Tondach Gleinstätten Clay Roof Tiles (consolidated at equity)

Modernization and capacity increase at Tondach Gleinstätten

Tondach Gleinstätten, a 25% investment that is consolidated at equity in the financial statements of the Wienerberger Group, reported a modest increase in revenues but a slight decline in earnings for 2005. Production capacity was expanded and modernized through the construction of a new plant in Slovakia and further investments in Serbia and Montenegro as well as in Romania. These projects are expected to support a substantial increase in sales volumes and earnings during 2006.

Central-West Europe

Central-West Europe covers our brick and roof tile activities in Germany, Italy and Switzerland. The development of business during the reporting year was influenced by a decline in Germany, the largest individual market in this segment and the source of roughly two-thirds of revenues. In contrast, Italy and Switzerland again reported excellent growth. Segment revenues rose 3% to € 385.4 million, supported by the initial consolidation of two newly acquired clay roof tile plants in Germany as well as good performance in Italy and Switzerland, but EBITDA fell 11% to € 78.0 million. Central-West Europe generated 20% of revenues and 18% of Group EBITDA in 2005.

Earnings decline in this segment because of German market

Central-West Europe		2004	2005	Chg. in %
Revenues	*in € mill.*	373.2	385.4	+3
EBITDA [1]	*in € mill.*	87.2	78.0	-11
EBIT [1]	*in € mill.*	51.4	43.3	-16
CFROI [1]	*in %*	14.4	12.1	-
CVA [1,2]	*in € mill.*	14.7	0.7	-95
Total investments	*in € mill.*	56.4	61.9	+10
Capital employed	*in € mill.*	359.1	396.3	+10
Employees		1,768	2,002	+13
Sales volumes hollow bricks	*in mill. NF*	2,240	2,057	-8
Sales volumes facing bricks	*in mill. WF*	206	163	-21
Sales volumes clay roof tiles	*in mill. m²*	4.2	5.6	+33

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%


332.2
373.2
385.4
30%
23.3
20.7
20.2
20%
10%
0%
2003
2004
2005
Revenues in € mill.
EBITDA margin in %

Germany (12% of Group revenues)

Decline in German residential construction stronger than expected in 2005

The decline in the German residential construction sector during 2005 was stronger than originally expected, and caused a further drop of 12% in the market for wall construction materials and nearly 10% in roofing products. This development triggered strong pressure on prices in the roofing area as well as excess capacity in all product groups.

Start of consolidation phase in clay roof tile industry

We used this highly competitive environment to expand our activities in the roof tile area, and acquired a majority stake in F. v. Müller. This company is one of the leading producers of clay roof tiles in Germany, and represents an excellent addition to our own product line. After successful integration and completion of the necessary optimization measures, which had a strong negative impact on earnings in the clay roof tile area, work started on the renovation of moulded roof tile manufacturing at the Eisenberg plant.

Stable price level and optimization in hollow brick area, loss of market share for facing bricks

Hollow bricks represent the most important area of business in Germany (two-thirds of revenues). These product lines reported stable prices despite a significant drop in sales volumes. The optimization of our site concept led to the closing of the Spardorf plant, which was operating below capacity. During the reporting year we also expanded and optimized the hollow brick plants in Ansbach and Bad Neustadt as well as our high thermal insulating Poroton T09 and T12 brick lines. In the facing brick area, Wienerberger lost market share to less expensive substitute products for facades because of its price-oriented sales strategy.

Goal for 2006: substantial earnings improvement in Germany

The above-mentioned integration and restructuring measures, combined with lower sales volumes, led to a noticeable earnings decline in Germany during 2005. However, the outlook for residential construction in this country calls for positive development during 2006. The elimination of a federal subsidy for first-time home builders and an increase in the VAT rate from 16 to 19% in January 2007 could lead to advance purchases in 2006. Supported by an increased market presence in the roof tile area and the extensive adjustments carried out in 2005, our goal is to realize substantial earnings improvement in Germany during the coming year.

Italy (4% of Group revenues)

Earnings in Italy at high level and further improved

New residential construction again disengaged from the general economic trend in Italy during 2005 and showed moderate growth. Our production facilities operated at full capacity, and we were able to record a sizeable increase in sales volumes and prices. Earnings also improved, even though higher energy costs prevented an increase comparable to revenues. Capital expenditure focused on the dryer at the Terni plant as well as the start of plane brick production in Feltre. For 2006 we expect demand will remain stable, but competition should intensify over the mid-term because of increased investment activity by competitors. During the coming year we forecast a slight decline in earnings from the current high level in Italy.

Switzerland (4% of Group revenues)

Further earnings growth in Switzerland

Market developments in Switzerland were favorable during 2005, with an increase of 4% in housing starts. We were able to record substantial increases in sales volumes of both hollow bricks and insulating materials (purchased goods). In contrast, the clay roof tile area accepted a decline in sales volumes in order to implement price increases. In total, earnings improved over the prior year. For 2006 we expect a slight increase in operating earnings in keeping with the development of the market.

North-West Europe

Largest Wienerberger segment

The North-West Europe segment includes our brick and roof tile activities in Belgium, Holland, France, Great Britain, Scandinavia, Finland and the Baltic States. The further expansion of our market positions through a number of bolt-on projects, the first full-year consolidation of thebrickbusiness and positive development of residential construction in Belgium und France supported an 18% increase in revenues to € 747.9 million and 23% improvement in EBITDA to € 165.3 million. The North-West Europe segment generated 38% of Group revenues and 39% of EBITDA in 2005.

North-West Europe		2004	2005	Chg. in %
Revenues	in € mill.	633.3	747.9	+18
EBITDA [1]	in € mill.	134.5	165.3	+23
EBIT [1]	in € mill.	83.2	109.2	+31
CFROI [1]	in %	10.8	12.1	-
CVA [1,2]	in € mill.	-15.1	0.9	+106
Total investments	in € mill.	399.8	113.6	-72
Capital employed	in € mill.	885.4	952.9	+8
Employees		3,539	4,203	+19
Sales volumes hollow bricks	in mill. NF	969	1,066	+10
Sales volumes facing bricks	in mill. WF	1,379	1,676	+22
Sales volumes clay roof tiles	in mill. m²	10.6	12.6	+19

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%


480.7
633.3
747.9
30%
20%
10%
0%
18.3
21.2
22.1
2003
2004
2005
Revenues in € mill.
EBITDA margin in %

Belgium (10% of Group revenues)

Solid earnings growth in Belgium through higher sales volumes and prices

New residential construction in Belgium rose by a strong 8% in 2005, but the renovation market closed the year with only a slight improvement. Sales volumes increased in all product groups, and price increases were realized above all for hollow bricks as well as for facing bricks and roof tiles. The third production line in Beerse started operations in May of the reporting year, and will cover the rising demand for facing bricks. In order to optimize production costs and our site structure, we relocated production from the leased roof tile plant in Littoral to the enlarged facility in Pottelberg at the start of 2005. These capacity and structure adjustments as well as continuing cost savings measures supported significant growth in revenues and earnings. Despite a sharp rise in energy costs, we have set a goal to further increase earnings in 2006 and have taken the necessary steps to realize this improvement.

Holland (10% of Group revenues)

Satisfactory development of business in Holland despite higher energy costs

The year 2005 brought a modest recovery in new residential construction (+2%) and renovation (+2%) in Holland, and we used this business environment to increase sales volumes and prices. Sales volumes of hollow bricks, clay roof tiles and clay pavers showed particularly good development, as did the prices for clay pavers and facing bricks. In contrast, exports to Germany and Great Britain declined. The overall result was a satisfactory increase in revenues, while operating earnings were negatively influenced by high energy costs. In 2005 we expanded our production capacity for clay pavers and facing bricks, and closed the plant in Rijssen. We plan to double the capacity for clay pavers at Kijfwaard West and enlarge the Brunssum hollow brick plant during 2006 in order to benefit from the expected rise in demand. Forecasts for new residential construction call for moderate growth and we have set a goal to further improve revenues and earnings in spite of rising energy costs.

France (8% of Group revenues)

Positive market conditions and higher market shares in France

Residential construction in France remained on the strong upward trend that began several years ago, with starts of single family houses rising by nearly 5%. We were able to profit more than the market from this development and significantly increased sales volumes, above all in our hollow brick lines. Rising energy costs and personnel expenses were offset by successful price adjustments and the optimization of administrative expenses, which in total supported a significant improvement in earnings. Wienerberger successfully completed the expansion of the Seltz clay roof tile plant and Ollainville facing brick plant, and closed the manufacturing facility in Wizernes. We shifted production from the closed Angervilliers plant to Ollainville. In the hollow brick area, we continued to pursue the "Go West" strategy to increase our market position. Higher market shares for our hollow bricks and price increases will allow us to successfully meet market developments in 2006, and we plan to further improve earnings in a positive business climate despite the rise in energy prices.

Great Britain (6% of Group revenues)

Integration and restructuring lower earnings in Great Britain

The brick market in Great Britain was characterized by declining sales volumes in 2005, which were the result of a drop in residential construction activity. In addition, Wienerberger recorded a somewhat stronger decrease in sales volumes than its competitors due to the integration of thebrick-business and plant reconstruction. We used the past year to optimize our production capacity and invest in the renovation of the plant in Ewhurst, which has been inactive but will operate at full capacity during the second quarter of 2006. Production from the closed plant in Wealden was relocated to the enlarged Warnham plant. In order to prevent an increase in inventories and massive rise in energy costs, production was stopped at seven plants during December. Optimized production and plant structures should allow us to realize a substantial improvement in earnings for 2006, based on a moderate rise in demand.

Northern Europe (3% of Group revenues)

Increase in market shares in North Europe and Baltic States

Following the successful takeover of Wewers during the prior year, we were able to continue our expansion course in ***Denmark*** with the acquisition of a brick plant at Petersminde in 2005. In addition, improved sales structures and expanded capacity in Pedershvile supported an increase in sales volumes and prices. Development was also positive in ***Norway***, where we recorded an improvement in both sales volumes and prices following the restructuring of our sales organization. In ***Sweden*** activities focused on the stabilization of earnings despite a slight decline in sales volumes – the market introduction of the Porotherm brick was successful, above all in the southern region of the country. Growing competition and general market weakness led to a decrease in sales volumes in ***Finland*** during 2005, but price increases supported a slight improvement in earnings despite technical optimization measures at the Koria plant. In ***Estonia*** work started on the construction of a new facing brick plant in Aseri and the conversion of the existing plant to hollow bricks to allow the company to profit even more from the strong economic momentum in the Baltics.

USA

Strong revenues and earnings growth in the USA

New residential construction in the USA reached a record level of roughly 2.1 million units in 2005. This development supported an increase in revenues for our US activities, which rose 19% over the prior year to € 337.2 million. EBITDA improved by 12% and totaled € 66.4 million for 2005. The slight decline in the margin was caused by the acquisition of three brick merchants. We currently generate 24% (2004: 15%) of our revenues in the USA with purchased goods (bricks, mortar and related products). The strong growth reported by this segment also resulted from a 6% increase in prices, while sales volumes remained stable. Our plants operated at full capacity, and the development in sales volumes was triggered by the short supply of products following a lower stock level than in the prior year. The USA is responsible for 17% of Group revenues and 15% of EBITDA.


252.1
284.4
337.2
30%
20%
19.5
20.8
19.7
10%
0%
2003
2004
2005
Revenues in € mill.
EBITDA margin in %

USA		2004	2005	Chg. in %
Revenues	*in € mill.*	284.4	337.2	+19
EBITDA [1]	*in € mill.*	59.1	66.4	+12
EBIT [1]	*in € mill.*	42.0	51.8	+23
CFROI [1]	*in %*	15.2	14.1	-
CVA [1,2]	*in € mill.*	12.5	9.7	-22
Total investments	*in € mill.*	43.8	39.5	-10
Capital employed	*in € mill.*	277.3	345.0	+24
Employees		2,117	2,194	+4
Sales volumes facing bricks	*in mill. WF*	1,238	1,241	+0

1) Adjusted for non-recurring income and expenses
2) Hurdle rate = 12%

Major increase in production capacity to meet strong demand for bricks

General Shale focused on the expansion of its production facilities in 2005, which operated at full capacity for the second year in a row. Following the completion of phase two at the plant in Rome, Georgia, the third stage of construction on the new plant will be finished shortly. The completion of this expansion step during the first half of 2006 will raise the total capacity of the plant to 180 million brick units. The enlargement of the Brickhaven plant, which doubled production capacity to 190 million brick units, was concluded during the fourth quarter of 2005 and the Somerset plant was closed. The expansion of the plant in Louisville (Kentucky), which was finalized during the third quarter, doubled capacity to 110 million brick units. In addition to this increase in capacity, measures to reduce production costs represented the focal point of operations. These measures include the changeover of kiln firing at the Roanoke plant (Virginia) from natural gas to coal and an increase in automation – a strategy that will be continued in the future.

Higher sales volumes and earnings forecasted for 2006

The 5% slowdown in housing starts that is forecasted for 2006 should have a primary impact on the low-price segment and the states of Florida, California and Arizona. Therefore, the effect on the demand for bricks should not be material. Based on the increase in capacity (+6% in year-on-year comparison) as well as the steady optimization of our production processes and costs, we expect further growth in sales volumes and earnings during the coming year. The strong rise in energy costs will only have a cushioned influence on General Shale because most of the kilns are fired with less expensive coal. This represents a major competitive advantage in the USA.

Investments and Other

Non-core activities and holding company costs in this segment

The Investments and Other segment comprises the non-core activities of the Wienerberger Group: Pipelife plastic pipes, real estate, a stove tile plant in Austria and Group headquarters costs. In recent years the Pipelife Group has developed into an independent company with autonomous management, and is now regarded as a financial investment. It is consolidated as a financial investment at equity, and is not included in the operating results of this segment.

Negative results due to inclusion of holding company costs

Revenues recorded by this segment rose 24% to € 20.2 million and EBITDA remained nearly the same at € -18.0 million. The growth in revenues resulted from an increase in service fees charged to the operating companies as well as higher sales by Wienerberger stove tiles. Earnings are negative because holding company costs are included in this segment.

Investments and Other		2004	2005	Chg. in %
Revenues	*in € mill.*	16.3	20.2	+24
EBITDA [1]	*in € mill.*	-17.5	-18.0	-3
EBIT [1]	*in € mill.*	-20.7	-21.0	-1
Capital employed	*in € mill.*	41.7	25.8	-38
Employees		172	161	-6

1) Adjusted for non-recurring income and expenses

Record results by Pipelife after successful optimization in past years

The Pipelife Group (50% Wienerberger, 50% Solvay), the fourth largest producer of plastic pipe systems in Europe, showed excellent development in 2005 and generated record results. A favorable operating environment combined with the restructuring measures carried out in past years and the introduction of numerous innovative products led to a significant improvement in revenues and earnings. The company was also able to transfer the major part of the sharp rise in raw material costs for PVC and PE/PP to selling prices. Group revenues totaled € 712 million, which represents a plus of 17% over the previous year. Sales volumes rose substantially in Europe and China. On the larger markets, weaker demand was noted only in Germany and Hungary. Sales in the USA recovered from the aftereffect of the hurricanes and improved toward the end of the year. The shares in the joint venture in Chengdu, China, were sold during 2005, and 100% of the subsidiaries in Hungary and Romania were acquired – two key restructuring measures for the future. The goal for the Pipelife Group remains the maximization of free cash flow and a reduction in net debt. A duplication of the record 2005 results during the coming year is considered to be a very ambitious goal.

Continued sale of non-operating real estate

During the 2005 Business Year we sold two major properties as part of our strategy to divest non-operating real estate. In September 2005 the Albrechtsfeld agricultural property in the Austrian province of Burgenland was sold at a book value of € 18 million. At the end of the year a large piece of land in the south of Vienna was sold for € 15.7 million. This transaction generated a book gain of € 10.6 million, which is reported under non-recurring income and is therefore not included in the operating results of this segment. The sale of these assets is designed to finance our core business, and we will continue to pursue this strategy in the future. At the present time, we estimate the value of our remaining non-core properties at € 43.5 million.

Contents

Income Statement

Notes		2005 *in TEUR*	2004 *in TEUR*
(7)	Revenues	1,954,571	1,758,846
(8, 9, 13)	Cost of goods sold	-1,210,986	-1,074,544
	Gross profit	**743,585**	**684,302**
(8, 9, 13)	Selling expenses	-369,778	-312,779
(8, 9, 13)	Administrative expenses	-109,524	-108,406
(11)	Other operating expenses	-25,554	-48,457
(12)	Other operating income	31,556	42,790
(8)	Amortization of goodwill	0	0
	Operating profit before non-recurring items	**270,285**	**257,450**
(14)	Non-recurring write-offs and provisions related to restructuring	-11,365	0
(14)	Non-recurring income	10,637	0
	Operating profit after non-recurring items	**269,557**	**257,450**
	Income from investments in associates	29,513	8,586
(15)	Other financial results	-47,803	-34,667
	Financial results	**-18,290**	**-26,080**
	Profit before tax	**251,267**	**231,370**
(16)	Income taxes	-54,834	-49,538
	Profit after tax	**196,433**	**181,832**
	Thereof attributable to minority interest	2,080	4,729
	Thereof attributable to equity holders	**194,353**	**177,104**
(17)	**Adjusted earnings per share before non-recurring items (in EUR)**	**2.67**	**2.54**
(17)	**Earnings per share (in EUR)**	**2.66**	**2.54**
(17)	**Diluted earnings per share (in EUR)**	**2.64**	**2.53**
(17)	**Recommended or paid dividend per share (in EUR)**	**1.18**	**1.07**

The following notes to the financial statements form an integral part of this income statement.

Cash Flow Statement

Notes		2005 in TEUR	2004 in TEUR
	Profit after tax	196,433	181,832
	Depreciation and amortization	158,124	148,739
	Non-recurring write-off related to restructuring	1,591	0
	Write-up of fixed and financial assets	-598	0
	Increase/decrease in long-term provisions	12,994	-10,415
	Income from associates	-29,513	-8,586
	Income/loss from the disposal of fixed and financial assets	-17,691	-14,542
	Gross cash flow	**321,340**	**297,028**
	Increase/decrease in inventories	-45,672	-37,005
	Increase/decrease in trade receivables	-9,580	-14,944
	Increase/decrease in trade payables	2,643	36,103
	Increase/decrease in other net current assets	-29,992	30,787
	Changes in non-cash items resulting from foreign exchange translation	206	-1,362
(18)	**Cash flow from operating activities**	**238,945**	**310,607**
	Proceeds from the sale of assets	61,398	74,349
	Purchase of property, plant and equipment and intangible assets	-278,628	-238,034
	Payments made for investments in financial assets	-233	-921
	Increase/decrease in marketable securities	438	7,123
	Net payments made for the acquisition of companies	-60,035	-394,584
	Net proceeds from the sale of companies	157	0
(19)	**Cash flow from investing activities**	**-276,903**	**-552,067**
	Increase/decrease in long-term borrowings	437,047	-12,692
	Increase/decrease in short-term borrowings	-178,896	40,763
	Dividends paid by Wienerberger AG	-78,040	-49,777
	Dividends paid to minority shareholders and other changes in minority capital	2,464	-2,690
	Dividend payments from associates	2,004	1,975
	Capital increase Wienerberger AG	0	221,782
	Cash inflows from exercise of stock options	5,364	0
	Purchase of treasury stock	-21,326	0
	Cash flow from financing activities	**168,617**	**199,361**
	Change in cash and cash at bank	**130,659**	**-42,099**
	Effect of exchange rate fluctuations on cash held	2,725	1,887
	Cash and cash at bank at the beginning of the year	86,492	126,704
	Cash and cash at bank at the end of the year	**219,876**	**86,492**
	Thereof cash	219,876	86,492

The following notes to the financial statements form an integral part of this cash flow statement.

Balance Sheet

Notes		31.12.2005 *in TEUR*	31.12.2004 *in TEUR*
	Assets		
(20)	Intangible assets	563,906	522,064
(20)	Property, plant and equipment	1,507,125	1,337,568
(20)	Investment property	32,984	54,872
(2, 20)	Investments in associates	106,503	76,329
(20)	Other financial assets	21,566	21,835
(26)	Deferred tax assets	61,355	42,737
	Non-current assets	**2,293,439**	**2,055,404**
(21)	Inventories	445,879	391,435
(22)	Trade receivables	184,407	172,753
(22)	Other current receivables	103,567	89,301
(29, 30)	Securities	22,402	70,517
	Cash and cash at bank	219,876	86,492
	Current assets	**976,131**	**810,497**
	Total Assets	**3,269,570**	**2,865,901**
	Equity and Liabilities		
	Issued capital	74,168	74,168
	Share premium	415,052	415,052
	Retained earnings	1,031,209	962,644
	Treasury stock	-28,133	-13,327
	Translation reserve	-38,909	-105,502
	Minority interest	29,717	34,178
(23)	**Equity**	**1,483,104**	**1,367,214**
(24, 25)	Employee-related provisions	75,671	70,810
(24, 26)	Provisions for deferred taxes	105,318	92,130
(24)	Other non-current provisions	53,463	51,050
(27, 29)	Long-term financial liabilities	1,091,366	654,711
(27)	Other non-current liabilities	51,102	25,028
	Non-current provisions and liabilities	**1,376,920**	**893,729**
(24)	Other current provisions	39,234	56,994
(27, 29)	Short-term financial liabilities	97,873	278,171
(27)	Trade payables	150,712	145,349
(27)	Other current liabilities	121,727	124,444
	Current provisions and liabilities	**409,546**	**604,958**
	Total Equity and Liabilities	**3,269,570**	**2,865,901**

The following notes to the financial statements form an integral part of this balance sheet.

Changes in Equity Statement

in TEUR	Issued capital	Share premium	Retained earnings	Treasury stock	Translation reserve	Minority interest	Total
Balance on 31.12.2003	**65,279**	**192,831**	**820,103**	**-13,327**	**-108,206**	**23,753**	**980,433**
Net profit/minority interest			177,104			4,729	181,832
Dividend payments			-49,777			-1,682	-51,459
Currency translation adjustment					2,760	1,785	4,545
Currency translation adjustment to investments in associates					-55		-55
Hedging reserves			25,750			-92	25,658
Capital increase/decrease	8,888	222,221	-9,327			366	222,148
Increase/decrease in minority interest						3,286	3,286
Increase/decrease in treasury stock							0
Expenses from stock option plans			688				688
Other changes			-1,897			2,034	137
Balance on 31.12.2004	**74,168**	**415,052**	**962,644**	**-13,327**	**-105,502**	**34,178**	**1,367,214**
Net profit/minority interest			194,353			2,080	196,433
Dividend payments			-78,040			-2,467	-80,507
Currency translation adjustment					63,790	1,147	64,937
Currency translation adjustment to investments in associates					2,803		2,803
Hedging reserves			-47,635			15	-47,620
Capital increase/decrease						2,356	2,356
Increase/decrease in minority interest						-7,562	-7,562
Increase/decrease in treasury stock			-1,156	-14,806			-15,962
Expenses from stock option plans			1,250				1,250
Other changes			-208			-30	-238
Balance on 31.12.2005	**74,168**	**415,052**	**1,031,209**	**-28,133**	**-38,909**	**29,717**	**1,483,104**

The following notes to the financial statements form an integral part of this changes in equity statement.

Table of Fixed and Financial Assets

in TEUR	Acquisition or Production Costs						
	Balance on 1.1.2005	Change in consolidation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2005
Goodwill	**490,568**	9,726	23,334	8,428	16	0	**532,040**
Other intangible assets	**43,980**	-375	226	2,578	998	5,141	**50,552**
Intangible assets	**534,548**	9,351	23,560	11,006	1,014	5,141	**582,592**
Land and buildings	**783,907**	13,767	15,759	24,109	13,975	38,042	**861,609**
Machinery and equipment	**1,455,455**	25,341	43,280	54,669	48,511	117,407	**1,647,641**
Fixtures, fittings, tools and equipment	**87,480**	317	1,605	8,286	8,680	2,036	**91,044**
Prepayments and assets under construction	**82,797**	808	3,370	180,558	320	-170,606	**96,607**
Property, plant and equipment	**2,409,639**	40,233	64,014	267,622	71,486	-13,121	**2,696,901**
Investment property	**79,637**	0	259	0	32,167	7,980	**55,709**
Investments in associates	**62,938**	-77	2,745	25	0	0	**65,631**
Investments in subsidiaries	**6,195**	-610	0	201	229	0	**5,557**
Other investments	**19,561**	817	261	7	596	0	**20,050**
Other financial assets	**25,756**	207	261	208	825	0	**25,607**
	3,112,517	**49,714**	**90,839**	**278,861**	**105,492**	**0**	**3,426,440**

in TEUR	Acquisition or Production Costs						
	Balance on 1.1.2004	Change in consolidation range	Foreign exchange incr./decr.	Additions	Disposals	Transfers	Balance on 31.12.2004
Goodwill	**307,176**	187,817	-12,538	5,984	21	2,150	**490,568**
Other intangible assets	**42,936**	828	1,845	7,986	4,262	-5,353	**43,980**
Intangible assets	**350,112**	188,645	-10,693	13,970	4,283	-3,203	**534,548**
Land and buildings	**651,995**	72,675	8,225	35,965	5,180	20,227	**783,907**
Machinery and equipment	**1,264,541**	141,902	11,957	56,469	88,837	69,423	**1,455,455**
Fixtures, fittings, tools and equipment	**75,751**	5,089	-464	12,384	11,644	6,364	**87,480**
Prepayments and assets under construction	**45,209**	7,178	1,311	119,211	824	-89,288	**82,797**
Property, plant and equipment	**2,037,496**	226,844	21,029	224,029	106,485	6,726	**2,409,639**
Investment property	**100,335**	400	348	35	23,370	1,889	**79,637**
Investments in associates	**78,230**	-1,779	-27	18	8,056	-5,448	**62,938**
Investments in subsidiaries	**12,125**	-6,799	3	903	37	0	**6,195**
Other investments	**39,720**	150	120	0	20,429	0	**19,561**
Other financial assets	**51,845**	-6,649	123	903	20,466	0	**25,756**
	2,618,018	**407,461**	**10,780**	**238,955**	**162,660**	**-36**	**3,112,517**

Note: Rounding differences may arise from the automatic processing of data.
The following notes to the financial statements form an integral part of this table of fixed and financial assets.

Depreciation

Balance on 1.1.2005	Change in consoli-dation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2005	Carrying amount 31.12.2005	Carrying amount 31.12.2004
0	0	0	0	0	0	0	**0**	**532,040**	**490,568**
12,484	-218	122	3,571	1	244	2,972	**18,686**	**31,866**	**31,496**
12,484	-218	122	3,571	1	244	2,972	**18,686**	**563,906**	**522,064**
225,825	9	3,854	32,450	598	10,575	6,101	**257,066**	**604,543**	**558,082**
791,383	-205	20,246	113,293	0	41,165	-10,139	**873,413**	**774,228**	**664,072**
54,658	-210	834	10,113	0	7,372	1,069	**59,092**	**31,952**	**32,822**
205	0	0	5	0	2	-3	**205**	**96,402**	**82,592**
1,072,071	-406	24,934	155,861	598	59,114	-2,972	**1,189,776**	**1,507,125**	**1,337,568**
24,766	0	18	272	0	2,331	0	**22,725**	**32,984**	**54,872**
-13,390	85	-58	0	29,513	-2,004	0	**-40,872**	**106,503**	**76,329**
3,921	-744	-1	12	0	0	0	**3,188**	**2,369**	**2,274**
0	853	0	0	0	0	0	**853**	**19,197**	**19,561**
3,921	109	-1	12	0	0	0	**4,041**	**21,566**	**21,835**
1,099,851	**-430**	**25,015**	**159,716**	**30,112**	**59,685**	**0**	**1,194,356**	**2,232,084**	**2,012,668**

Depreciation

Balance on 1.1.2004	Change in consoli-dation range	Foreign exchange incr./decr.	Current year	Write-up	Disposals	Transfers	Balance on 31.12.2004	Carrying amount 31.12.2004	Carrying amount 31.12.2003
0	0	0	0	0	0	0	**0**	**490,568**	**307,176**
16,207	96	311	3,558	0	3,427	-4,261	**12,484**	**31,496**	**26,729**
16,207	96	311	3,558	0	3,427	-4,261	**12,484**	**522,064**	**333,905**
196,753	2,433	1,143	27,217	0	4,484	2,763	**225,825**	**558,082**	**455,242**
741,236	11,640	3,744	106,087	0	71,854	530	**791,383**	**664,072**	**523,305**
52,360	1,098	526	10,573	0	10,878	979	**54,658**	**32,822**	**23,391**
179	34	0	3	0	0	-11	**205**	**82,592**	**45,030**
990,528	15,205	5,413	143,880	0	87,216	4,261	**1,072,071**	**1,337,568**	**1,046,967**
34,361	0	236	557	0	10,388	0	**24,766**	**54,872**	**65,974**
-4,923	-27	28	0	8,586	-154	-36	**-13,390**	**76,329**	**83,152**
3,177	0	0	744	0	0	0	**3,921**	**2,274**	**8,948**
0	0	0	0	0	0	0	**0**	**19,561**	**39,720**
3,177	0	0	744	0	0	0	**3,921**	**21,835**	**48,668**
1,039,350	**15,274**	**5,988**	**148,739**	**8,586**	**100,877**	**-36**	**1,099,851**	**2,012,666**	**1,578,666**

Segment Reporting

Segments	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	2005	2004	2005	2004	2005	2004
Third party revenues	502,958	487,979	378,211	364,916	727,555	614,465
Inter-company revenues	4,320	1,752	7,198	8,249	20,377	18,816
Total revenues	507,278	489,731	385,409	373,165	747,932	633,281
Operating EBITDA	136,666	142,231	78,033	87,163	165,345	134,473
Depreciation and amortization	49,632	40,642	34,778	35,772	56,114	51,237
Operating EBIT	87,033	101,589	43,255	51,391	109,231	83,236
Income from investments in associates	5,028	2,404	364	0	0	0
Investments in associates	20,077	16,893	1,823	1,459	90	90
Liabilities	525,967	630,266	327,378	269,252	1,021,731	697,769
Capital Employed	569,505	468,075	396,293	359,078	952,855	885,379
Assets	872,918	1,025,855	552,466	498,780	1,517,959	1,164,907
Maintenance capex	22,799	24,240	15,047	13,310	36,161	37,309
Growth investments	99,570	105,625	46,883	43,081	77,392	362,487
Employees	4,767	4,558	2,002	1,768	4,203	3,539

Products	Revenues		Operating EBITDA		Assets	
in TEUR	2005	2004	2005	2004	2005	2004
Hollow bricks	630,719	647,498	181,616	195,052	930,319	911,225
Facing bricks	807,519	711,574	154,082	131,997	1,072,765	931,867
Roofing systems	407,224	314,598	94,043	84,285	714,964	670,752
Pavers	101,734	78,747	16,726	11,596	136,301	115,104
Other	7,375	6,429	-18,070	-17,484	415,221	236,953
Wienerberger Group	**1,954,571**	**1,758,846**	**428,397**	**405,445**	**3,269,570**	**2,865,901**

Revenues	Central-East Europe		Central-West Europe		North-West Europe	
in TEUR	2005	2004	2005	2004	2005	2004
Austria	80,458	84,793				
Czech Republic	103,109	100,771				
Hungary	91,587	106,043				
Poland	109,688	101,876				
Other Eastern Europe	118,133	94,555			9,082	7,015
Germany			234,963	233,816		
Switzerland			70,878	65,928		
Italy			72,827	65,437		
Belgium					198,819	182,056
Holland					202,615	196,143
France					148,204	132,737
Great Britain					114,571	59,075
Scandinavia and Finland					55,083	37,630
USA						
Wienerberger Group	**502,975**	**488,038**	**378,668**	**365,181**	**728,374**	**614,656**

USA		Investments and Other		Group Eliminations		Wienerberger Group	
2005	2004	2005	2004	2005	2004	2005	2004
337,179	284,425	7,306	6,429	0	0	**1,953,209**	**1,758,214**
0	0	12,909	9,830	-43,442	-38,015	**1,362**	**632**
337,179	284,425	20,215	16,259	-43,442	-38,015	**1,954,571**	**1,758,846**
66,423	59,072	-18,070	-17,494	0	0	**428,397**	**405,445**
14,591	17,106	2,997	3,238	0	0	**158,112**	**147,995**
51,833	41,966	-21,067	-20,732	0	0	**270,285**	**257,450**
715	454	23,406	5,729	0	0	**29,513**	**8,586**
4,112	3,490	80,401	54,396	0	0	**106,503**	**76,329**
307,201	269,365	1,457,693	814,023	-1,853,504	-1,181,988	**1,786,466**	**1,498,688**
345,006	277,253	25,782	41,711	0	0	**2,289,441**	**2,031,495**
436,419	359,032	3,010,223	2,250,649	-3,120,415	-2,433,322	**3,269,570**	**2,865,901**
12,872	12,832	1,333	2,724	0	0	**88,212**	**90,415**
26,606	30,984	0	0	0	0	**250,451**	**542,177**
2,194	2,117	161	172	0	0	**13,327**	**12,154**

Capital Employed		Total Investments	
2005	2004	2005	2004
717,746	658,187	125,841	108,105
902,179	715,543	106,276	252,119
538,539	535,314	88,182	253,947
105,195	80,741	17,030	15,696
25,782	41,710	1,333	2,725
2,289,441	**2,031,495**	**338,663**	**632,592**

USA		Investments and Other		Wienerberger Group	
2005	2004	2005	2004	2005	2004
		7,375	6,546	**87,833**	**91,339**
				103,109	**100,771**
				91,587	**106,043**
				109,688	**101,876**
				127,215	**101,570**
				234,963	**233,816**
				70,878	**65,928**
				72,827	**65,437**
				198,819	**182,056**
				202,615	**196,143**
				148,204	**132,737**
				114,571	**59,075**
				55,083	**37,630**
337,179	284,425			**337,179**	**284,425**
337,179	**284,425**	**7,375**	**6,546**	**1,954,571**	**1,758,846**

Notes to the Financial Statements

Reporting in accordance with International Financial Reporting Standards (IFRS)

These financial statements were prepared in keeping with § 245a of the Austrian Commercial Code and in accordance with the guidelines as of the balance sheet date set forth in International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC), as adopted by the European Union (EU).

General Information

1. Basis of Preparation

Wienerberger is an international building materials group; the headquarters of the parent company are located in Vienna, Austria. The business activities of the Group can be classified in five segments: Central-East Europe, Central-West Europe, North-West Europe and the USA as well as Investments and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect International Financial Reporting Standards (IFRS) valid for the 2005 business year. In comparison to the prior year, the provisions of IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations were applied for the first time. The new provisions of IFRS 2 Share-based Payment, IFRS 3 Business Combinations, IAS 36 and IAS 38 as well as amendments from the Improvement Project were applied in 2004, at an earlier date in agreement with the new standards. The new standards IFRS 6 Exploration for and Evaluation of Mineral Resources (valid as of 2006) and IFRS 7 Financial Instruments Disclosures (valid as of 2007) were not applied in advance.

Independent auditors have examined the annual financial statements of all national and international companies which require a statutory audit or have submitted to a voluntary audit; all such audited financial statements were awarded unqualified opinions. The financial statements of all consolidated companies are based on historical acquisition and production costs, and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The notes provide detailed information on all such items.

2. Consolidation Range

An overview of fully or proportionally consolidated companies and companies valued at equity is provided in the List of Companies at the end of the notes.

In addition to Wienerberger AG, the 2005 financial statements include 14 (2004: 13) Austrian and 105 (2004: 107) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Thirty-three (2004: 32) affiliates, whose influence on the asset, financial and earnings position of the Group is immaterial, were not included in the consolidation. The combined revenues, income, liabilities and assets of these unconsolidated companies equal less than 2% of the relevant figures for the Group.

Twelve (2004: 13) joint venture companies in the Schlagmann and Bramac Groups, which are under common management, were consolidated using the proportional method.

The equity method is used for consolidation in cases where the Wienerberger Group holds between 20 and 50% of the shares (associates), if these entities are considered significant for the preparation of a true and fair view of the Group's assets, financial and earnings position. The carrying value of the 7 companies consolidated at equity totals TEUR 106,503, and TEUR 77,751 of this amount is attributable to the Pipelife Group.

The consolidation range developed as follows during the 2005 reporting year:

Consolidation Range	**Fully consolidated**	**Proportionally consolidated**	**Equity accounting**
Balance on 31.12.2004	**120**	**13**	**8**
Change in consolidation method	4	0	0
Included during reporting year for first time	7	0	0
Merged/liquidated during reporting year	-11	-1	-1
Divested during reporting year	-1	0	0
Balance on 31.12.2005	**119**	**12**	**7**
Thereof foreign companies	105	10	5

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	**2005**	**2004**
Revenues	89,144	90,583
EBITDA	20,826	20,621
EBIT	15,817	15,369

Assets *in TEUR*	**31.12.2005**	**31.12.2004**	**Equity and Liabilities**	**31.12.2005**	**31.12.2004**
A. Non-current assets	61,813	58,350	A. Equity	47,582	43,336
B. Current assets	28,707	28,012	B. Non-current provisions and liabilities	16,041	16,232
			C. Current provisions and liabilities	26,897	26,793
	90,520	**86,361**		**90,520**	**86,361**

Following are the proportional values from companies valued at equity (Pipelife Group and Tondach Gleinstätten Group):

in TEUR	**2005**	**2004**
Revenues	404,457	345,404
EBITDA	49,548	33,466
EBIT	31,374	16,706

Assets *in TEUR*	**31.12.2005**	**31.12.2004**	**Equity and Liabilities**	**31.12.2005**	**31.12.2004**
A. Non-current assets	130,863	122,517	A. Equity	102,306	71,401
B. Current assets	162,527	154,064	B. Non-current provisions and liabilities	67,148	91,696
			C. Current provisions and liabilities	123,936	113,484
	293,390	**276,581**		**293,390**	**276,581**

3. Acquisitions and Disposals

The following acquisitions made during 2005 are included in the consolidation for the first time:

Name of Company	Share in %	Name of Company	Share in %
von Müller Dachprodukte GmbH & Co. KG	80.00	Petersminde Teglvaerk A/S	100.00

The changes in the consolidation range since December 31, 2004 involved the following initial consolidations and deconsolidations:

At the end of March 2005 a majority stake was acquired in von Müller Dachprodukte GmbH & Co. KG, which owns two clay roof tile plants in Germany. During the third quarter Wienerberger acquired 100% of the shares in Petersminde Teglvaerk A/S with one facing brick plant in Denmark.

During the reporting year the Wienerberger Group not only completed acquisitions (share deals), but also purchased a number of brick plants (asset deals). These asset deals are shown as additions to assets and not reported as changes in the consolidation range. During the second quarter Wienerberger purchased two brick plants in Slovakia; one of these plants was shutdown permanently after the takeover.

The brick activities of Wienerberger in Russia and Bulgaria, which were not consolidated in previous years, were included in the consolidation range for the first time as of January 1, 2005. A plant is currently under construction in Russia, and bricks imported from neighboring countries are sold in Bulgaria.

Companies included in the consolidation for the first time generated TEUR 25,087 of revenues and reduced EBITDA by TEUR 3,475 for the period from January 1, 2005 to December 31, 2005.

On September 24, 2004 Wienerberger acquired 100% of the shares in thebrickbusiness, the third largest producer of bricks in Great Britain with nine plants. During the period from January 1, 2005 to September 23, 2005 thebrickbusiness contributed TEUR 62,627 to Group revenues and TEUR 14,750 to EBITDA; these figures were not included in the calculation of organic growth.

Changes to the consolidation range in 2005 also include the positive effect on revenues and earnings of the first full-year consolidation of Koramic Roofing (included at only 50% for the first quarter of 2004) and the full-year consolidation of three brick plants and one concrete paver plant in Poland (initial consolidation during the second quarter of 2004).

As of January 1, 2005 100% of the shares in Wienerberger Alpha Umwelttechnik were sold at carrying value. The deconsolidation had an impact of significantly less than 1% on Group revenues.

All changes in the consolidation range had a net impact of TEUR 106,082 on revenues and TEUR 15,076 on EBITDA.

Companies included for the first time were consolidated at the point of acquisition or at the next balance sheet date, unless this led to a material impact compared to inclusion at the point of acquisition.

The effect of changes in the consolidation range on the income statement and balance sheet is as follows for 2005 (from/as of the date of initial consolidation or deconsolidation):

in TEUR	**2005**
Revenues	106,082
EBITDA	15,076
EBIT	5,191

Assets		**Equity and Liabilities**	
in TEUR	**31.12.2005**		**31.12.2005**
A. Non-current assets	50,144	A. Non-current provisions and liabilities	7,076
B. Current assets	-38,264	B. Current provisions and liabilities	4,805
	11,881		**11,881**

4. Basis of Consolidation

For included subsidiaries, the book value method is used to eliminate the investment and equity. Under this method, the acquisition value of the investment is compared with the revalued shareholders' equity on the date of initial consolidation (purchase accounting). Any identifiable difference between the purchase price and revalued equity is added to fixed assets; any remaining goodwill, which represents compensation to the seller for market and development opportunities that are not specifically identified, is recognized as an asset in local currency under the relevant segment (TEUR 9,726 for the reporting year). In accordance with IFRS 3 Business Combinations, goodwill from acquisitions is no longer amortized on a regular basis but subject to an annual impairment test and only written down if the asset has been impaired. No impairment charges were recorded in 2005.

Initial consolidations in 2005 resulted in negative differences (badwill) of TEUR 630, which were recognized to the income statement.

Joint ventures are included at their proportional share in keeping with the general principles described above.

For associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, revenues, and other income and expenses arising between companies consolidated at 100% or their proportional share are eliminated. Discounts and other unilaterial transactions affecting profit and loss are eliminated and charged to the income statement. Deferred taxes are recorded to reflect the income tax effects of consolidation entries charged to the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect fixed or current assets, are eliminated unless they are immaterial.

5. Foreign Currency Translation

The accounts of foreign companies are translated into euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated using the closing rate on December 31, 2005. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized currency translation differences arising from non-current Group loans are offset against the translation reserve with no impact on the income statement.

Translation risk arising from the Group's brick activities in the USA is limited by foreign currency swaps. These transactions involve the conclusion of a US dollar-euro foreign currency swap equal to the value of assets held in US dollars. The translation risk associated with brick activities in Poland and Great Britain is covered to roughly 55% and 95%, respectively, by foreign currency swaps and foreign currency futures.

During the reporting year, translation gains of TEUR 66,593 (2004: TEUR 2,705) were charged to equity with no effect on the income statement. The recording of foreign currency transactions (hedging transactions) that were not recognized to the income statement led to a decrease of TEUR 49,111 in retained earnings. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are charged or credited to equity.

The major exchange rates used for foreign currency translation showed the following development during the reporting year:

	Closing rate on		Average rate for the year	
in EUR	**31.12.2005**	**31.12.2004**	**2005**	**2004**
100 British Pound	145.92149	141.83391	146.22527	147.35857
100 Croatian Kuna	13.56677	13.05969	13.51375	13.33875
100 Czech Koruna	3.44828	3.28256	3.35783	3.13496
100 Danish Krone	13.40393	13.44303	13.41948	13.44098
100 Hungarian Forint	0.39546	0.40655	0.40313	0.39734
100 Norwegian Krone	12.52348	12.14108	12.48323	11.94765
100 Polish Zloty	25.90674	24.48280	24.85658	22.07991
100 Romanian Lei	27.17244	25.38715	27.61400	24.68250
100 Slovakian Krone	2.63992	2.58098	2.59075	2.49800
100 Slovenian Tolar	0.41753	0.41708	0.41742	0.41828
100 Swedish Krone	10.65133	11.08574	10.77407	10.95952
100 Swiss Franc	64.30455	64.81301	64.58462	64.76940
100 US Dollar	84.76731	73.41605	80.36759	80.40438

6. Significant Accounting Policies

The accounting and valuation methods used by the Group remain unchanged from December 31, 2004, with the exception of the valuation of non-current assets held for sale (IFRS 5 Non-current Assets Held for Sale).

The new provisions of IFRS 2 Share-based Payments, IFRS 3 Business Combinations, IAS 36 and IAS 38 as well as the amendments from the Improvement Project were applied in 2004, at an earlier date in agreement with the new standards.

Emission trading guideline RL 2003/87/EG took effect in the European Union on January 1, 2005, and requires the Wienerberger Group to redeem certificates for the discharge of the greenhouse gas CO_2, which is created as part of the process used to manufacture bricks. This guideline also directs public authorities to issue a specific number of free certificates to companies that emit CO_2 and thereby permit the fulfilment of these requirements. Depending on actual emissions, companies can either purchase extra certificates or sell unused certificates on the market. The Wienerberger Group was allocated approximately 2.7 million tons of free CO_2 emission rights per year for the period from 2005 to 2007. Following the withdrawal of IASB regulation IFRIC 3 after rejection by the EU Commission, Wienerberger continues to follow the method used in previous quarters and records emission rights at a purchase price of zero in accordance with IAS 20 and IAS 38. Under this method, the income statement only includes expenses for the purchase of additional certificates or income from the sale of unused certificates.

In the quarterly reports for 2005, the reduction in the hedging reserve as a result of the dollar-euro swap was included under cash flow from operating activities in the position "changes in non-cash items resulting from foreign exchange translation". The contra item to the hedging reserve was reported as part of cash flow from investing activities under changes in marketable securities, which were therefore shown as a higher figure. In accordance with IAS 7, these effects are considered to represent non-cash transactions in the financial statements for 2005 and are therefore no longer included on the Cash Flow Statement. The Cash Flow Statement for 2004 was adjusted accordingly.

Following the harmonization of reporting schedules, results from the Tondach Gleinstätten Group were included in the equity valuation for the same reporting period; results recorded for the entire year 2004 were therefore recognized in the first quarter. The share of results for 2005 were recognized in the relevant quarters.

As part of the 2005 tax reform, the Austrian Parliament reduced the corporate tax rate from 34 to 25%. This tax rate will take effect with the assessment for 2005. In accordance with IAS 12.47, all provisions for deferred taxes in Austria have been calculated at this new lower rate since December 31, 2004.

The consolidated financial statements were prepared in accordance with the following principles:

Realization of revenue and expenses: Revenue arising from the provision of goods or services is realized when all major risks and opportunities arising from the delivered object have been transferred to the buyer. Operating expenses are recognized when a service is rendered or a delivery is received, or at the point such liability is incurred.

Order backlog: Information on the order backlog is irrelevant for an analysis of the business activities of Wienerberger AG. Therefore, this information is not provided.

Intangible and tangible assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction period of major new plants is capitalized. Depreciation is based on the useful economic lives of the various assets (component approach).

For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouses)	25 years	Kilns and dryers (facing bricks)	10 – 20 years
Administrative buildings	40 – 50 years	Other machinery	5 – 15 years
Residential buildings	40 – 50 years	Fittings, furniture and office equipment	3 – 10 years
Kilns and dryers (roof tiles and hollow bricks)	8 – 15 years	Other intangible assets	3 – 10 years

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses. In accordance with IFRS 5, scheduled depreciation is discontinued when assets are classified as held for sale.

When plant or equipment is shutdown, sold or retired, the gain or loss arising from the difference between the proceeds on sale and remaining book value is recorded under other operating income or expenses if the amount of the transactions reflects similar annually recurring events.

In accordance with IFRS 3.62, the balance sheet values may be adjusted within one year if they were considered preliminary as of the acquisition date. In 2005 the final values for the acquisition of thebrickbusiness, and thereby also goodwill, was adjusted by TEUR 3,349.

In accordance with IAS 17 (Leases) leased fixed assets, which economically represent purchases financed with non-current funds (finance leases), are recorded at that price which would have been paid if the asset had been purchased. Amortization is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment incentives are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 (Impairment of Assets), assets are written down to the value in use or a possible sale price or liquidation value if there is evidence of impairment and the present value (discounted at a WACC rate of 7.5%) of future payment surplus is less than book value. In the Wienerberger Group, cash-generating units generally represent groupings of plants. Future payment surpluses are based on internal forecasts, which are prepared in detail for 2006 and with minor simplifications for the following three years (2007, 2008 and 2009). The quality of these forecasts is evaluated on a regular basis through a variance analysis that compares this data with actual figures. The results of this analysis are reflected in the forecast for the following year. Future payment surpluses for the years 2010 to 2020 are based on the estimated payment surplus for 2009. Therefore, the calculation of the present value of payment surpluses is based on 15 reporting years.

The major factor for determining the value in use is formed by assumptions for the future development of the local market and sales volumes. The value in use is therefore determined on the basis of assumptions that are checked with economic researchers in the various regional markets, estimates published by Euroconstruct and values from past experience. Market growth rates may vary from –5 to +5% in a single year during the short-term planning period of four years; after this time, average market growth is generally assumed to range from 0 to +2%. Cost structure forecasts generally use past experience in the Wienerberger Group as a base for extrapolation.

If the reasons for impairment cease to exist, the carrying value of the relevant fixed asset is increased to its recoverable amount. In accordance with IFRS 3, no write-up is made to goodwill that was subject to an impairment write-down in the past.

Investment property is stated at carrying value.

Financial investments: Investments in associates and non-consolidated subsidiaries are generally stated at equity, unless these investments are immaterial. Investments in other companies are valued at acquisition cost. A write-down is made if there are signs of lasting impairment. Write-downs and write-ups are shown under financial results.

Inventories: Inventories are stated at the lower of cost or net realizable value, whereby valuation is based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage. Interest charges as well as selling and administrative expenses are not included in the production cost of current assets. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Receivables: Receivables and other current assets are stated at nominal value. Individually identifiable risks are reflected in specific provisions. Non-interest bearing receivables with a remaining term in excess of one year are recorded at discounted present value. Foreign exchange receivables in individual company accounts are translated at the exchange rate on the balance sheet date.

Securities are recorded at purchase price as of the date of acquisition, and stated at fair value in subsequent periods, based on stock exchange quotations as of the balance sheet date. Fluctuations in fair value are recognized to the income statement and included under financial results. Financial assets are recorded as of the trade date, which is the date the company becomes a party to the buy or sell contract.

Provisions: Provisions for severance payments – primarily for employees of Austrian companies – are calculated according to financial principles based on a retirement age of 65 (men) and 60 (women), using a discount rate of 4%. The Austrian method "Teilwertverfahren" is used.

The Wienerberger Group has both defined contribution and defined benefit pension plans. Defined contribution plans carry no further obligation after the payment of premiums. Under defined benefit plans, the employee is promised a certain retirement benefit. The risk related to the actual retirement benefit is carried by the company up to the point of payment. The provisions for defined benefit pension plans are calculated according to the projected unit credit method. The valuation of pension commitments includes future wage/salary increases as well as increases in defined benefit commitments. In general these calculations are based on a discount rate of 5% (Europe) and 6% (USA), an expected increase of 3-5% in income, expected growth of 3-5% in pensions, average employee turnover of 2-5% and expected return of 5-7.7% on pension fund assets. The provisions for pensions are calculated by actuaries.

Commitments by US companies to cover medical costs for retired employees are recorded under provisions for pensions because of their pension-like character.

The provisions for pensions were netted out with pension plan assets that are held to cover commitments. The market values of fund assets that exceed pension obligations are shown under other receivables.

Significant actuarial gains and losses are not recognized to income in the year they arise, but are amortized over the remaining service time of active employees (corridor rule).

In agreement with IAS 12 (revised) the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IFRS financial statements. The provision for deferred taxes is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company. Future changes in tax rates are included if the relevant legal amendment has been passed as of the balance sheet date.

In accordance with IAS 16 (applicable as of January 1, 2005), provisions for site restoration are created when the clay pit is purchased. The provisions for site restoration on clay pits purchased before 2005 are based on depletion, in accordance with the transition rule to IAS 16. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at the actual amount received, less transaction costs. Any premium, discount or other difference between the amount received and repayment amount is distributed over the term of the liability according to the effective interest rate method and recorded under financial results. Foreign currency liabilities are translated at the exchange rate on the balance sheet date.

Derivative financial instruments: Interest rate and foreign exchange swaps as well as foreign exchange contracts are recorded at purchase price as of the trade date, and shown at fair value in subsequent periods. The fair value of securities traded on a stock exchange is based on the actual market price. The fair value of interest rate swaps that are not traded on a stock exchange is based on the discounted value of future payments, which is calculated using a current market interest rate. The fair value of derivative instruments, which must be classified as hedging instruments under IAS 39 (above all, foreign currency swaps), are recorded with no impact to the income statement. The ineffectiveness on cash flow hedges is immaterial. For fair value hedges (above all, interest rate swaps) the valuation of the base transaction is adjusted by the fair value of the hedged risk, and this amount is recognized to the income statement.

Earnings per share: The calculation of earnings per share is based on Group profit after tax less minority interest, divided by the weighted number of shares outstanding (less treasury stock). As part of the stock option plan, Wienerberger managers were granted option rights.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recording of assets and liabilities, the declaration of other obligations as of the balance sheet date, and the recording of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: In accordance with the "management approach", the definition of business units for primary segment reporting should reflect the internal reporting structure. Therefore, Wienerberger structures its segments of business according to regions. EBITDA, EBIT, assets and capital employed as well as maintenance capital expenditure and growth investments are classified according to company headquarters. Secondary segment reporting provides information on the following product groups: hollow bricks, facing bricks, roofing systems, pavers and other.

Intercompany prices: The regional exchange of goods and services between the individual strategic segments is immaterial. Prices for the sale of goods between Group companies are established at arm's length based on the resale price method. Prices for the provision of services between Group companies are established at arm's length based on the cost-plus method.

Notes to the Income Statement

7. Revenues

Consolidated revenues rose 11% to TEUR 1,954,571. After an adjustment for changes in the consolidation range and excluding currency translation effects, organic growth totaled 4% (2004: 8%). In the Central-East Europe segment, higher revenues in the Czech Republic, Slovakia and Romania offset declines in Hungary. Revenues in Germany remained largely unchanged, whereby lower brick revenues were offset by the initial consolidation of two clay roof tile plants acquired from von Müller Dachziegelprodukte GmbH & Co. KG. Revenues in Italy and Switzerland exceeded the prior year level. The North-West Europe segment reported a significant improvement in revenues following the first full-year consolidation of thebrickbusiness as well as organic growth in France and Belgium. Higher revenues were recorded on brick activities in the USA because of an increase in prices and additional purchased goods. Foreign exchange effects, primarily due to the revaluation of the Polish zloty and Czech koruna, had a positive impact of TEUR 24,747 on Group revenues. Detailed information on revenues by segment and region is provided under segment reporting on pages 96 and 97.

8. Cost of Materials and Depreciation

The cost of goods sold, selling and administrative expenses include expenses for materials, merchandise, services and energy totaling:

in TEUR	**2005**	**2004**
Cost of materials	350,788	348,933
Cost of merchandise	105,650	99,220
Cost of energy	250,364	198,569
Cost of services	73,780	50,080
Total	**780,582**	**696,802**

The cost of materials includes expenses for clay, sand, sawdust and other additives, pallets and other packaging materials. Maintenance expenses involve the use of low-value spare parts (cost of materials) as well as third party services (cost of services). The cost of goods sold, selling expenses, administrative expenses, and other operating expenses include the following depreciation and amortization:

in TEUR	2005	2004
Ordinary depreciation	154,082	140,694
Extraordinary depreciation	4,030	7,301
	158,112	**147,995**
Amortization of goodwill	0	0
Depreciation of plant, property and equipment and amortization of intangible assets	**158,112**	**147,995**

In accordance with IFRS 3 Business Combinations, goodwill is not amortized on a regular basis but subject to an annual impairment test (see 6. Significant Accounting Policies).

9. Personnel Expenses

The cost of goods sold, selling and administrative expenses include the following personnel expenses:

in TEUR	2005	2004
Wages	201,051	171,355
Salaries	166,315	147,020
Expenses for stock option plans	1,250	688
Expenses for severance payments	5,415	6,878
Expenses for pensions	11,584	9,242
Expenses for mandatory social security and payroll-related taxes and contributions	82,323	80,554
Other employee benefits	18,545	16,447
Personnel expenses	**486,483**	**432,184**

Compensation paid to the members of the Managing Board totaled TEUR 3,618 for the reporting year (2004: TEUR 3,430). Of this amount, TEUR 1,991 represents a variable component and TEUR 1,627 a fixed component. For active members of the Managing Board, pension expenses in the form of contributions to pension funds (defined contribution plans) and the service costs for defined benefit plans totaled TEUR 1,075 in 2005 (2004: TEUR 627).

Payments of TEUR 589 (2004: TEUR 501) were made to former members of the Managing Board or their surviving dependents.

The members of the Supervisory Board received cash payments totaling TEUR 273 for their activities during the reporting year (2004: TEUR 170). Compensation paid to the Supervisory Board is calculated as a percentage of profit after tax before minorities. These funds are distributed among the members of the Supervisory Board (shareholder representatives) in accordance with the scope of their duties.

The company has not provided any guarantees for credits and no companies in the Wienerberger Group have granted credits to the members of the Managing Board or Supervisory Board.

The members of the Managing Board and Supervisory Board are listed on pages 18 and 27. The number of shares owned by the members of the Managing Board and Supervisory Board is listed on page 33. Detailed information on compensation paid to the members of the Managing Board and Supervisory Board is provided in the compensation report on pages 31 to 33. Expenses arising from the stock option plans are shown above and on page 128.

10. Employees

The average number of employees was as follows:

	2005		2004	
	Total	**Thereof joint ventures**	**Total**	**Thereof joint ventures**
Production	10,051	440	8,877	475
Administration	1,111	73	1,043	77
Sales	2,165	166	2,234	161
Total	**13,327**	**679**	**12,154**	**713**
Thereof apprentices	39	3	31	1

Changes in the consolidation range led to an increase of 1,047 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in proportion to the holdings in these companies.

11. Other Operating Expenses

Other operating expenses are classified as follows:

in TEUR	**2005**	**2004**
Loss on the disposal of fixed assets, excluding financial assets	3,102	5,030
Miscellaneous	22,452	43,427
Other operating expenses	**25,554**	**48,457**

Research and development expenses at Wienerberger are related to the cost of product and process development, the improvement of environmental standards and laboratory activities. The development costs for successful research programs are generally capitalized under the related asset. In 2005 research activities totaled TEUR 3,595. Miscellaneous other operating expenses represent costs that cannot be allocated to the functional areas.

12. Other Operating Income

in TEUR	**2005**	**2004**
Income from the disposal and write-up of tangible assets, excluding financial assets	12,261	19,572
Insurance compensation	3,906	5,415
Miscellaneous	15,389	17,803
Other operating income	**31,556**	**42,790**

Miscellaneous other operating income represents sales-like revenues, such as rental and commission income, which are not part of the direct business activities of the Wienerberger Group.

13. Transition of Results according to Cost of Sales and Total Cost Methods

In an income statement prepared according to the cost of sales method, expenses are classified by functional area. Under the total cost method, the amounts for each individual category of expenses are shown and then adjusted to reflect the increase or decrease in finished and semi-finished goods in order to present the expenses related to the actual volume of goods sold. The relationship of these two methods is explained below:

in TEUR	Cost of freight	Cost of materials	Cost of merchandise	Depreciation	Cost of energy	Cost of services	Personnel expenses	Other	Total
Production costs	0	342,253	105,650	136,234	244,946	56,043	295,163	30,697	**1,210,986**
Selling expenses	109,794	7,681	0	7,068	4,303	11,242	120,922	108,768	**369,778**
Administrative expenses	0	854	0	7,495	679	2,633	68,789	29,074	**109,524**
Other operating expenses	0	0	0	7,315	436	3,862	3,182	10,759	**25,554**
Other operating income	0	0	0	0	0	0	-1,573	-29,983	**-31,556**
	109,794	**350,788**	**105,650**	**158,112**	**250,364**	**73,780**	**486,483**	**149,315**	**1,684,286**

14. Non-recurring Income and Expenses

As a reaction to the changed market conditions, the Wienerberger Group incurred TEUR 11,365 of restructuring expenses (thereof TEUR 1,591 in extraordinary write-off) for the temporary or partial closing of 17 plants during the reporting year. These restructuring activities were concentrated in Germany, Poland and Hungary. In order to improve comparability, these non-recurring expenses are shown separately under "non-recurring write-offs and provisions for restructuring", and are therefore not included under ordinary operating expenses.

A property in the south of Vienna was sold during the fourth quarter of 2005 at a book gain of TEUR 10,637 (proceeds on sale TEUR 15,670). The book gain exceeded the normal scope for a transaction of this type by a substantial amount. For this reason, the gain is shown separately under "non-recurring income".

15. Other Financial Results

Other financial results are classified as follows:

in TEUR	2005	2004
Income from subsidiaries	-633	-710
Income from other companies	534	91
Total income from investments	**-99**	**-619**
Interest and similar income	25,435	27,596
Interest and similar expenses	-68,861	-60,923
Net financing costs	**-43,426**	**-33,327**
Market valuation of securities	2,713	308
Foreign exchange gains/losses	378	3,620
Bank charges and commitment fees	-7,369	-4,649
Securities and other	**-4,278**	**-721**
Other financial results	**-47,803**	**-34,667**

Income from investments includes a loss of TEUR 289 on the sale of stakes in subsidiaries.

The position "bank charges and commitment fees" includes current expenses as well as the allocation of capitalized transaction costs that are related to the conclusion of credits or issue of bonds (above all, bank fees) over the term of the financing. The reversal of discounts and premiums is included under net financing costs.

16. Income Taxes

This item includes income taxes paid and owed by Group companies as well as provisions for deferred taxes.

in TEUR	**2005**	**2004**
Current tax expense	35,572	47,782
Deferred tax expense	19,262	1,756
Income taxes	**54,834**	**49,538**

The effective tax rate for the reporting year was 21.8% (2004: 21.4%). This rate is a weighted average of the effective local income tax rates of all companies included in the consolidation.

As part of the 2005 tax reform, the Austrian parliament approved a reduction in the corporate tax rate from 34 to 25% beginning with the assessment for 2005. In accordance with IAS 12.47, provisions for deferred taxes in Austria were calculated at this new rate in the annual financial statements for 2004.

The difference between the current Austrian corporate tax rate of 25% (2004: 34%) and the Group tax rate shown in these statements is due to the following factors:

in TEUR	**2005**	**2004**
Profit before tax	**251,267**	**231,370**
Tax expense at tax rate of 25% (2004: 34%)	**-62,817**	**-78,666**
Other foreign tax rates	-9,398	11,822
Non-temporary differences and tax income and expense from prior periods	17,320	10,606
Change in valuation allowances for deferred tax assets and tax-loss carry-forwards	-807	6,406
Changes in tax rates	868	295
Effective tax expense	**-54,834**	**-49,538**
Effective tax rate in %	21.8	21.4

17. Earnings per Share, Recommendation for the Distribution of Profits

The current number of shares outstanding is 74,167,796. Wienerberger carried out a share buyback program from March 24 to May 6, 2005, primarily to service the stock option plans; this program resulted in the purchase of 600,000 shares. During the reporting year Wienerberger management exercised 298,000 options for Wienerberger shares at a price of EUR 18.00 per share (first exercise window). These shares were drawn from treasury stock. As of December 31, 2005, 935,005 shares were held as treasury stock (2004: 633,005) and were deducted prior to the calculation of earnings per share. The resulting weighted average number of shares for the calculation of earnings per share in 2005 equaled 73,195,978.

Number of shares	**2005**	**2004**
Outstanding	74,167,796	74,167,796
Treasury stock	935,005	633,005
Weighted average	73,195,978	69,598,155

Based on consolidated net profit of TEUR 194,353 (2004: TEUR 177,104), earnings per share equal EUR 2.66 (2004: EUR 2.54). After an adjustment for non-recurring income and expenses of TEUR -728 (2004: TEUR 0), earnings per share total EUR 2.67 (2004: EUR 2.54). Options from 2002, 2003, 2004 and 2005 lead to a dilution of earnings per share as defined in IAS 33 because the option price was lower than the market price on the balance sheet date. The dilution totaled 399,152 shares and led to a minimal reduction in earnings per share to EUR 2.64 (2004: EUR 2.53).

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as of December 31, 2005 form the basis for the dividend payment. These financial statements show a net profit of EUR 86,682,874.51. The Managing Board recommends the Annual General Meeting approve a dividend of EUR 1.18 per share, for a total payment of EUR 87,517,999.28 on issued capital of EUR 74,167,796, less a proportional share of EUR 1,103,305.90 for treasury stock, resulting in an amount of EUR 86,414,693.38. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 268,181.13.

Notes to the Cash Flow Statement

The Cash Flow Statement for the Wienerberger Group shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year. Cash and cash equivalents (liquid funds) include cash on hand and deposits with banks. Securities and current liabilities owed to financial institutions are not part of cash and cash equivalents. The effects of company acquisitions and disposals are eliminated and shown separately under net payments made for the acquisition of companies. Data from foreign Group companies are generally translated at the average exchange rate for the year. In contrast to this practice, cash and cash equivalents are valued at the exchange rate in effect on the balance sheet date.

In the quarterly reports for 2005, the reduction in the hedging reserve as a result of the dollar-euro swap was included under cash flow from operating activities in the position "changes in non-cash items resulting from foreign exchange translation". The contra item to the hedging reserve was reported as part of cash flow from investing activities under changes in securities, which therefore showed a higher inflow. In accordance with IAS 7, these effects are considered to represent non-cash transactions in the financial statements for 2005 and are therefore not included on the Cash Flow Statement. The Cash Flow Statement for 2004 was adjusted accordingly.

18. Cash Flow from Operating Activities

Cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting year.

Cash flow from operating activities includes the following interest and tax payments:

in TEUR	2005	2004
Interest income	23,751	20,247
Interest payment	55,878	58,508
Tax payments	44,352	34,702

19. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 278,628 (2004: TEUR 238,034). This amount includes TEUR 88,212 for maintenance, replacement rationalization and environmental protection investments (maintenance capex) as well as TEUR 190,416 for the construction or expansion of new plants and acquisitions (growth investments). Investments of TEUR 233 (2004: TEUR 921) were made in financial assets.

Cash inflows from the disposal of fixed and financial assets totaled TEUR 61,398 (2004: TEUR 74,349). These disposals generated gains of TEUR 17,691 (2004: TEUR 14,542). The TEUR 10,637 gain on a property in the south of Vienna was reclassified from operating results to non-recurring results in order to improve comparability.

Net payment made for the acquisition of companies totaled:

in TEUR	**2005**	**2004**
Payments made for companies acquired	44,652	400,294
Cash from companies consolidated for the first time	-496	-1,104
Acquisition of minority stakes	15,879	90
Cash outflows from deconsolidated companies	0	26
Cash flow from the recognition of new minority interest	0	-4,722
Net payments made for the acquisition of companies	**60,035**	**394,584**

In the prior year, the minority shares of capital increases (2004: TEUR 4,722) were reported under cash flow from investing activities. As of January 1, 2005 these items are reported under cash flow from financing activities. Prior year figures were not adjusted.

Net payments of TEUR 60,035 (2004: TEUR 394,584) made for companies acquired include the purchase price for the proportional share of equity as well as any debt assumed in connection with the transaction (debt-free company).

The transition from total investments to maintenance capex and growth investments is as follows:

in TEUR	**2005**	**2004**
Payments made for investments in tangible and intangible assets	278,628	238,034
Net payments made for the acquisition of companies	60,035	394,558
Total investments	**338,663**	**632,592**
Maintenance, replacement, rationalization and environmental investments	88,212	90,415
Maintenance capex	**88,212**	**90,415**
Payments made for new plant construction and renovation	190,416	147,619
Net payments made for the acquisition of companies	60,035	394,558
Growth investments	**250,451**	**542,177**

Notes to the Balance Sheet

20. Fixed and Financial Assets

The development of fixed and financial assets is shown on pages 94 and 95. The effect of changes in the consolidation range is shown in a separate column. The figures shown for foreign exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year and year-end.

Goodwill is distributed among the individual segments of business as follows:

in TEUR	**2005**	**2004**
Central-East Europe	30,792	21,895
Central-West Europe	59,434	54,938
North-West Europe	289,252	281,900
USA	152,421	131,835
Investments and Other	141	0
Goodwill	**532,040**	**490,568**

Goodwill in the North-West Europe segment resulted primarily from the acquisition of business activities in Great Britain (TEUR 71,975) as well as the roof tile business in Belgium, Holland and France (total: TEUR 187,776). Non-current assets include land with a value of TEUR 267,571 (2004: TEUR 277,835). Capitalized interest expense and foreign currency differences on new plant construction totaled TEUR 1,005 in 2005 (2004: TEUR 250). Of total non-current assets, TEUR 4,932 (mainly land) meet the criteria defined in IFRS 5 Non-current Assets Held for Sale, whereby the sale of these assets within one year is highly probable.

In addition to operating leases, the Wienerberger Group also uses ***finance leases*** to a limited extent. Fixed assets include the following plant and equipment from finance leases:

in TEUR	**2005**	**2004**
Acquisition costs	29,350	24,872
Depreciation (accumulated)	10,715	5,385
Book value	18,635	19,486

Obligations arising from operating leases, license agreements, and rental contracts for the use of fixed assets not shown on the balance sheet represent liabilities of:

in TEUR	**2005**	**2004**
For the following year	14,550	11,927
For the next five years	46,660	43,687
Over five years	19,399	10,859

Payments arising from operating leases, license and rental agreements totaled TEUR 29,089 (2004: TEUR 28,135).

The balance sheet item "investment property" includes real estate and buildings with a book value of TEUR 32,984 (2004: TEUR 54,872), which are not used in current business operations. These assets are scheduled for sale over the middle to long-term, and are therefore classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 43,456 (2004: TEUR 86,299). This property generated rental and other income of TEUR 261 in 2005 (2004: TEUR 186). During the 2005 business year, real estate classified as investment property with a book value of TEUR 29,836 was sold.

Other investments also include participation rights, which do not carry voting rights, to less than 40% of the profits earned by ANC Industriebeteiligungverwaltung GmbH, a subsidiary of the ANC private foundation.

21. Inventories

in TEUR	2005	2004
Raw materials and consumables	69,007	74,369
Semi-finished goods	46,851	30,696
Finished goods and merchandise	328,859	285,824
Prepayments	1,162	546
Inventories	**445,879**	**391,435**

Valuation adjustments totaling TEUR 5,252 (2004: TEUR 4,611) were recorded to products where the net realizable value (selling price less selling and administrative expenses) was less than the acquisition or production cost.

22. Receivables and Other Assets

All necessary individual valuation adjustments were made to receivables and other assets. In 2005 valuation adjustments totaled TEUR 942 (2004: TEUR 2,128). Individual valuation adjustments made to receivables during the reporting year represent less than 1% of total receivables and are therefore not shown separately.

Receivables		2005			2004	
in TEUR	Total	Remaining term <1 year	Remaining term >1 year	Total	Remaining term <1 year	Remaining term >1 year
Trade receivables from third parties	183,179	183,007	172	171,814	170,250	1,564
Trade receivables from subsidiaries	1,228	1,228	0	939	939	0
Trade receivables	**184,407**	**184,235**	**172**	**172,753**	**171,189**	**1,564**
Financial receivables from subsidiaries	12,556	8,042	4,514	13,429	7,456	5,973
Receivables arising from loans	12,469	3,044	9,425	14,008	13,714	294
Fair value of pension plan assets in excess of pension obligations	9,054	9,054	0	8,997	8,997	0
Other prepaid expenses	6,286	6,286	0	6,701	6,701	0
Miscellaneous and deferred charges	63,202	47,280	15,922	46,167	42,304	3,863
Other current receivables	**103,567**	**73,706**	**29,861**	**89,301**	**79,171**	**10,130**
Receivables	**287,974**	**257,941**	**30,033**	**262,054**	**250,360**	**11,694**

Receivables due from subsidiaries and affiliates are related primarily to loans. Trade receivables totaling TEUR 9,936 (2004: TEUR 8,265) are secured by notes payable.

23. Capital and Reserves

The development of capital and reserves during 2005 and 2004 is shown on page 93.

Wienerberger carried out a share buyback program from March 24 to May 6, 2005, which resulted in the purchase of 600,000 shares for TEUR 21,326. As part of the stock option plan for 2002, Wienerberger management exercised 298,000 options for Wienerberger shares at a price of EUR 18.00 per share. These shares were drawn from treasury stock, whereby equity increased by TEUR 5,364. The difference between the purchase cost of this treasury stock and the exercise price of the options led to a decrease of TEUR 1,156 in retained earnings.

The issued capital of Wienerberger AG equals EUR 74,167,796 and is divided into 74,167,796 shares with zero par value. The Annual General Meeting on May 12, 2005 empowered the Managing Board to repurchase up to 10% of authorized share capital within a period of 18 months.

Moreover, the Annual General Meeting on May 11, 2004 passed a resolution that gives the Managing Board of Wienerberger AG the option to carry out a capital increase through the issue of up to 31,639,486 new shares. Every capital increase carried out within the framework of this authorization (valid for five years) must be approved by the Supervisory Board. In 2004 a total of 8,888,823 new shares were issued to finance the acquisition of Koramic Roofing and other growth projects. The Annual General Meeting on May 11, 2004 also authorized the Managing Board to issue up to 1,000,000 shares to serve the stock option plans over the next five years. This authorization has not been used to date.

Bank Austria Creditanstalt AG owned less than 5% of the share capital of Wienerberger AG as of December 31, 2005. AIM Trimark Investments, a subsidiary of the Canadian investment company AMVESCAP PLC, reported in November 2005 that it holds slightly more than 5% of the share capital of Wienerberger AG through 16 funds that are managed by AIM Trimark Investments. Free float is distributed among Austrian and international investors (also see page 36). The Wienerberger share is traded in the "Prime Market" Segment of the Vienna Stock Exchange. In the USA, the share is traded in a "Level 1 ADR Program" of the Bank of New York on the OTC market.

Retained earnings of TEUR 1,031,209 (2004: TEUR 962,644) include the retained earnings of Wienerberger AG plus the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2005, excluding the share of profit attributable to minority interest, is shown under retained earnings.

24. Provisions

in TEUR	1.1.2005	Reclassification	1.1.2005	Foreign exchange incr./decr.	Chg. in consolidation range	Reversal	Use	Addition	31.12.2005
Provisions for severance payments	11,380	0	11,380	27	-122	65	1,306	3,528	13,442
Provisions for pensions	55,404	0	55,404	2,692	1,710	3,094	19,137	20,261	57,836
Provisions for service anniversary bonuses	4,026	0	4,026	63	-11	265	117	697	4,393
Employee-related provisions	**70,810**	**0**	**70,810**	**2,782**	**1,577**	**3,424**	**20,560**	**24,486**	**75,671**
Provisions for deferred taxes	**92,130**	**0**	**92,130**	**4,643**	**712**	**8,423**	**4,931**	**21,187**	**105,318**
Provision for warranties	20,974	0	20,974	39	3,772	1,156	2,230	948	22,347
Provision for site restoration	25,693	0	25,693	546	1,407	1,140	1,814	3,768	28,460
Provision for environmental measures	4,383	0	4,383	11	0	1,181	788	231	2,656
Other non-current provisions	**51,050**	**0**	**51,050**	**596**	**5,179**	**3,477**	**4,832**	**4,947**	**53,463**
Non-current provisions	**213,990**	**0**	**213,990**	**8,021**	**7,468**	**15,324**	**30,323**	**50,620**	**234,452**
Provisions for current taxes	563	0	563	27	6	25	0	132	703
Provision for vacations	7,720	-7,720	0	0	0	0	0	0	0
Other current provisions	48,711	0	48,711	892	412	9,225	23,679	21,420	38,531
Current provisions	**56,994**	**-7,720**	**49,274**	**919**	**418**	**9,250**	**23,679**	**21,552**	**39,234**
Provisions	**270,984**	**-7,720**	**263,264**	**8,940**	**7,886**	**24,574**	**54,002**	**72,172**	**273,686**

Provisions in the 2004 financial statements include obligations arising from unused vacation days. These provisions were reclassified to current liabilities as of January 1, 2005 (TEUR 7,720).

25. Provisions for Pensions

Wienerberger has made pension commitments to selected managers as well as all employees in Holland, Great Britain, the USA and Switzerland. Defined contribution plans represent the goal for future pension agreements. In 2004 a number of defined benefit pension agreements with active managers were converted to defined contribution pension models through the transfer of previously earned claims to a pension plan. Wienerberger has also made a number of defined benefit pension commitments mainly to former managers, which are not tied to plan assets. The length of service forms the basis for retirement benefits. General Shale employees have a funded defined benefit pension plan as well as non-funded health insurance. The amount by which the fair value of pension plan assets exceeds pension obligations is shown under other receivables. ZZ Wancor (Switzerland) has a defined contribution pension plan through an external pension fund. Claims earned by Dutch employees are satisfied primarily through contributions to an industry-wide pension fund in Holland. In Great Britain there is a defined contribution pension plan covering all employees. The member companies of thebrickbusiness, which was acquired during 2004, had a defined benefit model up to the end of 2003; a provision was created to reflect these obligations.

The most important actuarial parameters and relevant accounting principles are described on pages 105 and 106.

Total pension expenses for 2005 cover both defined contribution and defined benefit pension plans, and include the following components:

in TEUR	2005	2004
Defined contribution plans		
Expenses for defined contribution pension plans	**6,048**	**4,453**
Defined benefit plans		
Service costs for defined benefit pension plans	3,962	1,842
Interest costs	9,787	9,288
Expected income from plan assets	-7,830	-7,879
Actuarial gain/loss	1,410	1,536
Past service cost	46	1
Effect of plan curtailments and settlements	-1,839	0
Expenses for defined benefit plans	**5,536**	**4,788**
Total expenses for pensions	**11,584**	**9,242**

Gross pension obligations represent the present value of pension commitments as calculated by actuaries. Total pension obligations of TEUR 196,765 (2004: TEUR 182,240) include TEUR 175,861 (2004: TEUR 165,289) that are covered in part or in full by investments in funds (plan assets). The transition from gross pension obligations (defined benefit obligation) to net obligations as shown on the balance sheet is made by deducting non-recorded subsequent service cost and non-recorded actuarial gains and losses as well as the fair value of pension plan assets. Of total net obligations, TEUR 15,220 are related to the US (retirement) health insurance program. The component parts of pension obligations and their coverage through fund assets is shown on the next page:

in TEUR	Defined benefit obligation 2005	Defined benefit obligation 2004	Fair value of plan assets 2005	Fair value of plan assets 2004
Value as of 1.1.	**182,240**	**108,654**	**112,769**	**65,179**
Changes in consolidation range	1,710	72,773	0	44,999
Foreign exchange increase/decrease	11,787	-7,891	7,428	-4,482
Service costs for defined benefit plans	3,962	1,842	0	0
Interest costs	9,787	9,288	0	0
Expected income from plan assets	0	0	7,830	7,879
Effects of plan curtailments and settlements	-2,682	-3,320	-188	-3,320
Actuarial gain/loss	-3,708	4,021	6,760	-655
Past service cost	95	1	0	0
Payments to retirees	-7,411	-4,173	-7,411	-4,173
Payments received from employees	985	1,045	985	1,045
Payments received from employers	0	0	6,733	6,297
Value as of 31.12.	**196,765**	**182,240**	**134,906**	**112,769**
Fair value of plan assets	-134,906	-112,769		
Funded status as of 31.12.	**61,859**	**69,471**		
Non-recorded past service cost	0	0		
Non-recorded actuarial gains/losses	-13,077	-23,064		
Net pension obligations recorded as of 31.12	**48,782**	**46,407**		
Thereof provision for pensions (page 116)	57,836	55,404		
Thereof fair value of plan assets in excess of pension obligations (page 115)	9,054	8,997		

Pension plan assets are comprised of assets in the defined contribution pension plans in the USA and Holland as well as from the former defined benefit pension plan in Great Britain. The expected return on plan assets in 2005 was TEUR 7,830 and the actual return was TEUR 14,590. The plan assets are invested in stocks (77%), bonds (11%) and other assets (12%).

Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, depending on the length of service. These future obligations are reflected in provisions for severance payments. There are similar obligations in France and Italy.

26. Provisions for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2005 and December 31, 2004 are the result of the following temporary valuation and accounting differences between book values in the IFRS financial statements and the relevant tax bases:

in TEUR	2005		2004	
	Assets	Equity and liabilities	Assets	Equity and liabilities
Intangible assets	547	-16,211	225	-9,480
Property, plant and equipment	7,379	-104,522	9,140	-102,853
Financial assets	0	-412	0	-1,380
Inventories	2,518	-7,990	2,118	-6,473
Receivables	6,300	-4,430	3,898	-3,210
Securities	150	-206	140	-183
Cash and cash at bank	1	0	1	-2
Deferred charges	1,643	-4,321	505	-2,074
	18,538	**-138,093**	**16,027**	**-125,655**
Untaxed reserves	0	-10,165	0	-10,617
Provisions	26,900	-873	24,869	-872
Liabilities	5,536	-3,613	10,457	-1,300
Deferred income	26,894	-2,092	1,302	-2,493
	59,329	**-16,744**	**36,628**	**-15,282**
Tax loss carry-forwards	83,643		91,555	
Deferred tax assets/provisions	**161,510**	**-154,836**	**144,210**	**-140,937**
Valuation allowance for deferred tax assets	-50,637		-52,666	
Offset within legal tax units and jurisdictions	-49,518	49,518	-48,807	48,807
Net deferred tax assets and provisions	**61,355**	**-105,318**	**42,737**	**-92,130**

In the Group financial statements, temporary differences and tax loss carry-forwards totaling TEUR 50,637 (2004: TEUR 52,666) are not reflected in deferred tax assets because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, no provisions for deferred taxes were recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries is TEUR 33,225 less than the pro rata share of equity owned in subsidiaries (2004: TEUR -10,871).

27. Liabilities

The remaining terms of the various categories of liabilities are shown in the following table:

2005 *in TEUR*	**Total**	**Remaining term <1 year**	**Remaining term 1-5 years**	**Remaining term >5 years**	**Thereof secured by collateral**
Interest-bearing loans	1,163,439	88,963	617,010	457,466	5,102
Finance leases	23,181	6,291	16,334	556	0
Financial liabilities owed to subsidiaries	2,619	2,619	0	0	0
Financial liabilities	**1,189,239**	**97,873**	**633,344**	**458,022**	**5,102**
Trade payables owed to third parties	149,506	149,476	30	0	0
Trade payables owed to subsidiaries	1,206	1,206	0	0	0
Trade payables	**150,712**	**150,682**	**30**	**0**	**0**
Prepayments received on orders	1,330	1,330	0	0	10
Amounts owed to tax authorities and social security carriers	36,825	36,624	8	193	9
Deferred income	37,896	11,653	12,879	13,364	7
Miscellaneous liabilities	96,778	72,120	10,664	13,994	1
Other liabilities	**172,829**	**121,727**	**23,551**	**27,551**	**27**
Liabilities as per balance sheet	**1,512,780**	**370,282**	**656,925**	**485,573**	**5,129**

2004 *in TEUR*	**Total**	**Remaining term <1 year**	**Remaining term 1-5 years**	**Remaining term >5 years**	**Thereof secured by collateral**
Interest-bearing loans	901,936	267,534	454,733	179,669	84
Finance leases	28,698	8,388	20,310	0	867
Financial liabilities owed to subsidiaries	2,249	2,249	0	0	0
Financial liabilities	**932,883**	**278,171**	**475,043**	**179,669**	**951**
Trade payables owed to third parties	143,988	143,988	0	0	0
Trade payables owed to subsidiaries	1,361	1,361	0	0	0
Trade payables	**145,349**	**145,349**	**0**	**0**	**0**
Prepayments received on orders	1,443	1,443	0	0	0
Amounts owed to tax authorities and social security carriers	49,140	48,167	780	193	0
Deferred income	10,656	10,656	0	0	0
Miscellaneous liabilities	88,233	64,179	10,833	13,221	0
Other liabilities	**149,472**	**124,445**	**11,613**	**13,414**	**0**
Liabilities as per balance sheet	**1,227,704**	**547,965**	**486,656**	**193,083**	**951**

Collateral primarily represents mortgages on land and guarantee agreements.

Other liabilities include TEUR 39,634 (2004: TEUR 26,073) due to employees and TEUR 19,051 (2004: TEUR 17,509) of accruals for bonuses due to customers. As of January 1, 2005 obligations to employees arising from unused vacation days are included under amounts due to employees; in the prior year, these liabilities were reported under provisions (2004: TEUR 7,720). Deferred income also includes TEUR 34,308 (2004: TEUR 7,032) of subsidies and investment allowances granted by third parties, which are released to the income statement over the useful life of the related assets.

28. Contingent Liabilities

Contingent liabilities result from obligations to third parties, and are comprised of:

in TEUR	**31.12.2005**	**31.12.2004**
Sureties	16	0
Contingent liabilities	2,025	6,372
Obligations from bills of exchange	10	0
Other contractual obligations	410	1,617
Contingent liabilities	**2,461**	**7,989**

All contingent liabilities reflect possible future obligations whose existence can only be confirmed by the occurrence of a future event that is completely uncertain as of the balance sheet date. In some cases the minority shareholders of group companies hold put options, which allow them to sell their holdings to Wienerberger within a specified period of time at a predefined price. These put-options are not recorded as financial instruments because there is no market value and another reliable estimate is not possible. There are no financial obligations ***(off balance sheet risks)*** above and beyond the contingent liabilities and guarantees stated above.

Financial Instruments

29. Financial Instruments

Securities		**2005**			**2004**	
	Book value *in TEUR*	**Market value** *in TEUR*	**Ø Effective interest rate** *in %*	**Book value** *in TEUR*	**Market value** *in TEUR*	**Ø Effective interest rate** *in %*
Shares in funds	15,942	15,942	4.21	4,566	4,566	1.30
Debt issued by corporations	30	30		11,271	11,271	5.48
Debt issued by local Austrian authorities	0	0		37	37	5.75
Stock	13	13		125	125	
Derivatives	4,390	4,390		52,794	52,794	
Other	2,027	2,027		1,724	1,724	1.28
	22,402	**22,402**		**70,517**	**70,517**	

Financial liabilities are comprised of the following items:

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	538,838	519,771	524,771	3.30
	HUF	876,842	2,080	2,083	6.40
	SKK	95,000	1,004	943	3.65
			522,855	**527,797**	
Roll-over	*DKK*	8,034	1,078	1,077	2.34
	SKK	13,516	409	357	7.45
			1,487	**1,434**	
Current loans	*EUR*	8,360	4,259	4,249	2.84
	CHF	30,000	19,320	19,231	1.48
	PLN	22,515	5,837	5,775	4.86
			29,416	**29,255**	
Fixed interest loans due to financial institutions			**553,758**	**558,486**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Loans	*EUR*	166,454	157,379	156,002	3.91
	SIT	1,626,240	5,252	5,252	2.80
			162,631	**161,254**	
Roll-over	*EUR*	13,756	**13,756**	**13,756**	2.59
Current loans	*EUR*	39,839	34,934	34,863	2.26
	CZK	35	1	1	
	GBP	9	13	13	
	PLN	4	1	1	
	SIT	576	2	2	
	SKK	677	18	18	
	HRK	73	10	10	
Current loans			**34,979**	**34,908**	
Variable interest loans due to financial institutions			**211,366**	**209,918**	

	Currency	Nominal value *in 1,000 local currency*	Market value *in TEUR*	Book value *in TEUR*	Effective interest rate *in %*
Bonds - fixed interest	*EUR*	400,000	402,479	390,948	4.05
Roll-over - fixed interest	*EUR*	324	331	324	5.00
Loans – fixed interest	*EUR*	2,790	3,214	2,787	6.30
Current loans - fixed interest	*EUR*	464	466	464	2.71
			406,490	**394,523**	
Loans - variable interest	*PLN*	2,320	521	512	5.40
Loans due to non-banks			**407,011**	**395,035**	

In April 2005 Wienerberger issued a seven-year, fixed-interest, bullet repayment bond with a volume of TEUR 400,000, which is recorded under long-term borrowings. The related expenses of TEUR 10,139 (bank charges and interest rate hedges) were recorded together with the bond and not recognized to the income statement. The difference will be recognized as interest expense or bank charges over the term of the bond in accordance with the effective interest rate method.

The conclusion of interest rate swaps can distort the calculation of interest rates (variable, fixed). The structure of financial liabilities (variable and fixed interest rates) including the effects of interest rate swaps is shown on page 74.

30. Derivative Financial Instruments

The fair value of forward exchange contracts is based on the market price as of the balance sheet date. The prices for comparable transactions are used to value certain OTC contracts. The fair value for interest rate swaps represents the value that the company would receive or be required to pay on termination as of the balance sheet date. Current market conditions, above all current interest rates and the credit standing of the swap partner are taken into account in the determination of value.

The interpretation of market information necessary for the estimation of fair values also requires a certain degree of subjective judgement. This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

		2005			2004	
	Currency	**Nominal value** *31.12.2005 in 1,000 local currency*	**Market value** *31.12.2005 in TEUR*	**Currency**	**Nominal value** *31.12.2004 in 1,000 local currency*	**Market value** *31.12.2004 in TEUR*
Forward exchange contracts	*EUR*	12,961	87	*CZK*	83,700	98
	DKK	54,300	8	*USD*	1,300	0
	GBP	24,961	152			
	NOK	5,662	1			
	SEK	5,300	-3			
Interest rate swaps	*EUR*	383,805	-2,542	*EUR*	434,940	-3,248
Cross currency swaps	*USD/EUR*	380,870	20,863	*USD/EUR*	380,870	59,710
	GBP/EUR	85,000	493	*GBP/EUR*	85,000	3,973
	PLN/EUR	417,270	-13,612	*PLN/EUR*	417,270	-7,739
	CZK/EUR	800,000	-907			
	CHF/EUR	25,000	-150			
			4,390			**52,794**

Risk Report

The conduct of global operations exposes the business segments of the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. These risks and their potential impact on the Group are identified and analyzed by Wienerberger risk management, and suitable actions are taken based on the Group's defined risk policy. From the current standpoint, there are no risks that could endanger the continued existence of the Group.

Market Risks

Risks arise from developments in the major economies in which Wienerberger operates across Europe and the USA. The most important market segments for the Wienerberger Group are construction, in general, and new housing starts and renovation, in particular. Key parameters for the development of residential construction are consumer confidence and the level of mortgage interest rates. In addition to this dependency on construction activity, bricks are subject to continuous competition from other wall and roofing materials. This competition on the building materials market requires specialized research and development of our primary products, bricks and clay roof tiles. In addition, the building materials industry is subject to seasonal fluctuations. As is the case with the entire building materials industry, the earnings of the Wienerberger Group are in part dependent on the weather. In order to avoid earnings fluctuations wherever possible, Wienerberger pursues a strategy of geographical diversification with parallel concentration on the core business. The Group's activities are subject to the usual risks inherent in local markets, where positions must be continually defended against competitors and substitute products. The Group's most important customer group is the building materials sector, and further market adjustments in this branch are expected to increase pressure on prices in the future. Specific market situations can also have a negative impact on price levels, and Wienerberger therefore monitors its price strategy on a continuous basis.

Procurement, Production, Investment and Acquisition Risks

The majority of the Wienerberger plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore low. Supplies of clay raw materials for the production of bricks and clay roof tiles are guaranteed on a lasting basis by sufficient deposits and long-term supply contracts.

Energy prices are dependent on international market developments. In 2005 energy costs for the Wienerberger Group totaled TEUR 250,364 (2004: TEUR 198,569), or 12.8% (2004: 11.3%) of revenues. These expenses are divided into 62% for natural gas, 25% for electricity, 7% for oil and 6% for coal and other materials. Sharp increases in the price of natural gas during the reporting year triggered an above-average rise in energy costs in relation to revenues because our selling prices are determined at the start of the year and normally cannot be changed by a large amount during this twelve-month period. Wienerberger works to minimize the risk connected with rising energy prices on liberalized markets in Great Britain and the USA (in total, 19% of energy costs) by concluding futures contracts. In all East European countries except Slovakia and Slovenia (in total, 23% of energy costs), the prices for natural gas are regulated by the federal government and contracts with local suppliers are negotiated each year. In most West European countries (in total, 58% of energy costs) Wienerberger concludes agreements with national and international suppliers, in which prices are determined using formulas that are tied to substitute products (such as light heating oil and diesel oil). These prices are in part established for longer period of time. Therefore, futures can be concluded as a hedge against risk using a link to these substitute products.

Excess capacity in specific markets can lead to increased pressure on prices which, in turn, can result in selling prices that fail to cover production and capital costs. Wienerberger therefore monitors production capacity on a continual basis, and adjusts this capacity by closing plants on a temporary or permanent basis or shifting production to more efficient facilities. Continuous optimization and both internal and external growth projects are required to increase the value of Wienerberger. The future profitability of these projects is dependent to a large degree on the investment volume and/or acquisition price. For this reason, all growth projects must meet strict return on investment criteria for our bolt-on and external projects (also see the chapter Strategy and Business Model on page 38).

Financial Risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. Derivative financing instruments, in particular forward exchange contracts and swaps, are used to limit and control this risk. No derivative contracts are concluded for trading or speculative purposes.

The exposure of the Wienerberger Group to exchange rate risk is limited because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the euro region are almost entirely related to Group dividends or loans. The foreign exchange risk of these inter-Group cash flows is managed by the holding company. Risks may also arise from the translation of foreign company financial statements into the euro, which is the Group currency. Revenues, earnings, and balance sheet items of companies not headquartered in the euro region are therefore dependent on the relevant euro exchange rate. Group Treasury is responsible for the central management of capital employed. These activities include the conclusion of financing by Wienerberger AG, and the distribution of these funds to the operating companies.

The following table shows Group revenues and capital employed by currency. For the first time, the calculation of capital employed includes the effects of forward exchange contracts and foreign currency swaps:

	2005		2004	
Revenues	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Euro	958.8	49	916.2	52
East European currencies	431.6	22	410.2	23
US dollar	337.2	17	284.4	16
Other	227.0	12	148.0	9
Revenues	**1,954.6**	**100**	**1,758.8**	**100**

	2005		2004	
Capital employed	*in € mill.*	*Share in %*	*in € mill.*	*Share in %*
Euro	1,762.0	77	1,573.1	78
East European currencies	409.7	18	333.8	16
US dollar	22.2	1	-3.3	0
Other	95.5	4	127.9	6
Capital employed after hedging effect	**2,289.4**	**100**	**2,031.5**	**100**

Interest rate risk is comprised of two components: the optimal average term of all financing and the separation into fixed and variable interest rates. The risk associated with fixed interest rates lies in a possible decline in interest rate levels, while the risk associated with variable interest rates concern the possibility of an interest rates rise.

For the analysis of interest rate risk (fixed and variable interest rates), financial liabilities (page 122) must be adjusted for the effects of derivative instruments (hedging) and short-term fixed-interest financial liabilities are treated as variable-interest items.

	2005		2004	
in TEUR	**Fixed interest rate**	**Variable interest rate**	**Fixed interest rate**	**Variable interest rate**
Interest-bearing loans	953,009	210,430	676,273	225,663
Reclassification of short-term loans with fixed interest rate	-29,254	29,254	-231,687	231,687
Effect from derivative instruments (hedging)	-68,800	68,800	134,710	-134,710
Interest-bearing loans after hedging effect	**854,955**	**308,484**	**579,296**	**322,640**

The credit risk associated with financing activities is immaterial because of the strict requirements of Wienerberger's internal financial and treasury guidelines. The credit risk connected with the investment of liquid funds and securities is limited by the fact that virtually all securities held by the Group were issued by Austrian corporations and Wienerberger works only with financing partners who can demonstrate an excellent credit rating.

The assets held by defined benefit pension plan assets (TEUR 134,906) are invested in stocks (77%), bonds (11%) and other assets (12%) and are subject to normal market risk.

The credit risk on trade receivables can be classified as low because the credit standing of new and existing customers is monitored on a continual basis. No trade receivables due from individual customers comprise more than 5% of total Group receivables. The liquidity of the operating companies is managed by Group Treasury.

Liquidity risk is relatively low because the brick and roofing systems businesses generate high cash flows. Gearing and the equity base form a limit for the possible expansive growth of the Wienerberger Group.

Other Risks

Wienerberger plants exceed current legal requirements for the prevention of environmental damage, but the intensification of environmental standards presents our engineering department with a continuous range of new challenges. The landfill business was transferred to a foundation in 2001, which considerably reduced the risk for Wienerberger AG from these activities. Legal commitments are identified and met through internal knowledge of the current legal and contractual situation as well as cooperation with experts and external consultants.

The risks associated with a breakdown of our centralized Group data processing system as the result of natural disasters have been minimized through the parallel installation of systems at facilities in different locations. In recent years, a number of building materials companies with operations in the USA became the subject of class action suits from patients with asbestos-related diseases. After an examination of our US activities, we have classified this risk as minimal because none of our American subsidiaries has ever produced or sold asbestos products.

Other Information

31. Significant Events occurring after the Balance Sheet Date (Supplementary Report)

The Wienerberger Group acquired three Polish companies with two brick plants in the southern region of Poland as of February 1, 2006 following the approval of the transaction by cartel authorities. The purchase contract was concluded during 2005 under the suspensive condition that this approval would be received.

32. Related Party Transactions

Some real estate in Poland is held on a trust basis by management for legal reasons associated with the purchase of land.

33. Stock Option Plan

On May 8, 2002 the Annual General Meeting of Wienerberger AG authorized the use of Wienerberger AG treasury stock for a stock option plan. Based on this authorization, an option program was implemented for key managers who have a direct influence on the development of the company. After 2002, 2003 and 2004, options were granted for the fourth time during the 2005 business year. The number of options granted is dependent on the fulfillment of annual performance goals, with budgeted net income for the Group again forming the target for 2005. In order for the 2005 options to become valid, Group net profit must equal at least 95% of budget. If results fall between 95 and 100%, the options will be allocated on a proportional basis.

With the exception of the members of the Managing Board (see individual list), 12 key managers were each granted 3,432 options and 50 key managers were each granted 2,059 options in 2005. These options can not be transferred or traded, and each option represents the right to purchase one share. The options have a five-year term and can be exercised three years after they are granted. After expiration of this three-year period, the options may be exercised within certain windows one month after the announcement of quarterly results, the first time eighth calendar days after the annual general meeting. If the employee resigns within this three-year period, the options expire. The exercise price equals the average of all daily closing prices over a period of four weeks beginning with the announcement of preliminary results for the past reporting year, and totals EUR 37.50 for 2005. One-third of the shares that are purchased through the exercise of these options are subject to a 12-month retention period beginning on the date of exercise; the remaining shares are not subject to a retention period.

In order to serve the options granted in 2004 and 2005 as well as any options granted in subsequent years, the Annual General Meeting on May 12, 2005 approved the issue of authorized conditional capital as well as the purchase of treasury stock. Wienerberger carried out a share buyback program from March 24 to May 6, 2005, which resulted in the purchase of 600,000 shares. During the reporting year 298,000 options for Wienerberger shares from the 2002 stock option plan were exercised at a price of EUR 18.00 each. These shares were drawn from treasury stock.

The development of issued stock options is as follows:

	2005		2004	
	Number of options	Average exercise price per option	Number of options	Average exercise price per option
Total at the beginning of the year	**934,000**	**19.49**	**736,000**	**16.73**
Options granted	187,373	37.50	328,000	25.00
Options exercised	-298,000	18.00	0	0
Options forfeited	0	0	-130,000	17.94
Options subsequently accepted by employees	75,000	20.77	0	0
Total at the end of the year	**898,373**	**23.85**	**934,000**	**19.49**
Eligible for exercise at year-end	30,000	18.00	0	0

Number of options granted	From 2005	From 2004	From 2003	From 2002
Members of the Managing Board				
Wolfgang Reithofer	12,354	18,000	18,000	18,000
Heimo Scheuch	10,295	15,000	15,000	15,000
Hans Tschuden	10,295	15,000	15,000	15,000
Johann Windisch	10,295	15,000	15,000	15,000
Total for the Managing Board	**43,239**	**63,000**	**63,000**	**63,000**
Other key employees	144,134	265,000	310,000	310,000
Total number of options granted	**187,373**	**328,000**	**373,000**	**373,000**
Forfeited due to the end of employment	0	-15,000	-55,000	-70,000
Options subsequently accepted by employees	0	35,000	15,000	25,000
Exercised options	0	0	0	-298,000
Existing options	**187,373**	**348,000**	**333,000**	**30,000**
Eligible for exercise at year-end	0	0	0	30,000

Some managers subsequently accepted the options offered for the years 2002 to 2004 following changes in the tax laws of their countries. The relevant correction to the number of exercisable options is shown on the line "Options subsequently accepted by employees".

The options were valued based on the Black-Scholes option-pricing model. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. The expected volatility was extrapolated based on the historical development of the price of the Wienerberger share. Therefore, the figures shown here may differ from the values subsequently realized on the marketplace.

Valuation of options		**From 2005**	**From 2004**	**From 2003**	**From 2002**
Major parameters for options granted					
Market price at granting	*in EUR*	33.86	27.53	17.32	18.97
Exercise price	*in EUR*	37.50	25.00	15.50	18.00
Term of options		5 years	5 years	5 years	5 years
Risk-free interest rate	*in %*	3.15	3.90	3.17	3.74
Expected volatility	*in %*	28	30	17	15
Present value of options	*in EUR*	5.91	7.44	2.23	2.65
Fair value of stock options at grant date	*in TEUR*	**962**	**2,029**	**710**	**802**
Included in personnel expenses for 2005	*in TEUR*	240	773	237	0

All members of the Managing Board exercised the options granted in 2002 during the reporting year. The resulting number of shares owned by these persons is presented in the Remuneration Report on page 33.

The Managing Board of Wienerberger AG released the consolidated financial statements on March 3, 2006 for distribution to the Supervisory Board. The Supervisory Board has the responsibility to examine the consolidated financial statements, and decide whether it will approve these consolidated financial statements.

Vienna, March 3, 2006

The Managing Board of Wienerberger AG






Wolfgang Reithofer
CEO

Heimo Scheuch

Hans Tschuden

Johann Windisch

Major differences between Austrian and IFRS accounting principles

The primary objective of IFRS accounting is to provide investors with suitable information for decision-making. Therefore IFRS make a strict distinction between accounting for commercial purposes and accounting for tax purposes, provisions for expenses are not permitted, the realization of income is defined differently in certain cases, accounting and valuation options are more restrictive, and information and explanations in the notes to the financial statements are more extensive.

Goodwill arising on acquisitions: In accordance with IFRS 3 goodwill is capitalized and subject to an impairment test each year, but is not amortized on a regular basis. The Austrian Commercial Code allows either a credit to reserves with no effect on the income statement or capitalization and straight-line amortization.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed. IFRS require the creation of deferred taxes on all temporary differences which arise between financial statements prepared for tax purposes and IFRS financial statements. Under IFRS, deferred tax assets must also be recorded for tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Other provisions: In contrast to the Austrian Commercial Code, IFRS interpret the principle of conservatism differently with respect to provisions. IFRS tend to place stricter requirements on the probability of an event occurring and on estimating the amount of the provision.

Securities: Austrian accounting principles require securities to be recorded at the lower of acquisition cost or market value. Under IFRS, securities are valued at market price, whereby changes in market price are recognized directly to the income statement or recorded under equity without recognition to the income statement.

Foreign currency valuation: These two accounting systems require different treatments for unrealized profits arising from the valuation of foreign exchange items as of the balance sheet date. According to Austrian law the principle of realizable value requires only unrealized losses to be recorded, where IFRS also require the recognition of unrealized profits. In keeping with IFRS, unrealized exchange rate gains or losses arising from long-term inter-company loans are recorded under equity without recognition to the income statement.

Extraordinary results: In contrast to Austrian accounting, IFRS do not permit the recognition of extraordinary income or expense.

Stock options: IFRS 2 requires stock options to be reported under personnel expenses at the value on the day they were granted, whereby this value must be distributed over the years up to the earliest exercise date. Under the Austrian Commercial Code, the recording method depends on how the options will be serviced.

Unqualified Opinion

To the members of the Managing Board and Supervisory Board of Wienerberger AG, Vienna

We have audited the ***consolidated financial statements of Wienerberger AG, Vienna, for the fiscal year from January 1 to December 31, 2005***. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and Austrian Standards on Auditing and International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the group as of December 31, 2005 and of the results of its operations and its cash flows for the fiscal year from January 1 to December 31, 2005 in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements.

Vienna, March 8, 2006

KPMG
Wirtschaftsprüfungs- und Steuerberatungs GmbH

Rainer Hassler


KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH

Martin Wagner

Austrian Certified Public Accountants

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger International NV	**Zaltbommel**	**50,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Ziegelindustrie GmbH	Hennersdorf	300,000,000	ATS	100.00%	VK	
Wienerberger Ziegelindustrie Entwicklungs GmbH in Liqu.	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger Teglaipari Rt.	Budapest	2,140,000,000	HUF	100.00%	VK	
Magyar Téglaipari Rt.	Törökbalint	20,000,000	HUF	40.00%	EQ	
Wienerberger Management Service Szolgáltató és Tanácsadó Kft.	Budapest	3,000,000	HUF	100.00%	OK	1)
Wienerberger cihlarsky prumysl, a.s.	Ceske Budejovice	961,543,960	CZK	100.00%	VK	
Wienerberger service, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	OK	1)
Cihelna Kinsky, spol. s r.o.	Kostelec nad Orlici	2,000,000	CZK	73.20%	VK	
Wienerberger eurostroj, spol. s r.o.	Ceske Budejovice	100,000	CZK	100.00%	VK	
Wienerberger euroform, spol. s r.o.	Ceske Budejovice	44,550,000	CZK	100.00%	VK	
Wienerberger cihelna Jezernice, spol. s r.o.	Ceske Budejovice	200,000	CZK	100.00%	VK	
Wienerberger Slovenske tehelne spol. s r.o.	Zlate Moravce	100,000,000	SKK	100.00%	VK	
Wienerberger Cegielnie Lebork Sp. z o.o.	Warszawa	116,334,660	PLN	100.00%	VK	
Handel Ceramika Budowlana Sp. z o.o.	Warszawa	50,000	PLN	40.00%	OK	1)
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin	20,187,000	PLN	77.79%	VK	
Wienerberger Karbud S.A.	Warszawa	17,081,200	PLN	100.00%	VK	
Wienerberger Ceramika Budowlana Sp. z o.o.	Warszawa	1,000,000	PLN	93.22%	VK	
Moreva Sp. z o.o.	Warszawa	50,000	PLN	100.00%	OK	1)
Wienerberger Osiek Sp. z o.o.	Warszawa	10,008,000	PLN	100.00%	VK	
Glina Sp. z o.o.	Warszawa	50,000	PLN	0.00%	VK	
Glina Nowa Sp. z o.o.	Warszawa	50,000	PLN	100.00%	VK	
Koramic Pokrycia Dachowe Sp. z o.o.	Warszawa	233,458,290	PLN	100.00%	VK	
Polskie Przedsiebiorstwo Obrotu Gruntami Sp. z o.o.	Warszawa	4,199,200	PLN	100.00%	VK	
von Müller Dachowki Sp. z o.o.	Warszawa	50,000	PLN	99.00%	OKE	1)
Wienerberger Ilovac d.d.	Karlovac	8,988,040	HRK	99.92%	VK	
Wienerberger Cetera IGM d.d.	Karlovac	359,240	HRK	99.70%	VK	
Wienerberger Industrija opeke d.j.l.	Sarajevo	2,000	KM	100.00%	VK	
Wienerberger Opekarna Ormoz d.d.	Ormoz	228,130,000	SIT	87.06%	VK	
Opekarna Pragersko d.d.	Pragersko	245,262,000	SIT	83.51%	VK	
Wienerberger Opecni Sistemi d.o.o.	Zalec	1,500,000	SIT	100.00%	OK	1)
Wienerberger EOOD	Sofia	100,000	BGL	100.00%	VKE	
Agro Property Bulgaria EOOD	Sofia	5,000	BGL	100.00%	OKE	1)
Wienerberger Sisteme de Caramizi S.R.L.	Bucuresti	39,147,100	RON	65.08%	VK	
OOO "Wienerberger Kirpitsch"	Kirschatsch	469,423,261	RUR	100.00%	VKE	
WZI-Finanz S.A.	Luxembourg	500,065	EUR	100.00%	VK	
Wienerberger TOV	Kyiv	162,484	EUR	100.00%	OKE	1)
Semmelrock International GmbH	**Klagenfurt**	**3,000,000**	**EUR**	**75.00%**	**VKE**	
Semmelrock Baustoffindustrie GmbH	Klagenfurt	1,000,000	EUR	75.00%	VK	
Semmelrock Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	75.00%	VK	
Semmelrock Stein & Design Kft.	Ocsa	983,000,000	HUF	75.00%	VK	
Semmelrock Stein + Design Dlazby s.r.o.	Sered	91,200,000	SKK	75.00%	VK	
Semmelrock Stein & Design d.o.o.	Ogulin	15,520,000	HRK	75.00%	VK	
Semmelrock Stein & Design Kostka Brukowa Sp. z o.o.	Kolbiel	21,478,000	PLN	75.00%	VK	
Semmelrock Stein & Design Sp. z o.o.	Gliwice	11,800,000	PLN	75.00%	VK	
Semmelrock Stein & Design Kombet Sp. z o.o.	Gdynia	2,890,000	PLN	52.50%	VK	
Semmelrock Stein + Design S.R.L.	Gura Ocnitei	200	RON	75.00%	VKE	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Bramac Dachsysteme International GmbH	**Pöchlarn**	**40,000,000**	**ATS**	**50.00%**	**QU**	
Bramac pokrivni sistemi EOOD	Silistra	846,200	BGL	50.00%	QU	
Bramac stresni systemy spol. s r.o.	Praha	160,000,000	CZK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Sarajevo	2,000	DEM	50.00%	QU	
Bramac Pokrovni Sistemi d.o.o.	Novi Zagreb	7,778,000	HRK	50.00%	QU	
Bramac Dachsteinproduktion und Baustoffindustrie Kft.	Veszprem	1,831,880,000	HUF	50.00%	QU	
Bramac Sisteme de Invelitori S.R.L.	Sibiu	8,658,000	RON	50.00%	QU	
Bramac stresni sistemi d.o.o.	Skocjan	910,000,000	SIT	50.00%	QU	
Bramac Stresne Systemy spol. s r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00%	QU	
Bramac Krovni Sistemi d.o.o.	Beograd	750,000	EUR	50.00%	QU	
Wienerberger Ziegelindustrie GmbH	**Hannover**	**9,500,000**	**EUR**	**100.00%**	**VK**	
Schlagmann Beteiligungs GmbH	Zeilarn	26,000	EUR	50.00%	OK	1)
Schlagmann Baustoffwerke GmbH & Co. KG	Zeilarn	10,300,000	EUR	50.00%	QU	
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00%	OK	1)
Wienerberger Vermögensgesellschaft mbH	Hannover	25,000	EUR	100.00%	VK	
Megalith Bausteinwerk Verwaltungs GmbH	Miltitz	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk GmbH Nebelschütz KG	Miltitz	6,000,000	DEM	100.00%	VK	
Megalith Bausteinwerk Beteiligungen GmbH	Schönau v. d. Walde	26,000	EUR	100.00%	OK	1)
Megalith Bausteinwerk GmbH & Co. Schönau KG	Wipperoda	6,000,000	DEM	100.00%	VK	
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00%	OK	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Krauss Kaminwerke GmbH & Co. KG	Hannover	500,000	DEM	100.00%	OK	1)
Ziegelwerk B GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Tongruben Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Tagebau Burgwall Sand und Kies GmbH	Burgwall	130,000	EUR	100.00%	OK	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	26,000	EUR	94.23%	VK	
Wienerberger Verkaufs GmbH	Hannover	28,500	EUR	100.00%	OK	1)
Eisenberg Verwaltungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Wienerberger Dachprodukte GmbH & Co. KG	Hannover	100	EUR	100.00%	OK	1)
Wienerberger Dachprodukte Beteiligungen GmbH	Hannover	25,000	EUR	100.00%	OK	1)
von Müller Dachprodukte Verwaltungs-GmbH	Hannover	25,000	EUR	80.00%	OKE	1)
von Müller Dachprodukte GmbH & Co. KG	Hannover	2,000,000	EUR	80.00%	VKE	
F.v. Müller Dachziegelwerke Görlitz GmbH	Görlitz	500,000	DEM	80.00%	OKE	1)
ReRo Reststoff Rohstoff Handelsgesellschaft mbH	Hannover	26,000	EUR	100.00%	OK	1)
Megalith Bohemia s r.o.	Slany, okr. Kladno	2,000,000	CZK	100.00%	OK	1)
Koramic Verwaltungs-GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Koramic Dachprodukte GmbH & Co. KG	Hannover	5,000,000	EUR	100.00%	VK	
ZZ Wancor	**Regensdorf**	**1,000,000**	**CHF**	**100.00%**	**VK**	
ZZW Swissbrick AG	Regensdorf	200,000	CHF	100.00%	VKE	
Wienerberger Brunori Srl	**Bubano**	**4,056,000**	**EUR**	**100.00%**	**VK**	
Wienerberger Tacconi Srl	Roma	1,187,952	EUR	59.99%	VK	
Alaudae Srl	Bubano	51,130	EUR	100.00%	VK	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00%	EQ	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger NV	**Kortrijk**	**102,736,187**	**EUR**	**100.00%**	**VK**	
Syndikaat Machiensteen II NV	Rumst	1,484,400	EUR	100.00%	VK	
Terca Beerse NV	Beerse	13,379,600	EUR	100.00%	VK	
Terca Tessenderlo NV	Tessenderlo	3,297,000	EUR	100.00%	VK	
Terca Quirijnen NV	Malle West	4,624,000	EUR	100.00%	VK	
Terca Zonnebeke NV	Zonnebeke	8,040,500	EUR	100.00%	VK	
Terca Nova NV	Beerse	5,950,000	EUR	100.00%	VK	
Desimpel NV	Kortemark	16,294,047	EUR	99.99%	VK	
Deva-Kort NV	Kortemark	247,894	EUR	100.00%	VK	
Steenfabrieken Desimpel NV	Kortrijk	12,102,410	EUR	100.00%	VK	
Briqueterie de Peruwelz NV	Kortemark	22,483,943	EUR	100.00%	VK	
Desimpel Kortemark Industries NV	Kortemark	350,000	EUR	100.00%	VK	
Wienerberger Coordination Center NV	Kortrijk	75,831,000	EUR	100.00%	VK	
Koramic Roofing Products NV	Kortrijk	4,500,000	EUR	100.00%	VK	
Tuileries du Hainaut SA	Mouscron	4,090,243	EUR	100.00%	VK	
Wienerberger B.V.	**Zaltbommel**	**25,457,070**	**EUR**	**100.00%**	**VK**	
Terca B.V.	Zaltbommel	13,613	EUR	100.00%	VK	
Van Hesteren & Janssens B.V.	Zaltbommel	363,024	EUR	100.00%	VK	
Desimpel AK1 B.V.	Amsterdam	70,000	EUR	100.00%	VK	
Wienerberger Trading Holland B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
German Brick Trading B.V.	Wijchen	249,700	EUR	100.00%	VK	
Steenhandel Oost Nederland B.V.	Rijssen	3,630	EUR	100.00%	VK	
Aberson Bouwmaterialen B.V.	Zwolle	59,899	EUR	100.00%	VK	
Koramic Dachziegel Handels GmbH	Brüggen-Niederrhein	25,565	EUR	100.00%	EQ	
Steencentrale Neerbosch B.V.	Wijchen	45,400	EUR	100.00%	VK	
Leeuwis B.V.	Wijchen	91,210	EUR	100.00%	VK	
Handelsmaatschappij Rellingen B.V.	Wijchen	136,134	EUR	100.00%	VK	
Steinzentrale Nord GmbH	Rellingen	52,500	EUR	100.00%	VK	
Desimpel Klinker (Deutschland) GmbH	Emmerich	25,000	EUR	100.00%	VK	
Desimpel Klinker (Deutschland) GmbH & Co. KG	Emmerich	50,000	EUR	100.00%	VK	
Galileo Brick Limited	**Cheadle**	**2,000,000**	**GBP**	**100.00%**	**VK**	
Wienerberger (UK) Limited	Manchester	780,646	GBP	100.00%	VK	
The Brick and Stone Company Limited	Cheadle	5,000	GBP	100.00%	VKE	
Terca Reclaimed Buildings Materials Limited	Cheadle	15,000	GBP	100.00%	VKE	
Wienerberger Limited	Cheadle	1	GBP	100.00%	VKE	
Galileo Block Limited	Cheadle	104,002	GBP	100.00%	VK	
Galileo Block 2 Limited	Cheadle	2	GBP	100.00%	VK	
Chelwood Group Unlimited	Cheadle	5,975,506	GBP	100.00%	VK	
The Brick Business Limited	Cheadle	900,002	GBP	100.00%	VK	
The Ockley Brick Company Limited	Cheadle	700	GBP	100.00%	VK	
Chelwood Brick Limited	Cheadle	890,850	GBP	100.00%	VK	
Ambion Brick Company Limited	Cheadle	6,698,797	GBP	100.00%	VK	
Ockley Building Products Limited	Cheadle	500,000	GBP	100.00%	VK	
Irlam Brick Limited	Cheadle	15,100	GBP	100.00%	VK	
Galileo Trustee Limited	Cheadle	1	GBP	100.00%	VK	
DMWSL 320 Limited	Cheadle	1	GBP	100.00%	VK	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger Participations SAS	**Achenheim**	**36,000,000**	**EUR**	**100.00%**	**VK**	
Wienerberger SAS	Achenheim	30,000,000	EUR	100.00%	VK	
Pacema SAS	Achenheim	3,800,000	EUR	100.00%	VK	
Société du Terril d'Hulluch (STF) SNC	Lens	300,000	EUR	50.00%	OK	1)
Desimpel Briques SAS	Cauchy à la Tour	3,821,410	EUR	100.00%	VK	
Koramic Tuiles SAS	Recologne	10,000,000	EUR	100.00%	VK	
Wienerberger A/S	**Brøndby**	**107,954,000**	**DKK**	**100.00%**	**VK**	
Petersminde Teglvaerk A/S	Stenstrup	1,700,000	DKK	100.00%	VKE	
Wienerberger AS	Lunde i Telemark	43,546,575	NOK	100.00%	VK	
Wienerberger AB	Bjärred	17,550,000	SEK	100.00%	VK	
Wienerberger OY AB	Helsinki	1,000,000	EUR	100.00%	VK	
Wienerberger AS	Aseri	24,074,000	EEK	100.00%	VK	
General Shale Brick, Inc.	**Johnson City**	**1,000**	**USD**	**100.00%**	**VK**	
General Shale Building Materials, Inc.	Johnson City	1,000	USD	100.00%	VK	
Modern Concrete, LLC	Louisville	1,000	USD	35.00%	EQ	
Pipelife International GmbH	**Wr. Neudorf**	**29,000,000**	**EUR**	**50.00%**	**EQ**	**2)**
Wienerberger Dach Beteiligungs GmbH	**Wien**	**500,000**	**ATS**	**100.00%**	**VK**	
WIBRA Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00%	QU	
Tondach Gleinstätten AG	Gleinstätten	500,000	EUR	25.00%	EQ	3)
Wienerberger Beteiligungs GmbH	**Wien**	**1,000,000**	**ATS**	**100.00%**	**VK**	
Wienerberger Finance Service B.V.	Zaltbommel	18,000	EUR	100.00%	VK	
Wienerberger Finanz Service GmbH	Wien	25,435,492	EUR	100.00%	VK	
Wienerberger Ofenkachel GmbH & CoKG	Mattersburg	363,364	EUR	100.00%	VK	
Wienerberger Ofenkachel Verwaltungs GmbH	Wien	35,000	EUR	100.00%	OK	1)
VVT Vermögensverwaltung GmbH	Wien	36,000	EUR	100.00%	VK	
WK Services NV	Kortrijk	32,226,158	EUR	100.00%	VK	
Wienerberger Beteiligungs GmbH	Hannover	26,000	EUR	100.00%	OK	1)
Wienerberger Anteilsverwaltung GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger beta Asset Management GmbH	Wien	35,000	EUR	100.00%	OK	1)
Wienerberger Industriebeteiligungsverwaltung GmbH	Wien	35,000	EUR	100.00%	VKE	
Wienerberger France Holding GmbH	Wien	35,000	EUR	100.00%	VK	
Wienerberger ZZ Holding GmbH	Wien	35,000	EUR	100.00%	VK	
Keramo Wienerberger Steinzeugwerk Zwickau GmbH	Zwickau	4,000,000	DEM	100.00%	EQ	

VK...... Full consolidation
VKE.... First time full consolidation
QU..... Proportional consolidation
QUE... First time proportional consolidation
EQ..... Equity accounting
EQE... First time equity accounting
OK.... No consolidation
1) Immaterial
2) Holding company of Pipelife Group
3) Holding company of Tondach Gleinstätten Group

Financial Statements of Wienerberger AG

Income Statement of Wienerberger AG	**2005** *in TEUR*	**2004** *in TEUR*
Income from subsidiaries	**120,543**	**114,851**
Net interest income/expense	-22,062	-12,797
Other financial income/expense	-12,728	15,917
Income from financing activities	**85,753**	**117,971**
Revenues	37,870	24,788
Other operating income	23,718	9,469
Personnel expenses	-16,808	-20,549
Depreciation	-2,757	-2,940
Other operating expenses	-30,396	-33,103
Profit on ordinary activities	**97,380**	**95,636**
Income taxes	2,065	-1,824
Profit after tax	**99,445**	**93,812**
Reversal of untaxed reserves	3,490	2,528
Addition to reserves	-17,000	-17,776
Profit carried forward	748	224
Net profit	**86,683**	**78,788**

The Annual Financial Statements of Wienerberger AG, which were prepared in accordance with Austrian generally accepted accounting principles, were audited by KPMG Wirtschaftsprüfungs- und Steuerberatungs GmbH and awarded an unqualified opinion. These Annual Financial Statements and all supplementary information will be filed with the Company Register of the Commercial Court in Vienna under Number 77676 f. Copies of these Annual Financial Statements are available free of charge directly from Wienerberger AG, 1100 Vienna, and will also be available at the Annual General Meeting.

Recommendation for the Distribution of Profits

We recommend the Annual General Meeting approve the following proposal for the distribution of profits totaling EUR 86,682,874.51: payment of a dividend of EUR 1.18 per share, or EUR 87,517,999.28 less a pro rata share for treasury stock of EUR 1,103,305.90, for a total distribution of EUR 86,414,693.38 and carry forward of the remaining EUR 268,181.13.

Vienna, March 2006

The Managing Board of Wienerberger AG






Wolfgang Reithofer
CEO

Heimo Scheuch

Hans Tschuden

Johann Windisch

Balance Sheet of Wienerberger AG

	31.12.2005 *in TEUR*	31.12.2004 *in TEUR*
Assets		
Intangible assets	19,805	21,436
Property, plant and equipment	30,526	19,393
Financial assets	1,937,692	1,906,312
Fixed and financial assets	**1,988,023**	**1,947,141**
Finished goods and merchandise	141	0
Trade receivables	14,571	3,538
Receivables from subsidiaries	471,418	116,095
Other receivables and assets	4,991	4,960
Securities and other investments	38,762	23,748
Cash and cash at bank	129,791	1,298
Current assets	**659,674**	**149,639**
Prepayments and deferred charges	2,844	459
Total Assets	**2,650,541**	**2,097,239**
Equity and Liabilities		
Issued capital	74,168	74,168
Share premium account	940,140	940,140
Retained earnings	374,574	357,574
Profit and loss account	86,683	78,788
Equity	**1,475,565**	**1,450,670**
Untaxed reserves	**10,783**	**14,273**
Provisions	**37,520**	**36,922**
Bonds	400,000	0
Interest-bearing loans	681,172	559,594
Trade payables	2,781	1,882
Liabilities to subsidiaries	8,844	9,912
Other liabilities	33,876	23,986
Liabilities	**1,126,673**	**595,374**
Total Equity and Liabilities	**2,650,541**	**2,097,239**

Addresses of Major Companies

Headquarters:

Wienerberger AG
A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 60 192-0, info@wienerberger.com, www.wienerberger.com

Operating companies:

Wienerberger Ziegelindustrie GmbH
A-2332 Hennersdorf
Hauptstrasse 2
T +43 (1) 605 03-0
office.at@wienerberger.com
www.wienerberger.at

Wienerberger cihlářský průmysl a.s.
CZ-37046 Ceske Budejovice
Plachého 388/28
T +420 (38) 77 66 111
info@wienerberger.cz
www.wienerberger.cz

Wienerberger Slovenske Tehelne spol. s.r.o.
SK-95301 Zlate Moravce
Tehelna 5
T +421 (37) 640 90 11
office.sk@wzi.com
www.wienerberger.sk

Wienerberger Ceramika Budowlana Sp. z o.o.
PL-04-175 Warszawa
ul. Ostrobramska 79
T +48 (22) 514 21 00
office@wienerberger.com.pl
www.wienerberger.pl

Wienerberger Teglaipari Rt
H-1119 Budapest
Bártfai u. 34.
T +36 (1) 464 70 30
info@wienerberger.hu
www.wienerberger.hu

Wienerberger Ilovac d.d.
HR-47000 Karlovac
Donje Pokupje 2
T +385 (47) 694 100
office.hr@wienerberger.com
www.wienerberger.hr

Wienerberger Opekarna Ormož d.d.
SLO-2270 Ormož
Opekarniška 5
T +386 (2) 7410 520
opekarna@wienerberger.com
www.wienerberger.si

Wienerberger Sisteme de Caramizi S.R.L.
RO-050557 Bucuresti
Dr. Staicovici Nr. 75
T +40 (21) 411 29 33
office.romania@wienerberger.com
www.wienerberger.ro

Wienerberger Ziegelindustrie GmbH
D-30659 Hannover
Oldenburger Allee 26
T +49 (511) 610 70-0
info@wzi.de
www.wienerberger.de

ZZ Wancor
CH-8105 Regensdorf
Althardstrasse 5
T +41 (0) 44 871 32 32
info@zzwancor.ch
www.zzwancor.ch

Wienerberger Brunori SRL
I-40020 Mordano (BO)
fraz. Bubano
Via Ringhiera 1
T +39 (0542) 56811
italia@wienerberger.com
www.wienerberger.it

Wienerberger NV
B-8500 Kortrijk
Ter Bede Business Center
T +32 (56) 24 96 35
info@wienerberger.be
www.wienerberger.be

Wienerberger B.V.
NL-5301LK Zaltbommel
Hogeweg 95
T +31 (418) 59 71 11
info.nl@wienerberger.com
www.wienerberger.nl

OOO Wienerberger Kirpitsch
RUS-601010 Kirschatsch
Gebiet Wladimir
T +7 (49) 23 72 04 84
F +7 (49) 23 72 44 46
wienerberger.ru@wienerberger.com

Wienerberger EOOD
BG-1172 Sofia
4, Pimen Zografski Str.
Business Building 2, Office 1
T + 359 (2) 961 5460
office.bg@wienerberger.com
www.wienerberger.bg

General Shale Brick, Inc.
USA, Johnson City TN 37601
3211 North Roan Street
T +1 (423) 282-4661
office@generalshale.com
www.generalshale.com

Semmelrock Baustoffindustrie GmbH
A-9020 Klagenfurt
Stadlweg 30/Südring
T +43 (463) 38 38-0
office@semmelrock.com
www.semmelrock.com

Bramac Dachsysteme International GmbH
A-3380 Pöchlarn
Bramacstrasse 9
T +43 (2757) 4010-0
mk@bramac.com
www.bramac.com

Tondach Gleinstätten AG
A-8443 Gleinstätten
Graschach 38
T +43 (3457) 2218-0
office@tondach.at
www.tondach.at

Pipelife International GmbH
A-2351 Wr. Neudorf
Triester Strasse 14
T +43 (2236) 439 39-0
info@pipelife.com
www.pipelife.com

Wienerberger SAS
F-67204 Achenheim
8, Rue du Canal
T +33 (3) 90 64 64-64
info@wienerberger.fr
www.wienerberger.fr

Wienerberger Ltd
GB, Cheshire, SK8 3 SA
Wienerberger House, Brooks Drive,
Cheadle Royal Business Park,
Cheadle
T +44 (161) 491 8200
office@wienerberger.co.uk
www.wienerberger.co.uk

Wienerberger A/S
DK-2605 Brøndby
Vallensbækvej 26-28
T +45 (70) 13 13 22
info@wienerberger.dk
www.wienerberger.dk

Wienerberger AB
S-237 91 Bjärred
Flädie
T +46 (771) 42 43 50
info.se@wienerberger.com
www.wienerberger.se

Wienerberger AS
N-3740 Lunde
Strengenveien
T +47 (35) 94 67 00
info@wienerberger.no
www.wienerberger.no

Wienerberger OY AB
FIN-00380 Helsinki
Strömberginkuja 2
T +358 (9) 5655 870
F +358 (9) 5655 8710
www.wienerberger.fi

Wienerberger AS
EST-43401 Aseri
Kordoni 1
T +37 (233) 42 130
F +37 (233) 42 131
estonia@wienerberger.com
www.wienerberger.ee

Glossary

A gl[illegible]e most important terms, abbreviatio[illegible], [illegible]nd foreign language words is provided on the bookmark that can be found in this annual report. You can also download this information from our Website under www.wienerberger.com.

Financial Calendar

March 28, 2006	2005 Results: Press and Analysts Conference in Vienna
March 29, 2006	2005 Results: Analysts Conference in London
April 27, 2006	137th Annual General Meeting in the Vienna Trade Fair Congress Center, 11 am
April 28, 2006	Deduction of dividends for 2005 (ex-day)
May 3, 2006	First Quarter Results for 2006
May 4, 2006	First day of payment for 2005 dividends
August 22, 2006	Results for the First Six Months of 2006: Press and Analysts Conference in Vienna
August 23, 2006	Results for the First Six Months of 2006: Analysts Conference in London
November 8, 2006	Third Quarter Results for 2006
November 9/10, 2006	Capital Markets Day

Information on the Company and the Wienerberger Share

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2005
http://annualreport.wienerberger.com

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)

ADR
American Depository Receipt: deposit certificates that confirm ownership of a foreign stock and are traded on US stock exchanges or over-the-counter as shares; US banks buy stock and issue ADR's in order to give foreign companies access to the US capital market

Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity

ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange

Bearer shares
Shares that are not issued to a specific person; the rights to these securities accrue to the person who holds them

BBB
A corporate rating (see below) that indicates a suitable ability to meet payment obligations; unfavorable economic developments could impair the ability of a company to make interest payments or repay debt

Bolt-on projects
Construction of new plants, capacity upgrades or smaller acquisitions, that all carry synergy potential through integration with existing operations

Call option
Derivative financial instrument; option to purchase the underlying (asset, stock, etc.) for a certain price on a certain date or during a certain period of time

CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates

Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company

Capital Employed, historical
Capital employed at historical purchase prices; capital employed plus accumulated depreciation

Corporate governance
Rules for the responsible management and control of companies that are set forth in the Austrian Corporate Governance Code; compliance with this code is voluntary

CFROI
Cash Flow Return on Investment; ratio of EBITDA to historical capital employed

Clay roof tiles
Roof tiles made of clay in various shapes and colors

Cross currency swap
Agreement between contract partners to exchange cash flows in two different currencies over a certain period of time; a hedge against foreign currency fluctuations

CSR
Corporate social responsibility; voluntary activities of a company that support social interests and environmental issues

CVA
Cash Value Added; EBITDA – (historical capital employed x hurdle rate)

Deferred taxes
The result of timing differences in the valuation of individual company financial statements prepared according to IFRS and tax law

Depreciation, economic
The value that must be earned each year in order to cover expenses for replacement investments at the end of an asset's useful life

Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of revenues

EBIT
Earnings before interest and taxes, or operating profit

EBITDA
Earnings before interest, taxes, depreciation and amortization, or operating profit before depreciation and amortization = gross cash flow

EBITDA margin
EBITDA divided by revenues

EPS
Earnings per share, net profit divided by the weighted number of shares outstanding minus treasury stock

Equity method
Valuation method used for the consolidation of investments between 20% and 50% in other companies

Equity ratio
Equity divided by total assets

EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital; Capital Employed x (ROCE – WACC)

External projects
Acquisitions of larger competitors or companies with leading market positions or the construction of plants in new markets; these measures form the basis for future bolt-on projects (see above)

Facing brick
External brick layer of two-layer non-load bearing exterior walls for buildings (face wall – air layer below/above insulation – rear wall)

FFO
Funds from operations; net profit after tax from operations + depreciation + deferred taxes + other non-cash items

Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations

Free cash flow
Cash flow from operating activities less cash flow from investing activities + growth investments; the amount of cash earned in the current year that is available for expansion projects, dividends and the repayment of debt or share buy-backs

Free float company
Publicly traded corporation with a majority share of free float

GARP investor
Growth at a reasonable price; investor who aims to identify only those growth stocks that meet his/her criteria for buying at reasonable prices

Gearing
Debt indicator; financial liabilities less liquid funds (securities, cash on hand and in banks, net inter-Group receivables/ liabilities) divided by equity including minority interest; an indicator of financial security

Goodwill
Surplus of the price paid for a company over net assets acquired

Hedging
Measures used in the management of financial risk to limit or avoid negative market changes in the areas of interest rates, foreign currency, market values or raw materials

HGB
"Handelsgesetzbuch" (the Austrian Commercial Code)

Hollow bricks
Bricks made of burned clay, which are normally used as perforated bricks under plaster

Hurdle rate
Return that must be earned to cover the cost of capital and economic depreciation; WACC before tax + economic depreciation rate (see above)

IFRS
International Financial Reporting Standards

Interest cover
EBIT divided by net financing costs; indicates the number of times operating income will cover net financing costs

Interest rate swap
Agreement to exchange cash flows with different terms over a specific period of time; these cash flows are based on fixed and variable interest rates; provides security against interest rate fluctuations

Investment grade rating
Rating (also see below) between AAA (Aaa) and BBB (Baa) (also see above), which underscores the good credit standing of a debtor and is a sign of relatively low risk for the bondholder

Investments
Additions to plant, property and equipment and intangible assets (vs. acquisitions – see above)

Joint venture
Agreement by two or more companies to jointly operate a business enterprise

Net debt
Net sum of financial liabilities less cash and cash at bank and securities

NF
Abbreviation for "Normalformat", the standard size for hollow bricks (250 x 120 x 65 mm)

Non-core assets
Assets not used in the ordinary business operations of a company

NOPAT
Net operating profit after tax, or operating profit less taxes and adjusted taxes (tax effects from financial results)

Paver
Product made of clay or concrete, which is used in the design of gardens and public areas

P/E ratio
Price/earnings ratio; an indicator for the market valuation of a stock

Proportional consolidation
Method used to consolidate joint ventures in which a 50% stake is owned

Rating
Standardized evaluation of the credit standing of a company, which indicates the probability of insolvency or delayed payments

Return on equity
Net profit divided by equity, or the rate of return on shareholders' investments

RCF
Retained Cash Flow; FFO (see above) - dividends

ROCE
Return on capital employed, or NOPAT divided by Capital Employed = net yield on capital employed

Stock option
Form of compensation that gives management and employees the right to purchase stock in their company at certain conditions if specific goals are reached

Total Shareholder Return (TSR)
Average increase or decrease in the value of a stock investment over a specific period of time; based on gains and losses in the stock price and dividend payments

Translation risk
Arises from the conversion of foreign currency items on the balance sheet; these foreign exchange fluctuations are not offset by balance sheet items in the same currency

Treasury
Staff function to safeguard the financing, cash management and financial risk management of a company

WACC
Weighted average cost of capital, or the average price a company must pay on financial markets for equity and debt

WF
Abbreviation for "Waalformat", the standard size for a facing brick (210 x 100 x 50 mm)


Wienerberger

Contact:
T +43 (1) 60192-463
F +43 (1) 60192-466
communication@wienerberger.com
annualreport.wienerberger.com

Glossary


However bad the weather is:
You don't have to go out!

The Annual Report and Annual Financial Statements for 2005 were presented at the press conference on March 28, 2006 and at the 137th Annual General Meeting on April 27, 2006 in Vienna. Available in German and English.

Publisher:
Wienerberger AG, A-1100 Vienna, Wienerberg City, Wienerbergstrasse 11
T +43 (1) 601 92-0, F +43 (1) 601 92-466
communication@wienerberger.com, www.wienerberger.com

Inquiries may be addressed to:
The Managing Board: Wolfgang Reithofer, CEO, Hans Tschuden, CFO
Investor Relations: Thomas Melzer

Concept and Layout: Mensalia Unternehmensberatung and Büro X Design Wien
DTP and Reproduction: Büro X Design Wien, Michael Konrad GmbH, Frankfurt
Translation: Donna Schiller-Margolis, Vienna
Photos: Maria Ziegelböck, Hertha Hurnaus
Printed by: Grasl Druck & Neue Medien

1999	2000	2001	2002	2003	2004	2005	CAGR 96-05
1,337.5	1,670.3	1,544.9	1,653.7	1,826.9	1,758.8	1,954.6	7%
308.9	403.4	202.2	323.1	349.9	405.4	429.3	8%
274.5	307.8	221.2	302.6	349.9	405.4	428.4	8%
20.5	18.4	14.3	18.3	19.2	23.1	21.9	
187.8	254.3	-25.8	151.9	190.2	257.5	269.6	11%
153.4	158.7	66.2	151.6	190.2	257.5	270.3	10%
178.6	228.3	-62.7	119.5	154.3	231.4	251.3	12%
124.7	201.4	-17.8	85.9	113.1	181.8	196.4	14%
98.0	244.0	241.3	237.3	274.6	300.7	212.5	7%
500.7	287.1	228.0	181.3	392.6	632.6	338.7	8%
573.1	604.8	674.1	618.5	739.0	762.4	934.4	9%
1,297.7	1,568.5	1,613.9	1,508.7	1,635.4	2,031.5	2,289.4	9%
62.2	54.5	66.9	63.6	75.2	55.8	63.0	
10.7	5.2	-0.7	4.4	5.3	7.7	6.2	
14.0	18.6	-1.8	9.0	11.5	13.3	13.2	
7.4	7.8	4.0	7.1	8.4	9.7	8.9	
-7.4	-2.6	-48.1	1.4	22.4	43.8	31.8	
11.6	11.4	7.3	10.0	12.1	12.9	12.2	
-10.9	-17.7	-141.0	-59.5	3.0	28.6	5.9	
10,374	11,069	11,331	11,478	12,237	12,154	13,327	6%

1999	2000	2001	2002	2003	2004	2005	CAGR 96-05
1.74	2.86	-0.29	1.31	1.71	2.54	2.66	14%
1.40	1.69	0.83	1.57	2.01	2.54	2.67	11%
0.50	0.80	0.60	0.66	0.77	1.07	1.18	13%
34.7	55.1	38.8	42.7	49.8	78.7	86.4	14%
12.9	15.7	14.8	15.1	15.2	19.6	20.3	8%
21.59	19.13	15.75	16.95	21.18	35.15	33.80	7%
69,223	68,823	67,975	64,640	64,645	69,598	73,196	1%
1,499.5	1,328.7	1,093.9	1,106.5	1,382.6	2,607.0	2,506.9	7%

1999	2000	2001	2002	2003	2004	2005	CAGR 96-05
1,446.8	1,611.3	1,556.3	1,460.9	1,601.9	2,012.7	2,232.1	8%
265.4	300.7	331.8	370.2	348.4	391.4	445.9	7%
631.6	624.3	543.8	491.1	598.2	461.8	591.6	5%
2,343.8	2,536.3	2,431.9	2,322.2	2,548.5	2,865.9	3,269.6	8%
921.2	1,109.2	1,008.0	973.1	983.0	1,367.2	1,483.1	8%
311.9	325.6	283.1	310.1	307.0	271.0	273.7	4%
1,110.7	1,101.5	1,140.8	1,039.0	1,258.5	1,227.7	1,512.8	7%

7) Before amortization of goodwill and excluding non-recurring income and expenses
8) Adjusted for treasury stock, adjusted for 1:8 stock split (1999)
9) Equity including minority interest

Austrian Commercial Code

IFRS

Note: The above data reflect figures reported in the relevant year;
no retroactive adjustments were made for deconsolidated segments

Ten-Year Review

Corporate Data		1996	1997	1998
Revenues	*in € mill.*	1,094.5	1,113.7	1,143.3
EBITDA [1]	*in € mill.*	210.4	240.7	258.2
Operating EBITDA [2]	*in € mill.*	217.1	226.3	231.4
EBITDA margin [2]	*in %*	19.8	20.3	20.2
EBIT [1]	*in € mill.*	103.9	131.1	162.6
Operating EBIT [2]	*in € mill.*	116.4	116.7	135.8
Profit before tax	*in € mill.*	87.1	117.5	163.1
Profit after tax	*in € mill.*	58.2	101.4	116.5
Free cash flow	*in € mill.*	118.2	203.2	124.5
Total investments	*in € mill.*	165.5	117.5	301.8
Net debt	*in € mill.*	418.5	143.7	249.1
Capital employed	*in € mill.*	1,034.6	797.6	936.1
Gearing	*in %*	58.3	19.0	29.7
Interest cover [3]		6.2	13.8	282.2
Return on equity [4]	*in %*	8.1	13.7	14.3
ROCE [2]	*in %*	7.4	12.0	9.5
EVA [2]	*in € mill.*	-16.1	24.2	5.1
CFROI [2]	*in %*	12.0	14.1	12.9
CVA [2]	*in € mill.*	-0.6	33.2	15.8
Employees [5]		8,229	7,574	7,988

Stock Exchange Data		1996	1997	1998
Earnings per share [6]	*in €*	0.81	1.43	1.64
Adjusted earnings per share [7]	*in €*	1.02	1.37	1.29
Dividend per share	*in €*	0.38	0.42	0.45
Dividends	*in € mill.*	26.5	29.0	31.5
Equity per share	*in €*	10.1	10.6	11.7
Share price at year-end	*in €*	19.08	22.03	21.18
Shares outstanding (weighted) [8]	*in 1,000*	69,455	69,455	69,455
Market capitalization at year-end	*in € mill.*	1,325.0	1,530.0	1,471.3

Condensed Balance Sheet		1996	1997	1998
Fixed and financial assets	*in € mill.*	1,091.2	892.6	1,121.4
Inventories	*in € mill.*	233.0	214.8	223.4
Other assets	*in € mill.*	370.7	507.9	687.8
Balance sheet total	*in € mill.*	1,694.9	1,615.3	2,032.6
Equity [9]	*in € mill.*	717.6	756.9	838.1
Provisions	*in € mill.*	187.4	239.5	263.1
Liabilities	*in € mill.*	789.9	619.0	931.4

1) Including non-recurring income and expenses
2) Adjusted for non-recurring income and expenses
3) Operating EBIT : Net financing costs
4) Profit after tax : Equity
5) Average number of employees during the year
6) 1996 according to ÖVFA



